SEPTEMBER 13, 2005
FIRST HALF OF 2005 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
& CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2005
(IFRS — UNAUDITED)

A — FIRST HALF OF 2005 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	4
1 - 2005 MAIN DEVELOPMENTS	5
1.1. Changes in scope completed in the first half of 2005	5
1.1.1.SFR : Merger between Cegetel and neuf telecom to create the first alternative fixed operator in France — August 2005	5
1.1.2.Maroc Telecom: acquisition of 16% of the capital by Vivendi Universal — January 2005	5
1.1.3.UMG : Divestiture of CD and DVD manufacturing facilities in the United States and Germany — May 2005	5
1.1.4.Canal+ Group : Divestiture of NC Numéricâble — March 2005	5
1.1.5.Canal+ Group : MultiThématiques — February 2005	5
1.2. Other transactions	5
1.2.1.IACI to exit Vivendi Universal Entertainment. IACI and Vivendi Universal agreed to end litigation — June 2005	5
1.2.2.Elektrim Telekomunikacja situation	6
2 - FIRST HALF OF 2005 AND FIRST HALF OF 2004 STATEMENT OF EARNINGS — IFRS	7
2.1. Earnings review	7
2.2. Guidance for 2005 and 2006	9
3 - REVENUES AND EARNINGS FROM OPERATIONS BY BUSINESS SEGMENT FOR THE FIRST HALF OF 2005 AND THE FIRST HALF OF 2004	10
3.1. Revenues and earnings from operations by business segment as published for the first half of 2005 and the first half of 2004	10
3.2. Revenues and earnings from operations by business segment on a comparable basis for the first half of 2005 and the first half of 2004	10
3.3. Comments on revenues and earnings from operations for Vivendi Universal’s business segments	11
4 - LIQUIDITY MANAGEMENT AND CAPITAL RESOURCES	14
4.1. Operating activities	15
4.2. Investing activities	16
4.3. Financing activities	17
4.4. Credit ratings	18
4.5. Description of Vivendi Universal’s covenants	18
5 - FORWARD LOOKING STATEMENTS	19
B — APPENDICES TO OPERATING AND FINANCIAL REVIEW AND PROSPECTS	20
1- RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS AS PUBLISHED TO REVENUES AND EARNINGS FROM OPERATIONS ON A COMPARABLE BASIS FOR THE FIRST HALF OF 2005	20
2- RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS AS PUBLISHED TO REVENUES AND EARNINGS FROM OPERATIONS ON A COMPARABLE BASIS FOR THE FIRST HALF OF 2004	20
3- RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS PREPARED UNDER FRENCH GAAP TO IFRS REVENUES AND EARNINGS FROM OPERATIONS FOR THE FIRST HALF OF 2004	21
4- RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO CASH FLOW FROM OPERATIONS FOR THE FIRST HALF OF 2005 AND THE FIRST HALF OF 2004	21

C — CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2005 (UNAUDITED)	22
CONSOLIDATED STATEMENT OF EARNINGS FOR THE FIRST HALF OF 2005, THE FIRST HALF OF 2004 AND THE FULL YEAR 2004	22
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	23
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE FIRST HALF OF 2005, THE FIRST HALF OF 2004 AND THE FULL YEAR 2004	24
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE FULL YEAR 2004 AND THE FIRST HALF OF 2005	25
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES	27
1.1. BASIS OF PREPARATION OF THE 2004 FINANCIAL INFORMATION AND OF THE FIRST HALF OF 2005 CONSOLIDATED FINANCIAL STATEMENTS	27
1.2. PRESENTATION OF STANDARDS AND INTERPRETATIONS ADOPTED IN THE PREPARATION OF THE 2004 FINANCIAL INFORMATION AND OF THE FIRST HALF OF 2005 CONSOLIDATED FINANCIAL STATEMENTS	27
1.3. PRINCIPLES GOVERNING THE PREPARATION OF 2004 FINANCIAL INFORMATION	28
1.4. PRESENTATION PRINCIPLES USED FOR FINANCIAL INFORMATION	34
1.5. INTERIM STATEMENTS	34
1.6. CONTRACTUAL OBLIGATIONS AND CONTINGENT ASSETS AND LIABILITIES	34
NOTE 2. CHANGES IN SCOPE OCCURRED DURING THE FIRST HALF OF 2005	35
2.1. ACQUISITION OF AN ADDITIONAL 16% STAKE IN MAROC TELECOM ON JANUARY 4, 2005	35
2.2. OTHER CHANGES IN SCOPE OCCURRED DURING THE FIRST HALF OF 2005	35
2.3. DIVESTITURE OF 72% OF CEGETEL S.A.S. TO NEUF TELECOM (AUGUST 2005)	35
NOTE 3. BUSINESS SEGMENT DATA (UNAUDITED)	35
3.1. STATEMENT OF EARNINGS FOR THE FIRST HALF OF 2005, THE FIRST HALF OF 2004 AND THE FULL YEAR 2004	36
3.2. STATEMENT OF FINANCIAL POSITION DATA AS OF JUNE 30, 2005, AND DECEMBER 31, 2004	37
3.3. GEOGRAPHIC DATA FOR THE FIRST HALF OF 2005, THE FIRST HALF OF 2004 AND THE FULL YEAR 2004	37
NOTE 4. INTEREST AND OTHER FINANCIAL CHARGES AND INCOME FOR THE FIRST HALF OF 2005 AND THE FIRST HALF OF 2004	37
NOTE 5. PROVISION FOR INCOME TAXES FOR THE FIRST HALF OF 2005 AND THE FIRST HALF OF 2004	38
NOTE 6. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE	38
6.1. DIVESTITURE OF 72% OF CEGETEL S.A.S. TO NEUF TELECOM	38
6.2. DIVESTITURE OF 80% OF VIVENDI UNIVERSAL ENTERTAINMENT (VUE)	39
NOTE 7. EARNINGS PER SHARE FOR THE FIRST HALF OF 2005, THE FIRST HALF OF 2004 AND THE FULL YEAR 2004	40
NOTE 8. GOODWILL AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	41
NOTE 9. CONTENT ASSETS AND LIABILITIES AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	42
9.1. CONTENT ASSETS AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	42
9.2. CONTENT LIABILITIES AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	43
NOTE 10. OTHER INTANGIBLE ASSETS AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	43
NOTE 11. INVESTMENTS IN EQUITY AFFILIATES AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	44
11.1. EQUITY AFFILIATES AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	44
11.2. CHANGE IN EQUITY AFFILIATES OVER THE FIRST HALF OF 2005	45
11.3. EQUITY ACCOUNTING OF ELEKTRIM TELEKOMUNIKACJA	45
NOTE 12. FINANCIAL ASSETS AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	46
12.1. CHANGE IN ASSETS AVAILABLE FOR SALE OVER THE FIRST HALF OF 2005	46
12.2. CHANGE IN DERIVATIVE FINANCIAL INSTRUMENTS OVER THE FIRST HALF OF 2005	46
12.3. ADVANCES TO EQUITY AFFILIATES AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	46
12.4. CASH DEPOSITS BACKING BORROWINGS AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	47
12.5. OTHER FINANCIAL RECEIVABLES AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	47
NOTE 13. INFORMATION RELATED TO SHARE CAPITAL AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	47
13.1. NUMBER OF COMMON SHARES AND VOTING RIGHTS OUTSTANDING	47
NOTE 14. LONG-TERM BORROWINGS AND OTHER FINANCIAL LIABILITIES AS OF JUNE 30, 2005 AND DECEMBER 31, 2004	47
14.1. ANALYSIS OF LONG-TERM BORROWINGS AND OTHER FINANCIAL LIABILITIES AS OF JUNE 30, 2005 AND DECEMBER 31, 2004	47
14.2. CURRENCY, MATURITY AND NATURE OF INTEREST RATE OF THE NOMINAL VALUE OF BORROWINGS AS OF JUNE 30, 2004 AND DECEMBER 31, 2004	48
NOTE 15. SHORT-TERM BORROWINGS AND OTHER FINANCIAL LIABILITIES AS OF JUNE 30, 2005 AND DECEMBER 31, 2004	49
NOTE 16. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE FIRST HALF OF 2005, THE FIRST HALF OF 2004 AND THE FULL YEAR 2004	49
16.1. DEPRECIATION AND AMORTIZATION FOR THE FIRST HALF OF 2005, THE FIRST HALF OF 2004 AND THE FULL YEAR 2004	49
16.2. CASH DIVIDENDS FOR THE FIRST HALF OF 2005, THE FIRST HALF OF 2004 AND THE FULL YEAR 2004	50
NOTE 17. CONTRACTUAL OBLIGATIONS AND CONTINGENT ASSETS AND LIABILITIES	50
17.1. CONTRACTUAL OBLIGATIONS GIVEN	50
17.2. SPECIFIC COMMITMENTS GIVEN	51
17.3. COMMITMENTS RECEIVED AND CONTINGENT ASSETS	52
NOTE 18. LITIGATIONS	53
NOTE 19. SUBSEQUENT EVENTS	55
19.1. SFR €600 MILLION NOTES ISSUANCE (JULY 2005)	55
19.2. GROUP SAVINGS PLAN (JULY 2005)	56
19.3. DIVESTITURE OF 72% OF CEGETEL S.A.S. TO NEUF TELECOM (AUGUST 2005)	56
NOTE 20. RECONCILIATION OF THE CONSOLIDATED STATEMENT OF EARNINGS PREPARED UNDER FRENCH GAAP AND THE IFRS CONSOLIDATED STATEMENT OF EARNINGS FOR THE FIRST HALF ENDED JUNE 30, 2004	57
This English language translation of the first half operating and financial review and prospects and of the consolidated financial statements as of June 30, 2005 prepared under IFRS has been provided solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Vivendi Universal, its representatives and employees decline all responsibility in this regard.

A — FIRST HALF OF 2005 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Preliminary notes:
In application of European regulation 1606/2002 dated July 19, 2002 concerning international standards, the consolidated financial statements of Vivendi Universal for the financial year ending December 31, 2005, will be prepared in accordance with the IAS (International Accounting Standards) / IFRS (International Financial Reporting Standards) decreed by the IASB (International Accounting Standards Board) applicable as of December 31, 2005, as approved by the European Union (EU). The first financial statements published in accordance with IAS/IFRS standards will be those for the 2005 financial year, with comparative figures for 2004 prepared using the same primary basis of accounting.
At this prospect, first half consolidated financial statements were prepared for the first time in application of, on the one hand, IFRS accounting and valuation principles which should be applicable in the EU and applied by the company for the establishment of the 2005 consolidated financial statements, as described in the notes of financial statements ended June 30, 2005 and of, on the other hand, the information presentation rules applicable to interim consolidated financial statements as defined in the AMF’s General Rule. They include for comparison purposes, data related to the full year of 2004 and to the first half of 2004, adjusted according to the same rules.
Given the remaining uncertainties concerning the standards and interpretations which will be applicable as of December 31, 2005, Vivendi Universal reserves the right to modify certain accounting methods and options adopted during the preparation of the 2004 financial information, on final and definitive reporting of the first IFRS consolidated financial statements.
Please refer to Note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as exhibit 15.1 of the 2004 Form 20-F on June 29, 2005.
Some reclassifications were done in the 2004 consolidated financial statements to permit comparison with the first half of 2005 consolidated financial statements.
For a reconciliation of data for the first half of 2004 published under French GAAP to the IFRS comparative data for the first half of 2004, please refer to the note 20 to the Consolidated Financial Statements as of June 30, 2005 in this document.
Vivendi Universal considers the following non-GAAP measures to be important indicators of Vivendi Universal’s operating or financial performance:
•	Adjusted net income attributable to equity holders of the parent

•	Revenues and earnings from operations on a comparable basis

•	Financial Net Debt

•	Cash flow from operations
These measures are each defined in the appropriate section of this document or in the Appendix. They should be considered in addition to, not as a substitute for, other measures reported in accordance with GAAP as presented in the Consolidated Financial Statements and their supplemental information, or cited in the financial report itself. Moreover it should be emphasized that these indicators as determined by Vivendi Universal may be defined and calculated differently by other companies, thereby affecting comparability.

1- 2005 MAIN DEVELOPMENTS
1.1.	Changes in scope completed in the first half of 2005
1.1.1.	SFR: Merger of Cegetel and neuf telecom to create the first alternative fixed line telecommunications operator in France — August 2005
The merger of Cegetel and neuf telecom, announced in May 2005, was closed on August 22, 2005. After acquiring the 35% stake held by SNCF, according to the financial conditions set out in the pre-existing agreements, SFR contributed 100% of the capital of Cegetel to neuf telecom and received 28% of the new capital of neuf telecom together with €380 million worth of bonds issued by neuf telecom. Both reference shareholders of the new group, SFR and Louis Dreyfus, have an equal stake of 28% each, the remaining 44% are held by the historical shareholders of neuf telecom. SFR’s 28% stake in neuf telecom (15.72% interest for Vivendi Universal, as it holds 55.8% in SFR) is equity-accounted.
Pursuant to IFRS 5, Cegetel qualified as a discontinued operation. Please refer to note 6.1 to the Consolidated Financial Statements.
1.1.2.	Maroc Telecom: Acquisition of 16% of the capital by Vivendi Universal — January 2005
The Kingdom of Morocco and Vivendi Universal agreed, on November 18, 2004, to the acquisition by Vivendi Universal of an additional 16% stake in Maroc Telecom, indirectly via a wholly-owned subsidiary (Société de Participation dans les Télécommunications). This acquisition, which was completed on January 4, 2005, enables Vivendi Universal, a strategic partner that has held operating control of Maroc Telecom since the beginning of 2001, to increase its stake from 35% to 51%, thereby perpetuating its 51% controlling interest. By virtue of the Maroc Telecom Shareholder Agreements, Vivendi Universal holds the majority of voting rights at shareholder meetings and on the Supervisory Board until December 30, 2005. After this acquisition, Vivendi Universal’s control is now ensured by the direct holding, unlimited in time, of the majority of voting rights at shareholder meetings and by the entitlement to appoint, by virtue of shareholder agreements and the Company bylaws, three of the five members of the Management Board and five of the eight members of the Supervisory Board. This acquisition marks a new and decisive milestone in the strategic partnership between the Kingdom of Morocco and Vivendi Universal. The deal price was set at MAD 12.4 billion, or approximately €1.1 billion, and included a premium for continuing control. Payment was made on January 4, 2005 and was 50% financed by a long-term borrowing issued in Morocco of MAD 6 billion, or €546 million as of June 30, 2005 (please refer to Section 4 “Liquidity Update”). The firm purchase commitment was recorded in the 2004 Consolidated Statement of Financial Position as short-term borrowings and other financial liabilities of €1,100 million, included in financial net debt. On January 4, 2005, this financial liability was eliminated, offset by cash outflow. Please refer to note 2 to the Consolidated Financial Statements.
1.1.3.	UMG: Divestiture of CD and DVD manufacturing facilities in the United States and Germany — May 2005
In May 2005, UMG divested its CD and DVD manufacturing and distribution facilities in the United States and Germany to Glenayre Technology. This transaction had no material impact on Vivendi Universal’s earnings from operations as of June 30, 2005 and will have no material cash impact.
1.1.4.	Canal+ Group: Divestiture of NC Numéricâble — March 2005
In December 2004, Canal+ Group and France Telecom announced that they had signed an agreement for the divestiture of their cable operations to the Cinven investment fund and to Altice Multiple Service Operator. This transaction, subject to the European Commission’s approval, closed on March 31, 2005.
As a result of the transaction, Canal+ Group retained an interest of approximately 20% in the new operator. Canal+ Group’s proceeds from the divestiture amounted to an enterprise value of €96 million (including adjustments to the number of networks actually transferred). Net of divestiture fees and a €37 million loan granted by Canal+ Group to the new operator, Canal+ Group’s proceeds amounted to €56 million. In addition, as of June 30, 2005, a €28 million advance in the form of an intercompany loan granted to NC Numéricâble is being repaid. Given the adjustment in value realized in 2004, the capital loss on this divestiture was immaterial.
1.1.5.	Canal+ Group: MultiThématiques — February 2005
In January 2005, Canal+ Group and Lagardère Group announced a new agreement to end their joint participation in MultiThématiques (that is now owned 100% by Canal+ Group) and Lagardère Thématiques. This transaction, subject to examination by the French competition authorities, closed on February 11, 2005 and increased financial net debt by €20 million and generated a capital gain of €26 million.
1.2.	Other transactions
1.2.1.	IACI to exit Vivendi Universal Entertainment. IACI and Vivendi Universal agreed to end litigation — June 2005
On June 7, 2005, Vivendi Universal, NBC Universal (NBCU) and InterActiveCorp (IACI) unwound IACI’s interests in VUE through the purchase by NBCU of IACI’s common and preferred interests in VUE. The unwinding of IACI’s interests was funded in part through capital contributions of $160 million by Vivendi Universal, through its subsidiary Universal Studios Holding, the sale of treasuries (negotiable U.S. Government debt obligations, backed by its full faith and credit) applied for the defeasance of the covenants of the VUE Class A preferred interests and the exchange of 56.6 million shares of IACI stock securing the put/call rights relating to the VUE Class B preferred interests. As a consequence of this exchange, Vivendi Universal renounced to the after tax benefit related to the increase of IACI’s stock price above $40.82 per share in May 2022.
Vivendi Universal’s obligations to fund the after-tax cost of 94.56% of the 3.6% per annum cash coupon on the VUE Class B preferred interests and pay up to $520 million to NBCU in respect of any loss from the disposition of Universal Parks and Resorts were eliminated. As part of the unwinding, Vivendi Universal and IACI also agreed to terminate their pending tax dispute. In addition, Vivendi Universal and General Electric (GE) agreed to defer by one year, to January 2007 and May 2010, respectively, the dates on which Vivendi Universal may first exercise its rights to monetize its equity interest in NBCU over time at fair market value, and on which GE may exercise its call right on Vivendi Universal’s equity interest in NBCU.
The impact of this transaction on Vivendi Universal’s Statement of Earnings was a gain of €194 million in the first half of 2005.

1.2.2.	Elektrim Telekomunikacja situation
Due to the uncertainty surrounding the ownership of Elektrim Telekomunikacja’s (Telco) stake in PTC, consequence of the legal dispute opposing Telco, Vivendi Universal, Deutsche Telekom and Elektrim, Vivendi Universal has accounted for Telco using the equity method based on financial statements in which PTC is no longer consolidated. As a consequence, Vivendi Universal’s equity in Telco’s earnings is nil as of June 30, 2005 (compared to a profit of €79 million as of June 30, 2004). Please refer to Note 11.3 to the Consolidated Financial Statements as of June 30, 2005.

2 — FIRST HALF OF 2005 AND FIRST HALF OF 2004 STATEMENT OF EARNINGS — IFRS
2.1.	Earnings review

CONSOLIDATED STATEMENT OF EARNINGS (a)			ADJUSTED STATEMENT OF EARNINGS (a)
(In millions of euros, except per share amounts)	Half Year Ended June 30,		Half Year Ended June 30,
	2005	2004	2005	2004
Revenues	€9 131	€8 406	€9 131	€8 406	Revenues
Cost of revenues	(4 438)	(4 346)	(4 438)	(4 346)	Cost of revenues

Margin from operations	4 693	4 060	4 693	4 060	Margin from operations
Earnings from operations	1 994	1 491	1 994	1 491	Earnings from operations
Other income from ordinary activities	42	51	42	51	Other income from ordinary activities
Other charges from ordinary activities	(154)	(9)	—	—
Income from equity affiliates	172	163	172	163	Income from equity affiliates

Earnings before interest and income taxes	2 054	1 696	2 208	1 705	Earnings before interest and income taxes
Interest	(101)	(273)	(101)	(273)	Interest
Other financial charges and income	258	(370)	—	—

Interest and other financial charges and income	157	(643)	(101)	(273)	Interest and other financial charges and income

Earnings before income taxes and discontinued operations	2 211	1 053	2 107	1 432	Earnings before income taxes and discontinued operations
Provision for income taxes	(385)	(555)	(392)	(564)	Provision for income taxes

Earnings from continuing operations	1 826	498	1 715	868	Earnings from continuing operations
Earnings from discontinued operations (b)	(34)	898	—	—

Earnings	€1 792	€1 396	€1 715	€868	Adjusted net income

Attributable to :					Attributable to :
Equity holders of the parent	€1 260	€844	€1 162	€344	Equity holders of the parent
Minority interests	532	552	553	524	Minority interests
Earnings attributable to the equity holders of the parent per share — basic	€1,10	€0,74	€1,01	€0,30	Adjusted net income attributable to the equity holders of the parent per share — basic
Earnings attributable to the equity holders of the parent per share — diluted	€1,09	€0,74	€1,01	€0,30	Adjusted net income attributable to the equity holders of the parent per share — diluted
(a)	For a reconciliation of earnings, attributable to equity holders of the parent to adjusted net income, attributable to equity holders of the parent, please refer to note 7 to the Consolidated Financial Statements as of June 30, 2005.
(b)	Including 72% of Cegetel’s earnings. In accordance with IFRS 5, following Cegetel and neuf telecom merger, announced in May 2005 and closed in August 2005, the fixed operation of SFR group was qualified as discontinued operation. The first half of 2004 also included 80% of Vivendi Universal Entertainment’s earnings generated over the period (€163 million) and the capital gain on VUE divestiture (€739 million). Please refer to Notes 1.3.6 and 6 to the Consolidated Financial Statements as of June 30, 2005.
In the first half of 2005, earnings attributable to equity holders of the parent improved significantly at €1,260 million (earnings per share of respectively €1,10 basic and €1,09 diluted) compared to €844 million in the first half of 2004 (earnings per share of respectively €0,74 basic and €0,74 diluted).
Vivendi Universal’s adjusted net income, attributable to equity holders of the parent, amounted to €1,162 million (earnings per share of respectively €1,01 basic and €1,01 diluted) in the first half of 2005 compared to €344 million (earnings per share of respectively €0,3 basic and €0,3 diluted) in the first half of 2004. It corresponds to the earnings attributable to equity holders of the parent excluding other charges from ordinary activities (-€154 million in the first half of 2005 versus -€9 million in the first half of 2004), other financial charges and income (+€258 million in the first half of 2005 versus -€370 million in the first half of 2004), earnings from discontinued operations (-€34 million in the first half of 2005 versus +€898 million in the first half of 2004), as well as provision for income taxes and minority interests in adjustments (+€28 million in the first half of 2005 versus -€19 million in the first half of 2004). Adjusted net income, attributable to equity holders of the parent improvement of €818 million was achieved through:
+€503 million from improvement in earnings from operations, notably due to return to break-even at Vivendi Universal Games (+€181 million), ongoing profitability at SFR (+€143 million) and return to growth of UMG (+€119 million).
+€172 million from reduction in interest, resulting from the decrease in the average amount of borrowing as well as the improved financing conditions resulting from the upgrading of Vivendi Universal’s debt rating, back to Investment Grade;
+€172 million from reduction in provision for income taxes. Higher income tax expense as a result of increased pre-tax income was more than offset by the positive impact of the Consolidated Global Profit Tax System in the first half of 2005 (+€250 million);
+€9 million from increase in income from equity affiliates.
Those positive effects were partially offset by:
- €29 million from increase in the stake of minority interests in earnings;
- €9 million from reduction in other income from ordinary activities.

ANALYSIS OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF EARNINGS, PRESENTED IN THE CONSOLIDATED FINANCIAL STATEMENTS
Revenues
Vivendi Universal’s consolidated revenues for the first half of 2005 amounted to €9,131 million compared to €8,406 million for the first half of 2004.
On a comparable basis1, revenues amounted to €9,086 million compared to €8,479 million, an increase of 7% (+8% at constant currency). Each of the businesses contributed to this performance.
For an analysis of revenues by business segment, please refer to section 3 “Revenues and earnings from operations by business segment for the first half of 2005 and the first half of 2004”.
Earnings from operations
In the first half of 2005, Vivendi Universal’s earnings from operations amounted to €1,994 million compared to €1,491 million in the first half of 2004.
This 34% increase was achieved thanks to higher revenues (particularly at SFR, Maroc Telecom and Vivendi Universal Games), associated to efficient cost control within the Group (mainly at SFR, Vivendi Universal Games and UMG), decrease of the restructuring costs (notably at UMG and Vivendi Universal Games). Finally, earnings from operations of the first half of 2004 included non-recurring costs associated to product cancellations and write-offs of titles.
On a comparable basis, earnings from operations increased by 31% (31% at constant currency), to €1,966 million compared to €1,503 million in the first half of 2004.
For an analysis of earnings from operations by business segment, please refer to section 3 “Revenues and earnings from operations by business segment for the first half of 2005 and the first half of 2004”.
Other charges and income from ordinary activities
In the first half of 2005, other charges and income from ordinary activities were a loss of -€112 million compared to a profit of €42 million in the first half of 2004.
In the first half of 2005, other charges from ordinary activities amounted to -€154 million compared to -€9 million in the first half of 2004. In the first half of 2005, they essentially included non-cash adjustments relating to the NBC-Universal transaction
(-€124 million).
In the first half of 2005, other income from ordinary activities amounted to €42 million compared to €51 million in the first half of 2004. In the first half of 2005, they mainly included €25 million of dividends received from unconsolidated companies (compared to €14 million in the first half of 2004) and €17 million of interest income received for long-term financial receivables (compared to €37 million in the first half 2004).
Income from equity affiliates
In the first half of 2005, income from equity affiliates amounted to €172 million compared to €163 million in the first half of 2004. In the first half of 2005, income from equity affiliates included 6 months of equity in NBC Universal’s earnings (€188 million) compared to 50 days in the first half of 2004 representing a €118 million increase, which was offset by the absence of Elektrim Telekomunikacja’s contribution in the first half of 2005 (compared to a profit of €79 million in the first half of 2004).
Interest
In the first half of 2005, interest amounted to -€101 million compared to -€273 million in the first half of 2004. The average amount of borrowings (calculated on a daily basis) decreased to €6.8 billion in the first half of 2005 compared to €11.4 billion in the first half of 2004. This decrease was mainly due to the impact of the divestiture plan, and in particular the divestiture of VUE to NBC Universal in May 2004.
In the first half of 2005, average borrowing costs strongly decreased to 3.61%, from 5.26% in the first half of 2004. The interest decrease resulted from the combined effect of the redemption of the High Yield Notes (83% in June 2004 and the balance in January 2005), funded by the proceeds from the NBC-Universal transaction as well as the new credit facilities obtained on better financial terms as a result of the upgrade of Vivendi Universal’s credit rating to Investment Grade by Fitch (BBB- on May 12, 2004), Standard & Poor’s (BBB- on June 1, 2004) and Moody’s (Baa3 on October 22, 2004).
Please refer to section 4 “Liquidity Update”.
Furthermore, in the first half of 2004, interest included €41 million of costs related to interest rate swaps (compared to €7 million in the first half of 2005). In March 2005, Vivendi Universal completed its plan to unwind interest rate swaps without cash consideration, which represented a charge of €84 million for the full year of 2004.
Other financial charges and income
In the first half of 2005, other financial income amounted to €258 million compared to other financial charges of -€370 million in the first half of 2004.
Other financial charges and income mainly included changes in value of derivative instruments and the amortized cost on borrowings (including premiums incurred for early redemption of borrowings and for the unwinding of derivative instruments) as well as capital gain/losses on the divestiture of businesses or financial investments.
Amortized cost on borrowings (including premiums incurred for early redemption)
For the first half of 2005, amortized cost on borrowings was a charge of -€124 million (compared to a charge of -€427 million over the same period in 2004). This improvement was due to the large number of early redemptions of borrowings over the first half of 2004 following the NBC-Universal transaction. These early redemptions generated exceptional costs in 2004 and lower recurring costs in 2005 as the total amount of borrowings declined:
•	Premiums incurred for early redemption of bonds represented a charge of -€77 million as of June 30, 2005, compared to a charge of -€305 million on June 30, 2004 due to the early redemption of 83% of the High Yield Notes in June 2004. The first half of 2005

[1]	For a definition of comparable basis, please refer to section 3.2 “Revenues and earnings from operations by business segment on a comparable basis for the first half of 2005 and the first half of 2004”

Vivendi Universal — IFRS — unaudited

included a charge of -€50 million incurred for the redemption of the remaining High Yield Notes at the end of January 2005. In addition, the first half of 2005 comprised a charge of -€27 million for the early redemption of the bonds exchangeable into Vinci shares in the course of March 2005.

•	In the first half of 2005, amortized cost on borrowings represented a charge of -€32 million (compared to a charge of
-€122 million in the first half of 2004, which comprised an exceptional charge of -€53 million due to the redemption of credit lines after the NBC-Universal transaction).
Changes in value of derivative instruments
In the first half of 2005, the appreciation of derivative instruments represented a gain of +€131 million. The depreciation of derivative instruments represented a loss of -€37 million in the first half of 2004. This change was due to:
•	the upside adjustment of the value of the collar on the 5% stake in Veolia Environnement (+€72 million) which was issued in December 2004;

•	the upside adjustment of the value of the embedded option on the bonds exchangeable into Sogecable shares (+€73 million in the first half of 2005, compared to a downside adjustment of -€59 million in the first half of 2004);

•	the downside adjustment of the value of the put option granted to SNCF on 35% of the capital of Cegetel SAS
(-€14 million in the first half of 2005, compared to -€35 million in the first half of 2004);

•	in addition, in the first half of 2004, downside adjustments were partly offset by the upside adjustment of the value of the interest rate swaps without cash consideration (+€37 million) and the upside adjustment of the value of the call options on Veolia Environnement shares sold in December 2002 (+€26 million).
Gain/ (losses) on divestitures of businesses or financial investments
In the first half of 2005, gains on divestitures of businesses or financial investments included the gains related to the unwinding of IACI interest in VUE (€194 million) and on the divestiture of the stake in Lagardère Thématiques (+€26 million). In the first half of 2004, they mainly comprised the impact of the divestitures of Kencell (+€39 million), Sportfive (+€29 million) as well as the impact of the abandonment of Internet operations (+€34 million).
Provision for income taxes
In the first half of 2005, provision for income taxes amounted to -€385 million compared to -€555 million in the first half of 2004.
On December 23, 2003, Vivendi Universal applied to the French Ministry of Finance for permission to use the Consolidated Global Profit Tax System. Vivendi Universal was admitted to this system by an order, dated August 22, 2004, notified on August 23, 2004, for a five-year period beginning with the taxable year 2004. As of June 30, 2005, the impact of this agreement corresponded to €250 million, i.e. approximately 50% of the 2006 expected tax savings based on budget. In 2004, the Consolidated Global Profit Tax System was recorded at the third quarter due to the agreement on August 22, 2004.
Excluding the positive impact of the Consolidated Global Profit Tax System in the first half of 2005, the provision for income taxes increased during the first half of 2005 due to the increase in pre-tax income of the businesses, in particular SFR.
Earnings from discontinued operations
In the first half of 2005, earnings from discontinued operations amounted to -€34 million and only corresponded to 72% of the charges and income generated by Cegetel over the period, activity which was in the process of being divested (the residual 28% being classified in income from equity affiliates).
In the first half of 2004, earnings from discontinued operations amounted to +€898 million essentially reflecting the impact of the divestiture of VUE on May 11, 2004. This impact was comprised of 80% of charges and income generated by VUE over the period for €163 million (the residual 20% being classified in income from equity affiliates) and the capital gain generated by the divestiture for €739 million.
Please refer to Note 6 to the Consolidated Financial Statements.
Minority Interests
In the first half of 2005, earnings attributable to minority interests, mainly of SFR and Maroc Telecom, amounted to €532 million compared to €552 million in the first half of 2004, representing a 4% decrease. This decrease mainly resulted from the impact of the acquisition of an additional 16% stake in Maroc Telecom by Vivendi Universal in January 2005.
2.2.	Guidance for 2005 and 2006
On September 13, 2005, Vivendi Universal announced that it will exceed its previously disclosed 2005 adjusted net income target for the year of at least €1.8 billion. Vivendi Universal reconfirmed its previously announced intention to distribute a dividend equaling 50% of its adjusted net income.

3-	REVENUES AND EARNINGS FROM OPERATIONS BY BUSINESS SEGMENT FOR THE FIRST HALF OF 2005 AND THE FIRST HALF OF 2004
3.1.	Revenues and earnings from operations by business segment as published for the first half of 2005 and the first half of 2004

	AS PUBLISHED
	Half Year Ended June 30,
(In millions of euros)	2005	2004	% Change
Revenues
Universal Music Group	€2 092	€2 066	1%
Vivendi Universal Games	238	148	61%
Canal+ Group	1 697	1 828	-7%
SFR (a)	4 239	3 485	22%
Maroc Telecom	877	748	17%
Non core operations and elimination of intercompany transactions (b)	(12)	131	na *

Total Vivendi Universal	€9 131	€8 406	9%

Earnings from Operations
Universal Music Group	€142	€23	x6
Vivendi Universal Games	13	(168)	na *
Canal+ Group	198	205	-3%
SFR (a)	1 340	1 197	12%
Maroc Telecom	341	308	11%
Holding & Corporate	(67)	(111)	40%
Non core operations (b)	27	37	-27%

Total Vivendi Universal	€1 994	€1 491	34%

na*:	not applicable.

(a)	In accordance with IFRS 5, following Cegetel and neuf telecom merger, announced in May 2005 and closed in August 2005, the fixed operation of SFR qualified as a discontinued operation. Consequently, revenues and earnings from operations as published for SFR for both 2005 and 2004 exclude Cegetel and only include mobile operation (including the distribution subsidiaries as of April 1, 2005). In addition, as of January 1, 2005, SFR revenues include mobile-to-mobile sales for €449 million for the first half of 2005. These sales have no impact on earnings from operations.

(b)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.
3.2.	Revenues and earnings from operations by business segment on a comparable basis for the first half of 2005 and the first half of 2004
Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly Canal+ Benelux, UMG’s Music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (mainly NC Numéricâble) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred as of January 1, 2004. In 2004, comparable basis also included estimated mobile-to-mobile sales at SFR applying 2005 rate. Comparable basis results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2004.

	COMPARABLE BASIS
	Half Year Ended June 30,
				% Change at
(In millions of euros)	2005	2004	% Change	constant currency
Revenues
Universal Music Group	€2 092	€1 976	6%	9%
Vivendi Universal Games	238	148	61%	67%
Canal+ Group	1 652	1 651	0%	-1%
SFR (a)	4 239	3 922	8%	8%
Maroc Telecom	877	779	13%	14%
Non core operations and elimination of intercompany transactions (b)	(12)	3	na *	na *

Total Vivendi Universal	€9 086	€8 479	7%	8%

Earnings from Operations
Universal Music Group	€142	€52	x3	x3
Vivendi Universal Games	13	(168)	na *	na *
Canal+ Group	170	194	-12%	-13%
SFR (a)	1 340	1 197	12%	12%
Maroc Telecom	341	317	8%	9%
Holding & Corporate	(67)	(111)	40%	39%
Non core operations (b)	27	22	23%	27%

Total Vivendi Universal	€1 966	€1 503	31%	31%

na*:	not applicable.

(a)	In accordance with IFRS 5, following Cegetel and neuf telecom merger, announced in May 2005 and closed in August 2005, the fixed operation of SFR qualified as a discontinued operation. Consequently, revenues and earnings from operations published for SFR for both 2005 and 2004 exclude Cegetel and only include mobile operation (including the distribution subsidiaries).
Vivendi Universal — IFRS — unaudited

In addition, as of January 1, 2005, SFR revenues include mobile-to-mobile sales for €449 million for the first half of 2005. 2004 comparable basis includes estimated mobile-to-mobile sales applying 2005 rate, i.e. €417 million for the first half of 2004.

(b)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

3.3.	Comments on revenues and earnings from operations for Vivendi Universal’s business segments
Universal Music Group (92% Vivendi Universal economic interest):
Revenues
In the first half of 2005, UMG’s revenues of €2,092 million were up 9% on a comparable basis2 and at constant currency, driven by very strong sales in North America and growth in Germany, the U.K., Australia and Latin America. Digital sales (including mobile phones) represented 4.9% of UMG’s total revenues.
Best sellers were new releases from 50 Cent, Mariah Carey, The Game and Black Eyed Peas in addition to very strong carryover sales from Gwen Stefani, The Killers and Akon. Regional best sellers included Mylène Farmer, Chimene Badi and Schnappi in Europe, Ivete Sangalo and Juanes in Latin America and Spitz in Asia.
In the U.S., total album unit sales for the industry as measured by SoundScan3 fell 7.6%; however, UMG outperformed the market with a 9.3% increase in sales driving a 5 percentage point increase in market share to 32.0%.
Major releases scheduled for the remainder of 2005 include new albums from Andrea Bocelli, Ashlee Simpson, Blink 182, Bon Jovi, Dr. Dre, Enrique Iglesias, Hoobastank, Jamie Cullum, Jay Z, Kanye West, Ludacris, Mary J. Blige, Masaharu Fukuyama, McFly, Michel Sardou, Nickelback, Rammstein, Sheryl Crow and Texas.
Earnings from operations
In the first half of 2005, earnings from operations of €142 million were up 178% compared to the first half of 2004 on a comparable basis and at constant currency. This strong growth reflected the improvement in margins caused by higher sale volumes (both physical and digital) and continued lower restructuring costs, partially offset by an increase in marketing expenses.
Vivendi Universal Games (99% Vivendi Universal economic interest):
Revenues
In the first half of 2005, Vivendi Universal Games revenues of €238 million were 61% above the prior year (up 67% at constant currency).
This increase was driven by the critically acclaimed subscription-based massively multiplayer online role-playing game (MMORPG) World of Warcraft as well as the first quarter launch of Robots, the children’s game based on the Robots movie released by Fox.
World of Warcraft successfully launched commercially in Europe, Korea and China and continues to be the fastest-growing game in its category, achieving over 2 million customers via directly managed operations in North America, Europe and Korea, and 1.5 million paying customers in China (as of July 2005, with a commercial launch on June 7, 2005) in conjunction with local partner The9.
Other top performing titles for the first half of 2005 include the new releases Empire Earth 2 and SWAT 4 as well as strong carryover sales of Half-Life 2 and Simpson’s: Hit & Run.
Earnings from operations
Through the first half of 2005, Vivendi Universal Games earnings from operations were €13 million, as compared to a loss of €168 million in the first half of 2004. This significant improvement reflected the combined impact on margins of the increase in net sales and reduced operating expenses as a result of the recovery plan introduced in 2004. First half of 2005 earnings from operations also benefited from the massive commercial success of World of Warcraft (4 million players at the end of August) and a strong increase of subscriptions with higher margins.
Earnings from operations in the first half of 2004 included approximately €90 million in non-recurring items relating to restructuring costs, the cancellation of some products, and write-offs of certain titles.
Canal+ Group (100% Vivendi Universal economic interest):
Revenues
In the first half of 2005, Canal+ Group reported first half revenues of €1,697 million. On a comparable basis4, revenues remained stable compared to the first half of 2004.
Canal+ group’s core business revenues, French pay-television, grew 2% on a comparable basis. Canal+’s revenues were up compared to the same period in 2004. This result was achieved due to the growth of its portfolio as well as an increase of the advertising revenues due to a growth in its TV ratings and the improvement of its brand image.
In terms of new subscriptions, this time period was the best first half since 1991, with almost 250,000 new subscriptions to the channel. This highlighted the momentum of Canal+ offers, primarily driven by the success of Canal+ Le Bouquet which represented over 50% of Canal+ new subscriptions in June 2005. In addition, Canalsat increased its revenues compared to the same period in 2004. In January 2005, its portfolio topped 3 million subscriptions. Canal+ group’s offers on ADSL — Canal+ Le Bouquet and Canalsat — showed very strong performances with approximately 100,000 subscriptions at the end of June 2005.

[2]	Comparable basis illustrates the effect of the divestiture of UMG’s Music Clubs in the U.K. and France as if they had occurred as of January 1, 2004.

[3]	Nielsen SoundScan data for the period ending 3rd July 2005. Vivendi Universal cannot vouch for the accuracy of Nielsen SoundScan data.

[4]	Comparable basis mainly illustrates the impact of Canal+ Group dispositions of businesses (Canal+ Benelux in 2004, NC Numéricâble in March 2005) as if these transactions had occurred as of January 1, 2004.
Vivendi Universal — IFRS — unaudited

On a comparable basis, French pay-television total subscription portfolio grew from 7.72 million subscriptions as of June 2004 to 7.96 million as of June 2005.
Canal+ group’s Polish activities achieved good performances over the period, benefiting from a growing portfolio and a better churn rate.
Revenues for Canal+ group’s movie business decreased further due to the focus on the most profitable activities and to high performances during the same period in 2004. At the end of the first half of 2005, major theatrical releases included “Million Dollar Baby” directed by Clint Eastwood, “Les Poupées russes” directed by Cedric Kaplish, “The Interpreter” directed by Sydney Pollack, “Kingdom of Heaven” directed by Ridley Scott and major DVD releases include “Comme une image” directed by Agnès Jaoui and “Bridget Jones: the Edge of Reason” directed by Beeban Kidron.
Major releases scheduled for the remainder of 2005 include “Shaun of the Dead” directed by Edgar Wright, “Gabrielle” directed by Patrice Chéreau, “L’Anniversaire” directed by Diane Kurys and the DVDs “Million Dollar Baby” directed by Clint Eastwood, “Les Poupées russes” directed by Cedric Kaplish, “Vera Drake” directed by Mike Leigh, “Le Couperet” directed by Costa-Gavras, “De Caunes Garcia, Vol.2”, “Eric Ké Ramzy Nouveau spectacle” and reissue of “Angel Heart” directed by Alan Parker.
Earnings from operations
In the first half of 2005, Canal+ Group’s earnings from operations were €198 million. Earnings from operations in line with the budget, were slightly lower than the same period last year.
This evolution reflects the company’s investment strategy, and particularly the effort made in the commercial and marketing areas.
During the first half of 2005, and prior to the launch of French football League 1, for which Canal+ Group holds exclusive broadcasting rights, Canal+ and CanalSat’s recruitment reached almost 450,000 new subscriptions, a rise of 16%versus the first half of 2004.
Earnings from operations for the company’s film business were affected by temporary calendar events that should be recovered by business activity in the second half of 2005.
SFR (56% Vivendi Universal economic interest):
Revenues
In the first half of 2005, revenues grew by 22% to €4,239 million. On a comparable basis5, mobile telephony revenues were up 8%, mainly reflecting the year on year increase in the customer base combined with a slight increase in blended ARPU6 despite mobile voice termination rate cut of 16.3% on January 1, 2005.
SFR proved ongoing commercial vitality in the first half of 2005 and renewed its 2003 and 2004 performance by keeping its market leadership on net additions with 49% market share as measured by ARCEP (the French telecommunications regulator) with 406,000 net new customers, taking its registered customer base to 16.225 million, a 9% increase against last year. SFR increased market share on the French mobile market to 35.8% at the end of June 2005 compared to 35.4% at the end of June 2004.
The increased customer mix to 62% of postpaid at the end of the first half of 2005, against 59% at the end of the first half of 2004 led to a 7% increase of the blended average voice usage per customer (AUPU)7 to 277 minutes per month and to a 1% growth of the annual rolling blended ARPU excluding mobile termination to €433 compared to €429 in June 2004, despite the voice termination rate cut.
On the commercial side and in order to develop voice usage, SFR launched new tariff plans including unlimited communications to three SFR customers as of April 2005.
Following the successful launch of 3G services in November 2004, SFR recorded 156,000 3G customers at the end of June 2005 and confirmed its goal to further develop new data services, especially around TV and music usage. Among others, SFR signed in June an agreement with Canalsat to launch the world’s first TV channel package for cell phones and in July a major strategic agreement with Universal Music Group for the distribution of music content over mobile phones.
Net data revenues8 improved significantly to represent 12.7% of network revenues (excluding mobile termination) for the first half of 2005, compared to 10.5% on the same period last year, mainly due to the 25% increase in text messaging (SMS), the multiplication by 2.5 of multimedia messages (MMS) sent by SFR customers and the confirmed success of Vodafone live!: 3,193,000 SFR customers were recorded to the mobile multimedia services portal compared to 1,073,000 at the end of June 2004. This contributed to a 25% growth in net data ARPU to €55, which puts SFR at the level of the major mobile European operators.
Earnings from operations
For the first half of 2005, earnings from operations rose by 12% to €1,340 million. This growth was due to the 9% increase in network revenues (excluding re-billing of call terminations between mobile operators), customer acquisition and retention costs that were unchanged from the first half of 2004 at 10.9% of network revenues (excluding call terminations), and strict control of other costs.
Maroc Telecom (51% Vivendi Universal economic interest):
Revenues
In the first half of 2005, Maroc Telecom’s revenues to €877 million increased by 17% compared to the same period last year (+14% at constant currency on a comparable basis9) mainly thanks to the performance of mobile and internet businesses.
Mobile revenues of €538 million increased by 31%, compared to the same period last year (+27% at constant currency on a comparable basis). Excluding the impact of the increase of the incoming international interconnection tariff applied by ANRT as of January 1, 2005, the revenues

[5]	In 2004, comparable basis includes estimated mobile-to-mobile sales at SFR applying 2005 rate and illustrates the full consolidation of minority stakes in distribution subsidiaries as of January 1, 2004.

[6]	ARPU (Average Revenue Per User) is defined as revenues net of promotions and net of third-party content provider revenues (including toll numbers related revenues) excluding roaming in and equipment sales divided by average ARCEP total customer base for the last twelve months.

[7]	AUPU (Average Usage Per User) is defined as the incoming and outgoing “voice” volumes divided by average ARCEP total customer base for the last twelve months.

[8]	Data revenues are now presented net of third party content provider revenues.

[9]	Comparable basis illustrates the effects of the full consolidation of Mauritel as if this transaction had occurred as of January 1, 2004.
Vivendi Universal — IFRS — unaudited

increased by 25% (+21% at constant currency on a comparable basis). This increase is explained by the continuing growth of the customer base (7.4 million customers, +35% compared to the same period last year), significantly strong on the first half, with a net increase of the customer base to approximately 1.1 million, linked to the intensification of communications campaigns, the launch of new offers and also by the growth of prepaid ARPU10 at €8.8 (+4% compared to the same period last year at constant currency and -3% at constant currency excluding the impact of the increase of the incoming international interconnection tariff) in spite of the strong growth of the customer base.
Fixed telephony and internet revenues of €520 million increased by 7% compared to the same period last year (+5% at constant currency on a comparable basis), mainly thanks to the growth of the fixed customer base and of broadband internet activity, to the continuing growth of incoming international traffic which offset the decrease of the average invoice per customer.
The fixed customer base11 reached 1.35 million of lines (+3% compared to the same period last year) mainly due to the growth of the public telephony base. The ADSL customer base, thanks to the price decrease as of March 2005, continued its development to a little more than 135,000 accesses at the end of June 2005 compared to approximately 60,000 at the end of December 2004.
Earnings from operations
For the first half year of 2005, Maroc Telecom had earnings from operations of €341 million, up 11% compared to the same period last year (or 9% at constant currency and on a comparable basis). Growth in revenues of 17% (14% at constant currency and on a comparable basis) was reduced by an additional charge of €28 million connected with the voluntary redundancy plan that was introduced at the end of 2004. Excluding this non-recurring item, growth in earnings from operations would have been 20%, or 18% at constant currency and on a comparable basis.
Holding & Corporate:
Earnings from operations
For the first half of 2005, Holding & Corporate recorded a loss from operations of €67 million compared to a loss of €111 million in the first half of 2004.

[10]	ARPU (Average Revenue Per User) is defined as revenues (from incoming and outcoming calls and data services), net of promotions, excluding roaming in and equipment sales, divided by average customer base over the period.

[11]	Without Mauritel.
Vivendi Universal — IFRS — unaudited

4-	LIQUIDITY MANAGEMENT AND CAPITAL RESOURCES
Preliminary note:
Vivendi Universal considers financial net debt, a non-GAAP measure, to be an important indicator measuring Vivendi Universal’s indebtedness. Financial net debt is calculated as the sum of long-term and short-term borrowings and other financial liabilities as reported on the Consolidated Statement of Financial Position, less cash and equivalents as reported on the Consolidated Statement of Financial Position as well as derivative instruments in assets and cash deposits backing borrowings (included in the Consolidated Statement of Financial Position under “non current financial assets” line).
Financial net debt should be considered in addition to, not as a substitute for, Vivendi Universal’s borrowings and other financial liabilities and cash and equivalents reported on the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with GAAP. Vivendi Universal management uses financial net debt for reporting and planning purposes, as well as to comply with certain Vivendi Universal’s debt covenants.
Vivendi Universal’s financial net debt amounted to €6,144 million as of June 30, 2005 compared to €4,724 million as of December 31, 2004 (which included €1.1 billion for the forward agreement to purchase the 16% additional stake in Maroc Telecom). This increase was mainly driven by:
•	Timing adjustments on taxes at SFR (€1,015 million paid in the first half of 2005, including €628 million for 2004 fiscal year) resulting from the rationalization of the structure at SFR Cegetel at the end of 2003. Please note that, as part of the Consolidated Global Profit Tax System, Vivendi Universal recognized an account receivable of €464 million from the French State Treasury for 2004 fiscal year and proceeds receivable of €246 million for the first half of 2005, representing a total amount of €710 million,

•	Refinancing activities (€281 million), including the unwinding of interest rate swaps, the early redemption of bonds exchangeable into Vinci shares and the remaining High Yield Notes,

•	Investing activities (approximately €500 million) mainly including Vivendi Universal’s stake in NBCU’s capital increase as part of the repurchase of VUE’s minority interests (€130 million) and investment of cash in excess (€200 million) maturing November 2005.

	June 30, 2005
		Commitments to	Derivative instruments and	Financial
	Borrowings	purchase minority	other (a)	net debt
(In millions of euros)		interests
Borrowings and other financial liabilities
. Long-term	€4 717	€100	€102	€4 919
. Short-term	2 286	401	8	2 695
Derivative instruments in assets	—	—	(219)	(219)
Cash deposits backing borrowings	—	—	(59)	(59)

	7 003	501	(168)	7 336
Cash and equivalents				(1 192)

				€6 144

	December 31, 2004
		Commitments to	Derivative instruments and	Financial
	Borrowings	purchase minority	other (a)	net debt
(In millions of euros)		interests
Borrowings and other financial liabilities
. Long-term	€4 497	€414	€446	€5 357
. Short-term	1 723	1 103	16	2 842
Derivative instruments in assets	—	—	(257)	(257)
Cash deposits backing borrowings	—	—	(59)	(59)

	6 220	1 517	146	7 883
Cash and equivalents				(3 159)

				€4 724

(a)	“Other” corresponds to cash deposits backing borrowings.
Through the first half of 2005, Vivendi Universal increased the amount of its financial net debt:

		Cash and	Borrowings and	Impact on
	refer to	equivalents	other (a)	financial net
(In millions of euros)	paragraph			debt
Financial net debt as of December 31, 2004		€(3 159)	€7 883	€4 724
Operating activities	4.1	(812)	—	(812)
Investing activities	4.2	2 266	(1 240)	1 026
Financing activities	4.3	541	663	1 204
Foreign currency translation adjustment		(28)	30	2

Change in financial net debt over the first half of 2005		1 967	(547)	1 420

Financial net debt as of June 30, 2005		€(1 192)	€7 336	€6 144

(a)	“Other” comprises commitments to purchase minority interests, derivative instruments and cash deposits backing borrowings.
Vivendi Universal — IFRS — unaudited

4.1.	Operating activities
For the first half of 2005, cash flow from operations12 amounted to €2,061 million compared to €2,102 million for the first half of 2004. For the first half of 2005, net cash provided by operating activities amounted to €812 million compared to €1,841 million for the first half of 2004, representing a €1,029 million decrease. This decrease is due to tax adjustments at SFR and the pending repayment of the tax credit by the French State Treasury, as part of the Consolidated Global Profit Tax System.
Cash flow from operations generated by the businesses covered dividends paid to Vivendi Universal’s shareholders (€689 million including €47 million to holders of bonds exchangeable into shares), dividends paid to minority interests (€518 million, mainly SFR and Maroc) as well as net interests and taxes paid (excluding exceptional impacts).

	Half Year Ended June 30,
(In millions of euros)	2005	2004	% change
Revenues	€9 131	€8 406	9%
Operating expenses excluding depreciation and amortization	(6 405)	(6 060)	6%

Sub-total (EBITDA)	2 726	2 346	16%
Restructuring expenses paid	(61)	(86)	-29%
Dividends received from equity affiliates
NBC Universal	129	224	-42%
Other	31	60	-48%

	160	284	-44%
Content investments, net
Payment of advances to artists	(251)	(244)	3%
Recoupment of advances to artists	266	282	-6%

Advances to artists, net at UMG	15	38	-61%

Acquisition of film and television rights	(283)	(241)	17%
Consumption of film and television rights	239	255	-6%

Film and television rights, net at Canal+ Group	(44)	14	na
Acquisition of sport rights	(196)	(151)	30%
Consumption of sport rights	207	224	-8%

Sport rights, net at Canal+ Group	11	73	-85%

Other	7	(20)	na

	(11)	105	na
Taxes paid
Income tax cash paid at SFR	(1 015)	20	na
Other	(269)	(239)	13%

	(1 284)	(219)	x6
Net interests paid	(101)	(241)	-58%
Premium paid as part of early redemption of borrowings and unwinding of derivative instruments
Unwinding of interest rate swaps without cash consideration	(131)	—	na
Early redemption of bonds exchangeable into Vinci shares	(109)	—	na
Early redemption of the High Yield Notes	(41)	(265)	-85%

	(281)	(265)	6%
Other financial items	(73)	22	na
Other items of the net change in working capital and other	(263)	(105)	na

Net cash provided by operating activities	€812	€1 841	-56%

Contribution to the decrease of financial net debt	€(812)	€(1 841)

[12]	Net cash provided by operating activities after capital expenditures, net and before interest and income tax cash paid. For a reconciliation of net cash provided by operating activities to cash flow from operations, please refer to the appendices of this document.
Vivendi Universal — IFRS — unaudited

4.2.	Investing activities
For the first half of 2005, investing activities contributed €1,026 million to financial net debt increase.

	Refer to	Impact on cash	Impact on borrowings	Impact on financial
(In millions of euros)	section	and equivalents	and other (a)	net debt
Capital expenditures (b)
Networks and systems at SFR		370	—	370
Networks and systems at Maroc Telecom		118	—	118
Other		76	—	76

		564	—	564
Proceeds from sales of property, plant, equipment and intangible assets		(74)	—	(74)
Purchases of investments
Purchase of an additional 16% stake in Maroc Telecom by Vivendi Universal (January)	1.1.2	1 112	(1 100)	12
MultiThematiques — Purchase by Canal+ Group of the shares held by Lagardere (February)	1.1.5	20	—	20
Premium paid by Vivendi Universal on Veolia Environnement collar (c)		23	—	23
Other (d)		83	(14)	69

		1 238	(1 114)	124
Sales of investments
Unwinding of IACI stake in VUE by Vivendi Universal (June)	1.2.1	203	—	203
NC Numericable — enterprise value (March)	1.1.4	(96)	—	(96)
NC Numericable — loan granted by Canal+ to the new operator, intercompany loan and interests (March)	1.1.4	66	—	66
Other (d)		(16)	(6)	(22)

		157	(6)	151
Net decrease (increase) in financial receivables				—
Cash investment less than 12 months		200	—	200
Other		1	—	1

		201	—	201
Assets held for sale		175	(120)	55
Purchases (sales) of marketable securities		3	—	3
Other		2	—	2

Investing activities		€2 266	€(1 240)	€1 026

(a)	“Other” comprises commitments to purchase minority interests, derivative instruments and cash deposits backing borrowings.

(b)	In the first half of 2004, capital expenditures amounted to €520 million including €292 million at SFR and €112 million at Maroc Telecom.

(c)	In December 2004, Vivendi Universal and Société Générale entered into a derivative transaction that enables Vivendi Universal to benefit from any upside on 5% of Veolia Environnement for three years over a price of €23.91 per share. The premium due by Vivendi Universal to Société Générale was recorded in financial assets at its net present value (€68 million) and is payable in thirds for three years, starting January 10, 2005.

(d)	Including acquisition and divestiture fees.
Vivendi Universal — IFRS — unaudited

4.3.	Financing activities
In the first half of 2005, financing activities contributed €1,204 million to the increase of financial net debt. Vivendi Universal continued the restructuring of its debt in order to extend the maturity of the average amount of borrowings and to reduce their cost. Please refer to Note 14 and 15 to the Consolidated Financial Statements as of June 30, 2005.

	Impact on cash and	Impact on borrowings	Impact on
(In millions of euros)	equivalents	and other (a)	financial net debt
Proceeds from issuance of long-term borrowings and other long-term financial liabilities
Vivendi Universal — €630 million notes (April) (b)	€(630)	€630	€—
Vivendi Universal — €600 million notes (February) (c)	(600)	600	—
Maroc Telecom — MAD 6 billion notes (January) (d)	(525)	525	—
SFR — €1.2 billion revolving credit facility	(500)	500	—
Other	(4)	4	—

	(2 259)	2 259	—
Principal payment on long-term borrowings and other long-term financial liabilities
Payments
Vivendi Universal — Bonds exchangeable into Vinci shares (March) (b)	527	(527)	—
Vivendi Universal — High Yield Notes (January) (e)	394	(394)	—
Other	45	(45)	—
Other financing arrangements			—
Vivendi Universal — Promissory note to USI (NBC Universal subsidiary) (January)	573	(573)	—

	1 539	(1 539)	—
Net decrease (increase) in short-term borrowings and other
Short-term borrowings and other
SFR — Issuance of treasury bills	(166)	166	—
Other	59	(59)	—
Other financing activities	62	(46)	16

	(45)	61	16
(Sales) purchases of treasury shares	99	—	99
Cash dividends paid by Vivendi Universal S.A. (May)	689	—	689
Cash dividends paid by subsidiaries to their minority shareholders
SFR (March and May) (f)	278	—	278
Maroc Telecom (June) (g)	197	—	197
Other subsidiaries	43	—	43

	518	—	518
Derivative instruments	—	(118)	(118)

Financing activities	541	663	1 204

(a)	“Other” comprises commitments to purchase minority interests, derivative instruments and cash deposits backing borrowings.

(b)	On April 6, 2005, Vivendi Universal issued notes of €630 million with a 3.755% yield rate, maturing in April 2010. These notes enabled to extend the average maturity of the group’s debt and the early redemption of bonds exchangeable into Vinci shares, issued in March 2001 for a total consideration of €527 million and redeemable in March 2006.

(c)	On February 15, 2005, Vivendi Universal issued €600 million of notes maturing on February 15, 2012 with a 3.9% yield rate. The proceeds of this issue were used to repay, at no penalty, the $780 million note issued to NBCU on May 11, 2004, which was due to expire no later than May 2007. This new note issue enabled the extinguishment of Vivendi Universal S.A.’s last secured debt.

(d)	To finance the purchase of 16% of Maroc Telecom on January 4, 2005, a MAD 6 billion note (i.e. €546 million on June 30, 2005) was set up by SPT (Société de Participation dans les Télécommunications), a Moroccan company wholly-owned by Vivendi Universal, which now directly holds 51% of Maroc Telecom’s shares. The borrowing comprises two tranches: a MAD 2 billion tranche with a 2007 maturity and a MAD 4 billion tranche with a 2012 maturity.

(e)	On January 21, 2005, the remaining High Yield Notes were redeemed for a principal amount of €394 million (corresponding to $107 million Notes issued in dollars and €316 million Notes issued in euros), following the sending of a formal Note of Redemption to all bondholders in December 2004. On completion of this transaction, none of the High Yield Notes issued by Vivendi Universal remained outstanding. In addition, Vivendi Universal paid a premium to the bondholders (€41 million) and accrued interests, representing a total cash outflow of €437 million.

(f)	In the first half of 2005, SFR paid a dividend of €629 million for 2004 fiscal year out of which €278 million were paid to minority shareholders.

(g)	In the first half of 2005, Maroc Telecom paid a dividend of €399 million for 2004 fiscal year out of which €197 million were paid to minority shareholders.
Undrawn facilities as of June 30, 2005
On April 29, 2005, in order to benefit from good bank credits market conditions, Vivendi Universal issued a €2 billion syndicated loan, to refinance the €2.5 billion syndicated loan. With an initial tenure of 5 years (April 2010), the loan has two one-year extensions to be exercised before the second anniversary. As of September 6, 2005, date of the Management Board meeting which approved the financial statements for 1st half of 2005, this facility was undrawn.
Other borrowings
On April 19, 2005, a MAD 6 billion (€546 million as of June 30, 2005) credit facility was set up by SPT from Attijari, a Moroccan bank. This facility was backed by a cash collateral deposit made by VTI for the same amount. This cash deposit has also the same maturity as the facility and is recoverable as the facility is repaid. For these reasons, the borrowing and the cash collateral are netted in the Consolidated statement of financial position.
On July 18, 2005, SFR issued €600 million of notes maturing in July 2012 with a 3.4% yield rate. This note issuance enabled SFR to diversify its financing sources and extend the maturity of its debt.
Vivendi Universal — IFRS — unaudited

4.4.	Credit ratings
Vivendi Universal’s credit ratings as of September 6, 2005 are the following:

Rating agency	Rating date	Type of debt	Ratings		Outlook
Standard & Poor’s	July 27, 2005	Long term corporate	BBB
		Short term corporate	A-2	}	Stable
		Senior unsecured debt	BBB

Moody’s	October 22, 2004	Long term senior unsecured debt	Baa3		Positive (June 29, 2005)

Fitch Ratings	December 10, 2004	Long term senior unsecured debt	BBB		Stable
4.5.	Description of Vivendi Universal’s covenants
Vivendi Universal has set up a number of borrowings in the last few years in order to restructure its debt and improve its financing conditions.
As part of it, Vivendi Universal and its subsidiaries, SFR and Maroc Telecom, are subject to certain financial covenants which require them to maintain various financial ratios, described hereunder. As of June 30, 2005, they all complied with all applicable financial ratios.
The bonds issued by Vivendi Universal carry customary provisions related to events of default and negative pledge.
The €2.0 billion syndicated facility, set up in April 2005, contains customary provisions related to events of default, and restrictions in terms of negative pledge and disposal and merger transactions.
In addition, Vivendi Universal has to maintain the ratio of Financial Net Debt to proportionate EBITDA at maximum of 3 for the loan duration.
SFR has set up borrowings to repay the €600 million notes that matured in July 2004 and to replace existing credit lines:
•	A €1.2 billion 5-year credit line was set up by SFR in July 2004. It contains customary default, negative pledge and mergers and disposal provisions. It is subject to an ownership clause. In addition, SFR must maintain financial ratios:
.	a maximum ratio of Financial Net Debt to EBITDA: 3.5:1,

.	a minimum ratio of Earnings from operations to Net Financing costs (interest): 3:1.
These ratios are computed at the end of each half year.

•	Two securitization programs of SFR for a total net amount of €405 million were set up on May 11, 2004 for a 5-year period. They carry early repayment provisions if the delinquency rate is higher than a certain percentage, in the event of a change in control of SFR, and in the case of usual events of default. In addition, the granting of these borrowings is subject to the satisfaction of a number of conditions precedent, including a borrowing ratio (Net financial debt / EBITDA) which must be lower than 3.5 at the end of each half year.
Lastly, to finance the purchase of 16% of Maroc Telecom on January 4, 2005, a MAD 6 billion facility was set up by Société de Participations dans les Télécommunications (SPT), a Moroccan company indirectly wholly-owned by Vivendi Universal. The borrowing is comprised of two tranches: a MAD 2 billion tranche with a 2007 maturity and a MAD 4 billion tranche with a 2012 maturity. Vivendi Universal has granted a security (caution solidaire) to SPT of MAD 6 billion. The security contract contains the same financial ratios as those included in the €2.5 billion syndicated loan, set up in May 2004:
•	maximum ratio of Financial Net Debt to proportionate EBITDA: 2.8 to 1 from December 31, 2004,

•	minimum ratio of proportionate EBITDA to Net Financing Costs (financing expense): 4.3 to 1 as of December 31, 2004 and 4.5 to 1 from March 31, 2005.
This borrowing carries negative pledge and acquisition and restructuring restrictions and customary events of default provisions, as well as early repayment events in the case of a change in the borrower’s ownership or Vivendi Universal’s non-compliance with financial ratios contained in the security agreement.
NOTA:
Vivendi Universal’s cash flow on a consolidated basis is not all available to Vivendi Universal at the parent company level. In particular: dividends and other distributions (including payment of interest, repayments of borrowings, other returns on investment or other payments) from Vivendi Universal’s subsidiaries are restricted under certain agreements. Some of Vivendi Universal’s subsidiaries that are less than wholly owned are unable to pool their cash with Vivendi Universal and must pay a portion of any dividends to other shareholders. These subsidiaries include SFR and Maroc Telecom.
Since January 1, 2004, SFR has implemented the dividend distribution plan agreed to by its two main shareholders, which in particular involves the distribution of premiums and reserves and the introduction of quarterly interim dividend payments.
The ability of Vivendi Universal’s subsidiaries to make certain distributions may also be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments.
Vivendi Universal — IFRS — unaudited

5- FORWARD LOOKING STATEMENTS
This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to divestitures, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. Forward-looking statements can be identified by context. For example, when we use words such as estimate(s), aim(s), expect(s), feel(s), will, may, believe(s), anticipate(s) and similar expressions in this document, we are intending to identify those statements as forward-looking. All forward-looking statements, including, without limitation, the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, and anticipated cost savings from asset disposals and synergies are based upon our current expectations and various assumptions. Our expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that management’s expectations, beliefs and projections will be achieved. There are a number of risks and uncertainties that could cause our actual results to differ materially from our forward-looking statements. These include, among other things:
•	our ability to retain or obtain required licenses, permits, approvals and consents;

•	legal and regulatory requirements, and the outcome of legal proceedings and pending investigations;

•	the lack of commercial success of our product or services, particularly in the television, motion pictures and music markets;

•	challenges to loss, infringement, or inability to enforce intellectual property rights;

•	lost sales due to piracy, particularly in the motion picture and music business;

•	downturn in the markets in which we operate, particularly the music market;

•	increased technical and commercial competition, particularly in the television market;

•	our ability to develop new technologies or introduce new products and services;

•	changes in our corporate rating or rating of Vivendi Universal’s debt;

•	the availability and terms of financing;

•	changes in business strategy or development plans;

•	political instability in the jurisdictions in which we operate;

•	fluctuations in interest rates or foreign currency exchange rates and currency devaluations;

•	inflation and instability in the financial markets;

•	restrictions on the repatriation of capital;

•	natural disasters; and

•	war or acts of terrorism.
The foregoing list is not exhaustive; other factors may cause actual results to differ materially from the forward-looking statements. We urge you to review and consider carefully the various disclosures we make concerning the factors that may affect our business. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date they are made and are expressly qualified in their entirety by the cautionary statements.
Vivendi Universal — IFRS — unaudited

B — APPENDICES TO OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Vivendi Universal provides for information related to the operating performances of its businesses on a comparable basis in order to better reflect the actual results of the operations, adjusted from changes in the scope of consolidation, and because it is recommended under IFRS to promote comparability. Nonetheless, this information on a comparable basis is not compliant with pro forma information as required by Article 11 of Regulation S-X under the US Securities Exchange Act of 1934. Revenues and earnings from operations on a comparable basis provide useful information to investors because they include comparable operations in each period presented and thus represent meaningful comparative information for assessing earnings trends.
1-	RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS AS PUBLISHED TO REVENUES AND EARNINGS FROM OPERATIONS ON A COMPARABLE BASIS FOR THE FIRST HALF OF 2005

	Half Year Ended June 30, 2005
	As	Divestiture of	Comparable
	published	Canal+ assets (a)	basis
(In millions of euros)
Revenues
Universal Music Group	€2 092	€—	€2 092
Vivendi Universal Games	238	—	238
Canal+ Group	1 697	(45)	1 652
SFR	4 239	—	4 239
Maroc Telecom	877	—	877
Non core operations and elimination of intercompany transactions	(12)	—	(12)

Total Vivendi Universal	€9 131	€(45)	€9 086

Earnings from operations
Universal Music Group	€142	€—	€142
Vivendi Universal Games	13	—	13
Canal+ Group	198	(28)	170
SFR	1 340	—	1 340
Maroc Telecom	341	—	341
Holding & Corporate	(67)	—	(67)
Non core operations	27	—	27

Total Vivendi Universal	€1 994	€(28)	€1 966

(a)	Mainly included NC Numéricâble.
2-	RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS AS PUBLISHED TO REVENUES AND EARNINGS FROM OPERATIONS ON A COMPARABLE BASIS FOR THE FIRST HALF OF 2004

	Half Year Ended June 30, 2004
		Dives titure	UMG's	SFR		Mobile-to-	Divestiture
	As	of Canal+	Music	distribution		mobile	of VTI		Comparable
	published	assets (a)	Clubs	subsidiairies	Mauritel	sales (b)	assets (c)	Other	basis
	(In millions of euros)
Revenues
Universal Music Group	€2 066	€—	€(90)	€—	€—	€—	€—	€—	€1 976
Vivendi Universal Games	148	—	—	—	—	—	—	—	148
Canal+ Group	1 828	(177)	—	—	—	—	—	—	1 651
SFR	3 485	—	—	20	—	417	—	—	3 922
Maroc Telecom	748	—	—	—	31	—	—	—	779
Non core operations and elimination of intercompany transactions	131	—	—	—	—	—	(118)	(10)	3

Total Vivendi Universal	€8 406	€(177)	€(90)	€20	€31	€417	€(118)	€(10)	€8 479

Earnings from operations
Universal Music Group	€23	€—	€29	€—	€—	€—	€—	€—	€52
Vivendi Universal Games	(168)	—	—	—	—	—	—	—	(168)
Canal+ Group	205	(11)	—	—	—	—	—	—	194
SFR	1 197	—	—	—	—	—	—	—	1 197
Maroc Telecom	308	—	—	—	9	—	—	—	317
Holding & Corporate	(111)	—	—	—	—	—	—	—	(111)
Non core operations	37	—	—	—	—	—	(17)	2	22

Total Vivendi Universal	€1 491	€(11)	€29	€-	€9	€-	€(17)	€2	€1 503

(a)	Mainly corresponds to Canal+ Benelux and NC Numéricâble.

(b)	Corresponds to an estimation of the mobile-to-mobile sales at the applying 2005 rate.

(c)	Corresponds to Monaco Telecom and Kencell.
Vivendi Universal — IFRS — unaudited

3-	RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS PREPARED UNDER FRENCH GAAP TO IFRS REVENUES AND EARNINGS FROM OPERATIONS FOR THE FIRST HALF OF 2004
The reconciliation of the consolidated statement of earnings prepared under French GAAP and the IFRS consolidated statement of earnings is presented in the note 20 to the Consolidated Financial Statements as of June 30, 2005.

	Half Year Ended June 30, 2004
	French	Revenues of telecom operators							Reclassification of
	GAAP as	Change in							Cegetel and VUE			IFRS
	published	presentation	Handset	Equipment			Share based	Other	as discontinued
(In millions of euros)	(a)	(b)	subsidies	sales	Other	Pensions	compensation	impacts	operations
Revenues
Universal Music Group	2 069	—	—	—	—	—	—	(3)	—			2 066
Vivendi Universal Games	148	—	—	—	—	—	—	—	—			148
Canal+ Group	1 839	—	—	—	—	—	—	(11)	—			1 828
SFR	4 113	(83)	(52)	11	2	—	—	—	(506)			3 485
Maroc Telecom	770	(1)	(24)	3	—	—	—	—	—			748
Non core operations and elimination of intercompany transactions	125	—	—	—	—	—	—	(1)	7			131

Total Vivendi Universal (excluding VUE)	9 064	(84)	(76)	14	2	—	—	(15)	(499)			8 406

Vivendi Universal Entertainment	2 327	—	—	—	—	—	—	—	(2 327)	(c	)	—

Total Vivendi Universal	11 391	(84)	(76)	14	2	—	—	(15)	(2 826)			8 406

Earnings from Operations
Universal Music Group	15	—	—	—	—	11	—	(3)	—			23
Vivendi Universal Games	(156)	—	—	—	—	—	—	(12)	—			(168)
Canal+ Group	207	—	—	—	—	(1)	—	(1)	—			205
SFR	1 186	—	—	2	—	—	—	8	1			1 197
Maroc Telecom	318	—	—	—	—	—	—	(10)	—			308
Holding & Corporate	(112)	—	—	—	—	16	(13)	(2)	—			(111)
Non core operations	23	—	—	—	—	—	—	14	—			37

Total Vivendi Universal (excluding VUE)	1 481	—	—	2	—	26	(13)	(6)	1			1 491

Vivendi Universal Entertainment	337	—	—	—	—	—	—	—	(337)			—

Total Vivendi Universal	1 818	—	—	2	—	26	(13)	(6)	(336)			1 491

(a)	Revenues as they were published in BALO on August 2, 2004 and filed with the SEC as a 6-K on October 11, 2004.

(b)	Sales of services provided to customers managed by SFR and Maroc Telecom on behalf of content providers, are net of related expenses. Under French GAAP, this change in presentation was applied in the fourth quarter of 2004. Please refer to Notes 1.3.4.4 and 2.8.L. to the Note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as a 6-K on April 19, 2005.

(c)	As a consequence of the VUE and NBC combination agreement signed by Vivendi Universal and General Electric on October 8, 2003, VUE qualified as a discontinued operation and its income and expenses for the period from January 1 to May 11, 2004 (date of the closing of the transaction) were deconsolidated. 80% of the net earnings generated by VUE for this period were classified in “earnings from discontinued operations” and the remaining 20% in “income from equity affiliates”. Please refer to Notes 2.7. to the Note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as a 6-K on April 19, 2005.
4-	RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO CASH FLOW FROM OPERATIONS FOR THE FIRST HALF OF 2005 AND THE FIRST HALF OF 2004

	Half Year Ended June 30,
(In millions of euros )	2005	2004	% Change
Net cash provided by operating activities, as reported	€812	€1 841	-56%
Deduct:
Capital expenditures	(564)	(520)
Proceeds from sales of property, plant, equipment and intangible assets	74	78

Capital expenditures, net of proceeds	€(490)	€(442)
Add back:
Income tax: cash	1 284	219
Financing costs: cash	101	241
Other cash impacts	354	243

Cash flow from operations (i.e. before income taxes, financing costs and after restructuring costs)	€2 061	€2 102	-2%

Vivendi Universal — IFRS — unaudited

C — CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2005 (UNAUDITED)
CONSOLIDATED STATEMENT OF EARNINGS FOR THE FIRST HALF OF 2005, THE FIRST HALF OF 2004 AND THE FULL YEAR 2004
(Unaudited)

		Half Year Ended June 30,			Year Ended
					December 31,
(In millions of euros, except per share amounts)	Note	2005		2004 (a)	2004 (b)
Revenues		€9,131		€8,406	€17,932
Cost of revenues		(4,438)		(4,346)	(9,148)

Margin from operations		4,693		4,060	8,784
Selling, general and administrative expenses		(2,738)		(2,512)	(5,464)
Other operating expenses		39		(57)	(88)

Earnings from operations		1,994		1,491	3,232
Other income from ordinary activities		42		51	89
Other charges from ordinary activities		(154	)(c)	(9)	(25)
Income from equity affiliates		172		163	221

Earnings before interest and income taxes		2,054		1,696	3,517
Interest		(101)		(273)	(406)
Other financial charges and income		258		(370)	1,263

Interest and other financial charges and income	4	157		(643)	857

Earnings before income taxes and discontinued operations		2,211		1,053	4,374
Provision for income taxes	5	(385)		(555)	(298)

Earnings from continuing operations		1,826		498	4,076
Earnings from discontinued operations	6	(34)		898	802

Earnings		€1,792		€1,396	€4,878

Attributable to:
Equity holders of the parent		€1,260		€844	€3,821
Minority interests		532		552	1,057

Earnings from continuing operations attributable to the equity holders of the parent per share — basic (in euros)	7	€1.11		€(0.02)	€2.63
Earnings from continuing operations attributable to the equity holders of the parent per share — diluted (in euros)	7	€1.10		€(0.02)	€2.62

Earnings from discontinued operations per share — basic (in euros)	7	€(0.03)		€0.79	€0.70
Earnings from discontinued operations per share — diluted (in euros)	7	€(0.03)		€0.78	€0.70

Earnings attributable to the equity holders of the parent per share — basic (in euros)	7	€1.10		€0.74	€3.34
Earnings attributable to the equity holders of the parent per share — diluted	7	€1.09		€0.74	€3.32
(in euros)

Adjusted net income attributable to equity holders of the parent	1.4	€1,162		€344	€1,330
Adjusted net income attributable to equity holders of the parent per share — basic (in euros)	7	€1.01		€0.30	€1.16
Adjusted net income attributable to equity holders of the parent per share — diluted (in euros)	7	€1.01		€0.30	€1.16
The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

(a)	The reconciliation of the consolidated statement of earnings prepared under French GAAP and the IFRS consolidated statement of earnings for the half year ended June 30, 2004 is presented in Note 20.

(b)	Following Cegetel and neuf telecom merger announced in May 2005 and closed in August 2005, Cegetel qualified as a discontinued operation pursuant to IFRS 5. Accordingly, the fixed telephony activity’s income and expenses were deconsolidated as of January 1, 2004 and presented in the amount of 72% of their net value in “Earnings from discontinued operations” and in the amount of 28% in “Income from equity affiliates”. The reconciliation of the consolidated statement of earnings prepared under French GAAP and the IFRS consolidated statement of earnings for the year ended December 31, 2004, not taking into account the qualification of Cegetel S.A.S. as a discontinued operation, is presented in the note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as exhibit 15.1 of the 2004 Form 20-F on June 29, 2005.

(c)	Includes the impact of non-cash adjustments relating to the NBC-Universal transaction (i.e. €124 million).
Vivendi Universal – IFRS – unaudited

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004
(Unaudited)

		June 30,	December 31,	January 1,
(In millions of euros)	Note	2005	2004 (a)	2004 (a)
ASSETS
Goodwill, net	8	€13,693	€13,181	€12,969
Non current content assets, net	9.1	2,528	2,431	2,971
Other intangible assets, net	10	1,814	2,177	2,362
Property, plant and equipment, net		4,269	4,882	5,768
Investments in equity affiliates	11	6,628	5,773	2,096
Non current financial assets	12	4,304	3,833	3,980
Deferred income tax assets		1,819	1,388	1,094
Other non current assets		191	217	87

Non current assets		35,246	33,882	31,327

Inventories		328	315	364
Current income tax receivables		753	772	373
Current content assets, net	9.1	473	418	583
Accounts receivable and other		4,673	4,895	5,655
Short-term financial assets	12	271	162	94
Cash and equivalents		1,192	3,159	2,726

		7,690	9,721	9,795
Assets held for sale	6	1,149	180	13,897

Current assets		8,839	9,901	23,692

TOTAL ASSETS		€44,085	€43,783	€55,019

EQUITY AND LIABILITIES
Share capital		€5,900	€5,899	€5,893
Additional paid-in capital		7,335	7,313	7,234
Retained earnings and others		3,882	2,586	(277)
Equity associated with assets held for sale	6	—	—	231

Equity attributable to equity holders of the parent		17,117	15,798	13,081
Minority interests		2,681	2,643	3,961

Total equity		19,798	18,441	17,042

Non current provisions		583	795	843
Long-term borrow ings and other financial liabilities	14	4,919	5,357	7,416
Deferred income tax liabilities		3,703	3,395	3,670
Other non current liabilities		2,314	2,622	2,669

Non current liabilities		11,519	12,169	14,598

Accounts payable		8,109	8,568	9,441
Current income tax payables		777	1,298	1,157
Current provisions		381	357	355
Short-term borrowings and other financial liabilities	15	2,695	2,842	5,611

		11,962	13,065	16,564
Liabilities associated with assets held for sale	6	806	108	6,815

Current liabilities		12,768	13,173	23,379

Total liabilities		24,287	25,342	37,977

Contractual obligations and contingent assets and liabilities	17

TOTAL EQUITY AND LIABILITIES		€44,085	€43,783	€55,019

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

(a)	The reconciliations of the consolidated statements of financial position prepared under French GAAP and the IFRS consolidated statement of financial positions as of December 31, 2004 and January 1, 2004 are presented in the note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as exhibit 15.1 of the 2004 Form 20-F on June 29, 2005.
Vivendi Universal – IFRS – unaudited

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE FIRST HALF OF 2005, THE FIRST HALF OF 2004 AND THE FULL YEAR 2004
(Unaudited)

		Half Year Ended June 30,		Year Ended
				December 31,
(In millions of euros)	Note	2005	2004	2004
Operating activities :
Earnings attributable to equity holders of the parent		€1,260	€844	€3,821
Adjustments to reconcile earnings attributable to equity holders of the parent to net cash provided by operating activities:
Depreciation and amortization	16.1	853	601	1,488
Gain on sale of property, plant and equipment, intangible assets and financial assets		(370)	(113)	(1,614)
Income from equity affiliates		(172)	(163)	(221)
Deferred taxes		(345)	(62)	(543)
Earnings from discontinued operations	6	34	(898)	(802)
Minority interests		532	552	1,057
Other items from interest and other financial charges and income		(145)	231	21
Dividends received from equity affiliates	16.2	136	272	404
Changes in working capital and other		(971)	577	638

Net cash provided by operating activities		812	1,841	4,249
Investing activities:
Capital expenditures		(564)	(520)	(1,322)
Proceeds from sales of property, plant, equipment and intangible assets		74	78	196
Purchases of investments		(1,238)	(354)	(393)
Sales of investments		(157)	4,098	5,823
Net decrease (increase) in financial receivables and other financial assets		(351)	(14)	22
Net cash provided by discontinued operations	6	—	17	11
Assets held for sale	6	(30)	(592)	(592)

Net cash provided by (used for) investing activities		(2,266)	2,713	3,745
Financing activities:
Proceeds from issuance of long-term borrow ings and other non current liabilities		2,260	118	1,148
Principal payment on long-term borrow ings and other non current liabilities		(1,540)	(3,234)	(3,448)
Net increase (decrease) in short-term borrowings and other		45	(1,517)	(3,404)
Net proceeds from issuance of common shares		1	—	18
Sales (purchases) of treasury shares		(100)	—	(28)
Cash dividends paid by Vivendi Universal S.A.		(689)	—	—
Cash dividends paid by consolidated companies to their minority shareholders	16.2	(518)	(1,461)	(1,832)

Net cash provided by (used for) financing activities		(541)	(6,094)	(7,546)
Foreign currency translation adjustment		28	12	(15)

Change in cash and equivalents		€(1,967)	€(1,528)	€433

Cash and equivalents:

Beginning		€3,159	€2,726	€2,726

Ending		€1,192	€1,198	€3,159

Supplementary information
Net interests paid		€(101)	€(241)	€(357)
Income tax paid		€(1,284)	€(219)	€(622)
The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.
Vivendi Universal – IFRS – unaudited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE FULL YEAR 2004 AND THE FIRST HALF OF 2005
(Unaudited)
FULL YEAR 2004

					Retained Earnings and Other
											Equity
		Common shares		Additional		Net	Foreign		Equity		attributable to	Minority	Total
				paid-in	Retained	unrealized	currency	Treasury	associated with	Total	equity holders	interests	equity
				capital	Earnings	gains	translation	shares	assets held for		of the parent
(In millions of euros, except number of shares)	Note	Number	Amount			(losses)	adjustment		sale

		(In thousands)

BALANCE AS OF JANUARY 1, 2004		1 071 519	5 893	7 234	(494)	218	—	(1)	231	(46)	13 081	3 961	17 042 (a)

Dividends and other transactions with shareholders		1 105	6	79	(67)	—	—	—	—	(67)	18	—	18

Assets available for sale, net of a €39 million tax impact		—	—	—	—	604	—	—	—	604	604	—	604
Other charges and income directly recorded in equity		—	—	—	108	—	(1 595)	(8)	(231)	(1 726)	(1 726)	—	(1 726)

Total charges and income directly recorded in equity		—	—	—	108	604	(1 595)	(8)	(231)	(1 122)	(1 122)	—	(1 122)
Earnings		—	—	—	3,821	—	—	—	—	3 821	3 821	1 057	4 878

Total charges and income recorded over the year		—	—	—	3 929	604	(1 595)	(8)	(231)	2 699	2 699	1 057	3 756

Change in value of the commitments to purchase minority interests		—	—	—	—	—	—	—	—	—	—	620	620
Cash dividends paid by subsidiairies to minority interests	16.2	—	—	—	—	—	—	—	—	—	—	(1 849)	(1 849)
Other transactions with minority interests		—	—	—	—	—	—	—	—	—	—	(1 146)	(1 146)

Transactions with minority interests		—	—	—	—	—	—	—	—	—	—	(2 375)	(2 375)

Total changes over the year		1 105	6	79	3 862	604	(1 595)	(8)	(231)	2 632	2 717	(1 318)	1 399

BALANCE AS OF DECEMBER 31, 2004		1 072 624	5 899	7 313	3 368	822	(1 595)	(9)	—	2 586	15 798	2 643	18 441 (a)

Cash dividends paid by Vivendi Universal S.A. (€0.5 per share)		—	—	—	(689)	—	—	—	—	(689)	(689)	—	(689)
Other transactions with shareholders		95	1	22	(22)	—	—	—	—	(22)	1	—	1

Dividends and other transactions with shareholders		95	1	22	(711)	—	—	—	—	(711)	(688)	—	(688)

Assets available for sale, net of a €21 million tax impact		—	—	—	—	(15)	—	—	—	(15)	(15)	—	(15)
Other charges and income directly recorded in equity		—	—	—	(13)	—	812	(37)	—	762	762	—	762

Total charges and income directly recorded in equity		—	—	—	(13)	(15)	812	(37)	—	747	747	—	747
Earnings		—	—	—	1,260	—	—	—	—	1 260	1 260	532	1 792

Total charges and income recorded over the period		—	—	—	1 247	(15)	812	(37)	—	2 007	2 007	532	2 539

Acquisition of an additional 16% stake in Maroc Telecom	2.1	—	—	—	—	—	—	—	—	—	—	(38)	(38)
Change in value of other commitments to repurchase minority interests		—	—	—	—	—	—	—	—	—	—	7	7
Cash dividends paid by subsidiairies to minority interests	16.2	—	—	—	—	—	—	—	—	—	—	(530)	(530)
Other transactions with minority interests		—	—	—	—	—	—	—	—	—	—	67	67

Transactions with minority interests		—	—	—	—	—	—	—	—	—	—	(494)	(494)

Total changes over the period		95	1	22	536	(15)	812	(37)	—	1 296	1 319	38	1 357

BALANCE AS OF JUNE 30, 2005		1 072 719	5 900	7 335	3 904	807	(783)	(46)	—	3 882	17 117	2 681	19 798

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

(a)	The reconciliations of the equity prepared under French GAAP and the IFRS equity as of January 1, 2004 and December 31, 2004 are presented in the note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as exhibit 15.1 of the 2004 Form 20-F on June 29, 2005.
Vivendi Universal — IFRS — unaudited

FIRST HALF OF 2005

					Retained Earnings and Other
											Equity
		Common shares		Additional		Net	Foreign		Equity		attributable to	Minority	Total
				paid-in	Retained	unrealized	currency	Treasury	associated with	Total	equity holders	interests	equity
				capital	Earnings	gains	translation	shares	assets held for		of the parent
(In millions of euros, except number of shares)	Note	Number	Amount			(losses)	adjustment		sale

		(In thousands)

BALANCE AS OF DECEMBER 31, 2004		1 072 624	5 899	7 313	3 280	910	(1 595)	(9)	—	2 586	15 798	2 643	18 441

Cash dividends paid by Vivendi Universal S.A. (€0.6 per share)		—	—	—	(689)	—	—	—	—	(689)	(689)	—	(689)
Other transactions with shareholders		95	1	22	(22)	—	—	—	—	(22)	1	—	1

Dividends and other transactions with shareholders		95	1	22	(711)	—	—	—	—	(711)	(688)	—	(688)

Assets available for sale, net of €21 million of tax		—	—	—	—	(24)	—	—	—	(24)	(24)	—	(24)
Other charges and income directly recorded in equity		—	—	—	(13)	9	812	(37)	—	771	771	—	771

Total charges and income directly recorded in equity		—	—	—	(13)	(15)	812	(37)	—	747	747	—	747
Earnings		—	—	—	1 260	—	—	—	—	1 260	1 260	532	1 792

Total charges and income recorded over the period		—	—	—	1 247	(15)	812	(37)	—	2 007	2 007	532	2 539

Acquisition of an additional 16% stake in Maroc Telecom	2.1	—	—	—	—	—	—	—	—	—	—	(38)	(38)
Change in value of other commitments to purchase minority interests		—	—	—	—	—	—	—	—	—	—	7	7
Cash dividends paid by subsidiaries to minority interests	16.2	—	—	—	—	—	—	—	—	—	—	(530)	(530)
Other transactions with minority interests		—	—	—	—	—	—	—	—	—	—	67	67

Transactions with minority interests		—	—	—	—	—	—	—	—	—	—	(494)	(494)

Total changes over the period		95	1	22	536	(15)	812	(37)	—	1 296	1 319	38	1 357

BALANCE AS OF JUNE 30, 2005		1 072 719	5 900	7 335	3 816	895	(783)	(46)	—	3 882	17 117	2 681	19 798

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.
Vivendi Universal — IFRS — unaudited

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES
1.1.	Basis of preparation of the 2004 financial information and of the first half of 2005 consolidated financial statements
In application of European regulation 1606/2002 dated July 19, 2002 concerning international standards, the consolidated financial statements of Vivendi Universal for the financial year ending December 31, 2005, will be prepared in accordance with the IAS (International Accounting Standards) / IFRS (International Financial Reporting Standards) decreed by the IASB (International Accounting Standards Board) applicable as of December 31, 2005, as approved by the European Union (EU). The first financial statements published in accordance with IAS/IFRS standards will be those for the 2005 financial year, with comparative figures for 2004 prepared using the same primary basis of accounting.
At this prospect, first half consolidated financial statements were prepared for the first time in application of (i) IFRS accounting and valuation principles which should be applicable in the EU and applied by the company for the preparation of the 2005 consolidated financial statements, as described in this note and of (ii) the information presentation rules applicable to interim financial statements as defined in the AMF’s General Rule. They include on a comparable basis, data related to the full year of 2004 and to the first half of 2004, adjusted according to the same rules.
Given the remaining uncertainties concerning the standards and interpretations which will be applicable as of December 31 2005, Vivendi Universal reserves the right to modify certain accounting methods and options adopted during the preparation of the 2004 IFRS financial information and of the consolidated financial statements for the first half 2005, on final and definitive reporting of the IFRS consolidated financial statements as of December 31, 2005 and as of June 30, 2006.
Some reclassifications were done in the 2004 consolidated financial statements to permit comparison with the first half of 2005 consolidated financial statements. In addition, the presentation of the consolidated financial statements as of June 30, 2004 and December 31, 2004 was modified as a result of the application of IFRS 5 (please refer to the note 1.3.6. “Assets held for sale and discontinued operations”).
1.2.	Presentation of standards and interpretations adopted in the preparation of the 2004 financial information and of the first half of 2005 consolidated financial statements
1.2.1.	Standards adopted
The 2004 financial information and the first half of 2005 consolidated financial statements have been prepared based on standards and interpretation published as of December 31, 2004 and adopted by the EU. The options elected by Vivendi Universal management are in line with the early adoption of certain standards and interpretations not yet published or adopted but applicable on December 31, 2005.
Vivendi Universal therefore prepared the 2004 financial information and the first half of 2005 consolidated financial statements on the basis of the following:
1.	all mandatory IFRS/IFRIC standards and interpretations as of June 30, 2005. All these standards and interpretations have been adopted by the EU.
2.	as of January 1, 2004, early adoption of:
•	IAS 32 and 39 concerning financial instruments. Vivendi Universal is not impacted by any sections of IAS 39 not adopted by the EU. Vivendi Universal has consequently applied IAS 39 in full to its 2004 financial information and its first half of 2005 consolidated financial statements;

•	IFRS 2 concerning share-based payments, including incentive plans (stock purchase and subscription options) and stock purchase plans (Group savings plan) granted to employees;

•	IFRS 5, which requires reclassification of activities as discontinued operations, the disposal of which has been decided,;

•	IFRIC 4 concerning determining whether an arrangement contains a lease, which has not yet been adopted by the EU.
3.	the following options, pending publication of an IASB or IFRIC text on the matter:
•	Put options granted by Vivendi Universal to the holders of minority interests in its subsidiaries are reported, in accordance with IAS 32, as financial liabilities at the present value of the purchase consideration.

Pending publication of an IASB/IFRIC text, Vivendi Universal records the difference arising on initial recognition of these options, between the carrying amount of the minority interests and the present value of the purchase consideration, and any subsequent changes in this present value through goodwill.

•	Pending an IFRIC interpretation, Vivendi Universal does not accrue loyalty coupons granted to customers of SFR and Maroc Telecom for the replacement of their mobile phone, which do not result in an additional outflow of resources. In effect, these bonuses do not represent a benefit greater than that granted to new customers on the initial signature of a contract. Loyalty coupons convertible into free services are accrued.
1.2.2.	Description of accounting options associated with first time adoption of IFRS standards
The 2004 financial information has been prepared in accordance with the provisions of IFRS 1 “First time adoption of International Financial Reporting Standards”. The opening statement of financial position has generally been restated for the retrospective application of accounting policies adopted for financial reporting purposes. The impact of these restatements is recorded directly through equity.
The Group has adopted a number of options to not restate retrospectively certain assets and liabilities offered by IFRS 1.
(a) Business combinations
Vivendi Universal has chosen not to restate business combinations prior to January 1, 2004 in accordance with standard IFRS 3.
(b) Actuarial gains and losses on employee benefit plans
Vivendi Universal has decided to adopt the option provided for in IFRS 1, involving recording on January 1, 2004 of unrecognized actuarial gains and losses against consolidated equity.
Vivendi Universal — IFRS — unaudited

(c) Foreign currency translation adjustments
Vivendi Universal has transferred to consolidated reserves foreign currency translation adjustments as of January 1, 2004, relating to the translation into euro of the financial statements of subsidiaries with foreign currencies as their accounting currencies.
(d) Measurement of certain intangible/tangible assets at fair value
Vivendi Universal has chosen not to apply the option provided for in IFRS 1, involving the remeasurement, as of January 1, 2004, of certain intangible and tangible assets at their fair value at that date.
(e) Share-based compensation
Vivendi Universal has decided to apply the provisions of IFRS 2 solely to equity-based compensation granted after November 7, 2002, for which the rights acquisition date falls after December 31, 2003.
For all other IFRS standards, opening values for assets and liabilities as of January 1, 2004 have been restated retrospectively as if the IFRS standards in force at December 31, 2005 had always been applied.
1.3.	Principles governing the preparation of 2004 financial information
The Vivendi Universal consolidated 2004 IFRS financial information has been prepared in accordance with the historical cost principle, with the exception of certain asset and liability categories, detailed below, pursuant to IFRS. The consolidated 2004 financial information is expressed in euro, and all values are rounded to the nearest million, unless otherwise stated.
Compliance with accounting standards
The consolidated financial information for Vivendi Universal S.A. and all its subsidiaries has been prepared in accordance with International Financial Reporting Standards (IFRS).
1.3.1.	Use of estimates
The preparation of financial statements in compliance with GAAP requires management of Vivendi Universal to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
On a constant basis, management reviews its estimates and judgments based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results, of which, form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ significantly from these estimates under different assumptions or conditions.
1.3.2.	Principles of consolidation
Full consolidation
All companies in which Vivendi Universal has a controlling interest, specifically when it has the power to direct the financial and operational policies of these companies to obtain benefit from their operations, are fully consolidated.
A controlling position is assumed to exist where Vivendi Universal holds, directly or indirectly, a voting interest exceeding 50%, and where no other shareholder or group of shareholders exercises substantive participating rights which would enable it to veto or block ordinary decisions taken by Vivendi Universal.
A controlling position also exists where Vivendi Universal, holding an interest of 50% or less in an entity, possesses control over more than 50% of the voting rights by virtue of an agreement with other investors, power to direct the financial and operational policies of the entity by virtue of a statute or contract, power to appoint or remove from office the majority of the members of the Board of Directors or equivalent management body, or the power to assemble the majority of voting rights at meetings of the Board of Directors or equivalent management body.
Vivendi Universal consolidates special purpose entities which it controls in substance because where it has the right to obtain a majority of benefits, or where it retains the majority of residual risks inherent in the special purpose entity or its assets.
Equity accounting
Vivendi Universal equity-accounts affiliates over which it exercises significant influence, and joint ventures in which it shares control with other shareholders under the terms of a contract.
Significant influence is assumed to exist where Vivendi Universal holds, directly or indirectly, at least a 20% voting interest in an entity, unless it can be clearly demonstrated that this is not the case. The existence of significant influence can be proven on the basis of other criteria, such as representation on the Board of Directors or equivalent management body of the entity, participation in the process of policy definition, the existence of material transactions with the held entity or exchange of management personnel.
Vivendi Universal has a December 31 year-end. Subsidiaries that do not have a December 31 year-end prepare interim financial statements, except when their year-end falls within the three months prior to December 31. The Consolidated Financial Statements include the accounts of Vivendi Universal and its subsidiaries after elimination of material inter-company accounts and transactions.
Subsidiaries acquired are consolidated in the Group financial statements as from their acquisition date, or for reasons of convenience and if the impact is not material, as from the date of preparation of the most recent consolidated statement of financial position.
1.3.3.	Foreign currency translation
Foreign currency transactions are initially recorded in the functional currency at the transaction date exchange rate. At closing date, monetary assets and liabilities denominated in a foreign currency are translated into the functional currency at the closing date exchange rate. All foreign currency adjustments are expensed, apart from adjustments on borrowing in foreign currencies, constituting a hedge for the net investment in a foreign entity. These adjustments are allocated directly to equity until the divestiture of the net investment.
Financial statements of subsidiaries for which the functional currency is not the euro are translated into euros as follows: all asset and liability accounts are translated at the period-end exchange rate and all income and expense accounts and cash flow statements are translated at average exchange rates for the period. The resulting translation gains and losses are recorded as foreign currency translation adjustments in equity.
Vivendi Universal — IFRS — unaudited

1.3.4.	Revenues from operations and associated costs
Revenues from operations are reported when it is probable that future economic benefits will be obtained by the Group, and that these revenues can be reliably measured.
1.3.4.1.	Universal Music Group (UMG)
Revenues from the sale of recorded music, net of a provision for estimated returns and allowances, are recognized on shipment to third parties for products sales with term FOB shipping point, and on delivery for products sold FOB destination.
Cost of revenues includes manufacturing and distribution costs, royalty expenses, copyright expenses, artists’ costs, recording costs and direct overheads. Selling, general and administrative expenses include marketing and advertising expenses, selling costs, provisions for doubtful receivables and indirect overheads.
1.3.4.2.	Vivendi Universal Games (VUG)
The sales of boxes for Massively Multiplayer Online Games (MMOG), as well as the sales of boxes for the other games, are recorded when ownership and related risks are transferred to the distributor, net of a provision for estimated returns and allowances. The income generated by subscriptions and prepaid cards related to online games is recorded on a straight-line basis over the duration of the service.
Cost of revenues includes manufacturing costs, warehousing, shipping and handling costs, royalty expenses, research and development expenses, and the amortization of capitalized software development costs.
1.3.4.3.	Canal+ Group
Pay television
Revenues from television subscription services related to pay television, cable or satellite programming are recognized as the services are provided. Revenues from advertising are recognized as advertising commercials are broadcasted. Revenues from related services (such as interactive services, video-on-demand services) are recognized as the services are provided. Subscriber management and acquisition costs, as well as television distribution costs, are included in cost of revenues.
Theatrical film and television programming distribution
Theatrical revenues are recognized as the films are exhibited. Revenues from film and video distribution, from television and pay television licensing agreements are recognized when the films and television programming are available for telecast, and that all other conditions of the sale have been met. Home video product revenues, less a provision for estimated returns and allowances, are recognized upon shipment and availability of the product for retail sale to the ultimate customer. Film and television amortization costs, participation and residual costs, theatrical print costs, home video inventory costs and theatrical, television and home video marketing costs are included in cost of revenues.
1.3.4.4.	SFR and Maroc Telecom
Revenues from telephone subscriptions are recognized on a straight-line basis over the invoicing period. Revenues from incoming and outgoing traffic are recognized when the service is rendered. Revenues from the sale of telecommunications equipment (mobile phone and other), net of point-of-sale discounts and connection charges, are recognized on activation of the line. Customer acquisition and loyalty costs for mobile phones principally consisting of rebates on the sale of equipment to customers through distributors are recognized as a deduction from revenues. Customer acquisition and loyalty costs consisting of premiums not related to the sale of equipment and commissions paid to distributors are recognized as selling and general expenses.
Sales of services provided to customers managed by SFR and Maroc Telecom on behalf of content providers (mainly toll numbers), are net of related expenses.
Cost of revenues includes purchasing costs, interconnection and access costs, and network and equipment costs. Selling, general and administrative expenses principally include commercial costs consisting of marketing and customer care expenses.
1.3.4.5.	Other costs
Selling, general and administrative expenses principally include salaries and benefits, rent, consulting and services fees, insurance costs, travel and entertainment expenses, administrative department costs (e.g. finance, human resources, legal, information technology and headquarters), and other operating expenses.
Advertising costs are expensed as incurred.
1.3.5.	Assets
1.3.5.1.	Goodwill and business combinations
Business combinations are accounted for by applying the purchase method. Under this method, assets acquired and liabilities and contingent liabilities assumed are recognized at their fair value.
Goodwill is measured at cost at the acquisition date, this being the excess of the cost of the business combination over the purchaser’s interest in the fair value of the assets, liabilities and any identifiable contingent liabilities acquired.
Subsequently, goodwill is measured at cost less accumulated impairment losses. Goodwill is subject to impairment tests each year, or more frequently where indications of impairment loss exist. In the event of a loss in value, an impairment loss is recorded in other charges from ordinary activities.
On the acquisition date, goodwill is allocated to each cash-generating unit likely to benefit from the business combination.
In the event of acquisition of an additional interest in a subsidiary, the excess of the acquisition cost over the carrying amount of minority interests acquired is recognized as goodwill.
Vivendi Universal — IFRS — unaudited

1.3.5.2.	Content assets
UMG
Music publishing rights and catalogs include music catalogs, artists’ contracts and publishing rights acquired in December 2000 as part of the acquisition of The Seagram Company Ltd. or more recently. They are amortized over 15 years.
Royalty advances to artists, songwriters and co-publishers are capitalized as an asset when the current popularity and past performances provide a reasonable basis for determining that the probable future recoupment of such royalty advances from earnings otherwise payable to them is reasonably assured. Royalty advances are recognized as an expense as subsequent royalties are earned by the artist, songwriter and co-publisher. Any portion of capitalized royalty advances not deemed to be recoverable from future royalties is expensed during the period in which the loss becomes evident.
Royalties earned by artists, songwriters, co-publishers and other copyright holders are recognized as an expense in the period in which the sale of the product takes place, less an adjustment for future estimated returns.
VUG
Royalties and license agreements consist primarily of prepayments for manufacturing royalties and license fees paid to organizations for use of their trade names and licensed content. Also included in royalties and license arrangements are prepayments made to independent software developers under development arrangements that have alternative future uses.
Canal+ Group
Broadcasting of film, television or sport rights
When signing contracts for the acquisition of film, television or sport rights, the rights acquired are recorded as off balance-sheet commitments. They are recorded as an asset, classified as content assets, as follows:
•	Film and television rights are recognized at the contract price, when the screening certificate has been obtained and the programming is available for exhibition. They are amortized over their broadcasting period.
•	Sport rights are recognized at their acquisition cost, upon opening of the related sport season, and are amortized as they are broadcasted.
Amortization of film, television or sport rights is included in cost of revenues.
Theatrical film and television rights produced or acquired to be sold
Theatrical film and television rights produced or acquired before their initial exhibition are recorded as an asset at cost (mainly direct production or co-production costs and administration costs) or at their acquisition cost, and classified as content assets. Theatrical film and television rights are amortized, and co-production and other related costs are expensed, pursuant to the estimated revenue method, i.e., based on the ratio of the current periods gross revenues to estimated total gross revenues from all sources on an individual production basis. Such revenues are estimated to be generated over a maximum 12-year period. Film and television costs are stated at the lower of cost less accumulated amortization, or net realizable value.
Film and television catalogs
Catalogs are comprised of film rights acquired for a second television exhibition, or film and television rights produced or acquired that are transferred after their first television exhibition. They are recognized as an asset at their acquisition or transfer cost, and amortized as groups of films or individually, based on the estimated revenue method, respectively.
Impairment of content assets
Non current content assets are tested for impairment at the end of each annual reporting period and whenever there is an indication that they be impaired. Impairment test consists of comparing the carrying amount of an asset to its recoverable amount, defined as the highest value between its fair value less costs to sell or the value in use.
If need be, UMG and VUG advances and royalties are included in the cost of revenues.
1.3.5.3.	Research and development costs
Research costs are reported as expenses when incurred. Development expenses are capitalized when the recoverability of the project can reasonably be considered certain.
Cost of software for rental, sale or commercialization
Capitalized software development costs comprise costs incurred during the internal development of products. Software development costs are capitalized when the technical feasibility of the software has been established, and they are considered as recoverable. Technical feasibility is determined individually for each product. Non-capitalized software development costs are immediately recorded in research and development costs.
Cost of internal use software
Direct internal and external costs incurred for the development of computer software for internal use, including web site development costs, are capitalized during the application development stage. Application development stage costs generally include software configuration, coding, installation and testing. Costs of significant upgrades and enhancements resulting in additional functionality are also capitalized. Maintenance and minor upgrade and enhancement costs are expensed as incurred.
Other research and development costs
All other research and development costs are expensed as incurred.
Vivendi Universal — IFRS — unaudited

1.3.5.4.	Other intangible assets
Intangible assets acquired separately are reported at cost, and intangible assets acquired in connection with a business combination are reported at their fair value at acquisition date. The historical cost model is applied to intangible assets subsequent to their initial recognition. Amortization is accrued for assets with a finite lifetime.
SFR and Maroc Telecom
Licenses to operate telecom networks are recorded at historical cost and amortized on a straight line basis from the effective starting date of the service until maturity. Licenses to operate in France are recognized in the amount of the fixed upfront fee paid at the granting of the license. The variable fee which cannot reliably be determined (equal for the UMTS license to 1% of the income generated by the activity) is recorded as an expense when incurred.
1.3.5.5.	Property, plant and equipment
Property, plant and equipment are carried at historical cost. Borrowing costs are expensed as incurred. Depreciation is computed using the straight-line method based on the estimated useful life of the assets, generally 15 — 60 years for buildings and 5 — 30 years for equipment and machinery. Assets financed by finance lease contracts are capitalized at the lower of the fair value of future payments and market value. They are depreciated on a straight-line basis over the estimated useful life of the assets. Depreciation expenses on assets acquired under such leases are included in depreciation expenses.
Subsequent to initial recognition, the cost model is applied to tangible assets, including investment real estate.
1.3.5.6.	Impairment of long-lived assets
Goodwill and intangible assets with an indefinite useful life are tested for impairment at the end of each annual reporting period and whenever there is an indication that they may be impaired. The carrying value of other long-lived assets is also subject to impairment tests whenever events or changes in circumstance indicate that the carrying value may not be recoverable. Impairment tests consist of comparing the carrying amount of an asset to its recoverable amount, defined as the higher of fair value less costs to sell and the value in use to Vivendi Universal.
The recoverable amount is determined individually for each asset unless the asset does not generate cash inflows from continuing use that are largely independent of those from other assets or groups of assets. In such cases, as for goodwill, the recoverable amount is determined for the cash-generating unit. Vivendi Universal has defined its operating businesses as cash-generating units: these correspond to operating segments or one level below where the relevant units have economic characteristics which are distinct from the rest of the operating segment. The appropriate level is generally that considered by Vivendi Universal management when assessing operating performance.
Value in use is equal to the sum of future cash flows expected to be obtained from the continuing use of the asset (or the operating unit) and from its ultimate disposal. Cash flows used are consistent with the most recent budgets and business plans approved by Management and presented to the Board of Directors. The discount rate applied reflects current market assessments of the time value of money and risks inherent to the asset (or operating unit).
Fair value less costs to sell represents an estimate of the amount which could be obtained from the disposal of the asset (or the operating unit) in an arm’s length transaction between knowledgeable and willing parties, after deducting the costs of disposal.
These values are determined based on market information (comparison with similar listed companies, recent transactions and stock market prices) or in the absence of such information based on discounted cash flows. Fair values are determined with the assistance of a third-party appraiser appointed by Vivendi Universal.
Where the fair value is less than the net carrying value of the cash-generating unit, this loss in value is recognized in other charges from ordinary activities in the amount of the difference and offset in priority through goodwill.
1.3.5.7.	Investments
Investments are initially recognized at cost, corresponding to the fair value of the price paid, including associated acquisition costs. Investments classified as “available for sale” are subsequently measured at fair value. Profits and losses on investments available for sale are recognized in equity until the investment is sold, collected or disposed of in another way, or until it is demonstrated that the investment is impaired, at which time the accumulated profit or loss previously reported in equity is expensed.
For investments actively traded in organized public markets, fair value is determined by reference to the published market price at closing date. For investments for which no published market price exists in an active market, fair value, which is generally immaterial, is estimated.
1.3.5.8.	Inventories
Inventories are valued at the lower of cost and net realizable value. Cost comprises purchase costs, production costs and other supply and packaging costs. Net realizable value is the estimated selling price in the normal course of business, less estimated completion costs and estimated selling cost.
1.3.5.9.	Cash and equivalents
Cash and equivalents consist of cash in banks and highly liquid investments with initial maturities of three months or less. Investments in listed securities, investments with initial maturities superior to three months without early exit possibilities or bank accounts restricted in use, other than restrictions due to regulations applied in a specific country or sector of activities (exchange controls, etc.) are not recorded as cash and equivalents but as financial assets.
1.3.6.	Assets held for sale and discontinued operations
A long-lived asset or a group of assets and liabilities is held for sale where its carrying amount will be recovered principally through its divestiture and not by continuing utilization. To meet this definition, the asset must be available for immediate sale, and divestiture must be highly probable. These assets and liabilities are recognized as assets held for sale and liabilities associated with assets held for sale, without offset. The related tangible and intangible assets recorded as assets held for sale are no longer depreciated or amortized.
An operation is qualified as discontinued when the criteria for classification as an asset held for sale have been met, or when Vivendi Universal has sold the asset. Discontinued operations are presented in a single line of the statement of earnings for the periods reported, comprising the earnings after tax of discontinued operations until the divestiture and the gain or loss after tax on sale or fair value measurement, less costs to
Vivendi Universal — IFRS — unaudited

sell of the assets and liabilities making up the discontinued operations. In addition, the cash flows generated by the discontinued operations are presented on a single line of the statement of consolidated cash flows for the periods presented.
1.3.7.	Financial liabilities
Long and short-term borrowings and other financial liabilities include:
•	Notes and facilities, as well as miscellaneous other borrowings (including treasury bills and debt related to capital leases) and the related accrued interests;

•	Obligations arising in respect of commitments to purchase minority interests;

•	The negative value of other derivative financial instruments. Derivatives with positive fair values are recorded as financial assets in the statement of financial position.
Interest-bearing borrowings
All borrowings are initially recognized at cost, corresponding to the fair value of the amount received, net of costs relating to the borrowing. Interest-bearing borrowings are subsequently valued at amortized cost, applying the effective interest rate method. Premiums/discounts and borrowing issuance costs are, therefore, deducted from borrowings and the discount is then unwound over the term of the borrowing.
Commitments to purchase minority interests
Vivendi Universal has granted commitments to shareholders of certain of its fully consolidated subsidiaries to purchase their minority interests. These purchase commitments may be conditional (e.g. put options) or firm (e.g. commitments to purchase minority interests at a future date). Pending IFRIC interpretation or a specific IFRS, the following accounting treatment has been adopted provisionally in accordance with prevailing IFRS:
•	On initial recognition, the commitment to purchase minority interests is recognized as a financial liability for the present value of the purchase consideration under the put option or firm purchase commitment, mainly offset through minority interests and the balance through goodwill;

•	Subsequent changes in the value of the commitment are recognized by an adjustment to goodwill, with the exception of the unwinding of the discount recognized in other financial charges and income;

•	Where applicable, at the time of initial recognition or the recognition of subsequent changes, any expected loss on purchase is recognized in other financial charges and income;

•	On maturity of the commitment, if the minority interests are not purchased, the entries previously recognized are reversed; if the minority interests are purchased the amount recognized in financial liabilities is reversed, offset by the cash outflow relating to the purchase of the minority interests.
Derivative financial instruments
Vivendi Universal uses various derivative financial instruments mainly to manage its exposure to fluctuations in interest rates, foreign currency exchange rates and stock prices for investments in equity and debt securities. These instruments include interest rate swap and collar agreements, currency swap agreements and forward exchange contracts. Other derivative financial instruments are used to hedge debt where principal repayment terms are based on the value of Vivendi Universal stock. Most derivative instruments used by the Group do not qualify as hedges for accounting purposes, and are measured at fair value. Fair value movements during the period in respect of derivatives which do not qualify for hedge accounting, are recorded as income or expenses of the current period.
With regards to the management of foreign currency hedges, accounting choices do not impact management practices, which are currently based on the systematic hedging of all foreign exchange exposure:
•	Firm commitments (e.g. certain sports rights at Canal+ Group): hedge accounting requires the implementation of compliant documentation and results in the symmetrical recognition of fair value movements in the hedged item and the hedging instrument, in earnings from operations;

•	Budgeted operating activities: no hedge accounting; as the statement of earnings is presented by function, the accounting impact of changes in value of the hedged item and the hedging instrument are recognized in earnings from operations.
1.3.8.	Compound borrowings
Some financial instruments comprise a liability and an equity component. This is the case with the notes mandatorily redeemable for new shares of Vivendi Universal issued in November 2002.
The various components of these instruments are accounted for in equity and borrowings and other financial liabilities according to their classification, as defined in IAS 32 “Financial Instruments: Disclosure and Presentation”.
The component classified as borrowings and other financial liabilities is valued at issuance at the present value (taking into account the credit risk at issuance date) of the future cash flows (including interest and repayment of the nominal value) of an instrument with the same characteristics (maturity, cash flows) but without any conversion option or reimbursement in shares.
1.3.9.	Other liabilities
Provisions
Provisions are recognized when at the end of the reporting period the Group has a legal, regulatory or contractual obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the obligation can be reliably estimated. Where the effect of the time value of money is material, provisions are determined by discounting expected future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money. If no reliable estimate can be made of the amount of the obligation, no provision is recorded and disclosure is made in the Notes to the consolidated financial statements.
Employee benefit plans
In accordance with the laws and practices of each country in which it operates, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions, post-retirement health care, life insurance and post-employment benefits, principally severance, to eligible employees. Retirement pensions are provided for substantially all employees through defined contribution or defined benefit plans, which are integrated with local social security and multi-employer plans in the first case and generally managed via Group pension plans in the second
Vivendi Universal — IFRS — unaudited

case. Vivendi Universal’s funding policy is consistent with the applicable government funding requirements and regulations of each country in which the group maintains a pension plan. The defined benefit plans may be funded with investments in various instruments such as insurance contracts and equity and debt investment securities, but not holdings in Vivendi Universal shares. Contributions to defined contribution and multi-employer plans are expensed during the year.
For defined benefit plans, pension expenses are determined by independent actuaries using the projected unit credit method. This method considers the probability of employees remaining with Vivendi Universal until retirement, expected changes in future compensation and an appropriate discount rate for each country in which Vivendi Universal maintains a pension plan. This results in the recognition of pension-related assets and liabilities and the related net expense over the estimated term of service of Vivendi Universal’s employees.
Furthermore, Vivendi Universal applies the following rules:
•	The fair value of plan assets is deducted from accrued liabilities;

•	The actuarial gains and losses are amortized using the corridor method: actuarial gains and losses in excess of 10% of the greater of the obligation and the fair value of plan assets are divided by the average remaining service period of active employees (or, if all or almost all of a plan’s participants are inactive, the average remaining life expectancy of the inactive participants).
Where financial assets exceed recognized obligations, an asset is recognized up to the maximum cumulative amount of net actuarial losses and unrecognized past service costs.
1.3.10.	Deferred taxes
Deferred tax assets and liabilities are recognized using the statement of financial position liability method for temporary differences existing at closing date between the tax base values of assets and liabilities and their carrying value in the consolidated statement of financial position.
Deferred tax liabilities are recognized for all taxable temporary differences:
•	except where the deferred tax liability results from goodwill impairment not deductible for tax purposes, or initial recognition of an asset or liability in a transaction not corresponding to a business combination, and which, at the transaction date, does not impact accounting income or taxable profit or loss; and

•	for taxable temporary differences relating to equity investments in subsidiaries, affiliates and joint ventures, except where the date at which the temporary difference is reversed can be controlled, and it is probable that the temporary difference will not be reversed in the foreseeable future.
Deferred tax assets are recognized for all deductible temporary differences, carry-forward of tax losses and unapplied tax credits, insofar as it is probable that a taxable profit will be available to make use of said deductible temporary differences, tax loss carry-overs and unapplied tax credits:
•	except where the deferred tax asset associated with the deductible temporary difference is generated by initial recognition of an asset or liability in a transaction which is not a business combination, and which, at the transaction date, does not impact accounting income or tax loss;

•	for deductible timing differences associated with equity interests in subsidiaries, affiliates and joint ventures, deferred tax assets are only reported insofar as it is probable that the temporary difference will be reversed in the foreseeable future, and that taxable profit exists to which the temporary difference can be allocated.
The carrying amount of deferred tax assets is reviewed on each closing, and reduced insofar as it is no longer probable that sufficient taxable profit will be available to benefit from all or part of the deferred tax asset.
Deferred tax assets and liabilities are measured at the expected tax rates for the financial year during which the asset will be realized or the liability settled, on the basis of the tax rates (and tax regulations) adopted or substantially adopted at closing date.
Taxes relating to items directly recognized in equity are reported under equity and not expensed.
1.3.11.	Share-based compensation
Vivendi Universal maintains stock option incentive plans that grant options on its common shares to certain senior executives and employees and also to certain employees of equity affiliates. The purpose of these stock option plans is to align management interests with those of shareholders by providing an additional incentive to improve company performance and increase the share price on a long-term basis.
Vivendi Universal also maintains employee stock purchase plans that allow substantially all its full-time employees and those of certain of its subsidiaries and equity affiliates to purchase shares in Vivendi Universal within reserved capital increases. Shares purchased by employees under these plans are subject to certain restrictions relating to their sale or transfer.
The grant of stock option plans and the offer to subscribe in the group savings plan represent a benefit given to management, employees and retirees and represent additional compensation borne by Vivendi Universal. This is valued at the fair value of the shares or derivative instruments of common shares of Vivendi Universal issued. In the case of stock option plans granted to management or employees, it represents the value of the option at grant date, evaluated using a binomial model. In the case of increases in capital reserved to employees and retirees within the group savings plan, it represents the discount on the subscription price, being the difference between the subscription price of the shares and the share price on the day of grant (of a maximum of 20% according to French law).
This remuneration paid in shares or derivative instruments of common shares of Vivendi Universal is recorded as a employee cost, offset against equity, and its recognition is spread over the length of vesting of the benefit given:
•	for the group savings plan: immediately, on subscription

•	for stock option plans: over a period of 3 years, by tranches of one third, in application of the rules of the Vivendi Universal plans.
The dilution effect of the stock option plans which are in the process of vesting for management and employees is reflected in the calculation of the diluted earnings per share.
The Group benefits from the transitional arrangements of the standard IFRS 2 concerning share based payments and has only applied IFRS 2 to instruments allocated after November 7, 2002 and which vest after December 31, 2003.
Vivendi Universal — IFRS — unaudited

1.4.	Presentation principles used for financial information
1.4.1.	Earnings from operations and Earnings before interest and income taxes
Earnings from operations include margin from operations, selling, general and administrative expenses, costs related to pension and retirement benefit obligations, share-based compensation, restructuring costs, changes in the fair value of foreign currency hedges relating to operating activities and proceeds from sales of property, plant, equipment and intangible assets.
Earnings before interest and income taxes include earnings from operations, other income from ordinary activities (including dividends received from unconsolidated interests and interests collected on long term financial receivables), other charges from ordinary activities (including impairment of goodwill and other intangible assets), and income from equity affiliates.
1.4.2.	Interest and other financial charges and income
Interest includes interest expenses on borrowings, interests expenses or income on interest rate swaps and interest income from cash and equivalents.
Other financial charges and income primarily include changes in fair value of derivative instruments, the amortized cost on borrowings (including premium incurred for early redemption of borrowings or unwinding of derivatives), foreign exchange gains and losses (other than hedges relating to operating activities classified in earnings from operations) and gains or losses on the divestiture of assets available for sale, investments accounted for using the cost method and consolidated operations or companies not qualified as discontinued operations.
1.4.3.	Adjusted net income (loss), attributable to equity holders of the parent
Vivendi Universal considers adjusted net income (loss), attributable to equity holders of the parent, which is a non-GAAP measure, to be an important indicator of the company’s operating and financial performances. Vivendi Universal management focuses on adjusted net income (loss), attributable to equity holders of the parent, as it better illustrates the performance of continuing operations excluding most non-recurring, non-operating items. It includes earnings from operations, other income from ordinary activities, income from equity affiliates, interest, and tax and minority interests relating to these items. As a consequence, it excludes other charges from ordinary activities, other financial charges and income and earnings from discontinued operations as presented in the consolidated statement of earnings, as well as provision for income taxes and minority interests in adjustments. Adjusted net income (loss), attributable to equity holders of the parent, never includes adjustments in earnings from operations.
1.5.	Interim statements
Taxes have been calculated on the basis of the estimated effective, annual tax rate applied to the pre-tax, results adjusted of any items subjected to a lower tax rate. However, where a lower tax rate is applicable, the current rate has been used for the calculation. The assessment of the annual effective tax rate takes into consideration the recognition of deferred tax assets.
Employee bonuses and pension plan commitments have been included in the accounts at 50% of the estimated actual cost for the year.
1.6.	Contractual obligations and contingent assets and liabilities
On an annual basis, Vivendi Universal and its subsidiaries maintain detailed records on all contractual obligations, commercial commitments and contingent obligations, which are reviewed with senior management and updated on a regular basis and in particular for the publication of half year financial statements. In order to ensure completeness, accuracy and consistency of the records, many procedures are performed, including but not limited to:
•	review of minutes of Shareholders’ Meeting, meeting of Directors and of the Supervisory Board, meetings of committees of the Supervisory Board, for matters such as contracts, litigation, and authorization of assets acquisitions or divestitures;

•	review with banks of items such as guarantees, endorsements and discounted receivables;

•	review with internal and/or external legal counsel of pending litigation, claims (in dispute) and environmental matters as well as related assessments for unrecorded contingencies;

•	review of tax examiner’s reports, notices of assessments and income tax analyses for additional prior year amounts;

•	review with risk management, insurance agents and brokers of coverage for unrecorded contingencies;

•	review of related party transactions for guarantees and other given or received commitments;

•	review of all contracts and agreements.
Vivendi Universal — IFRS — unaudited

NOTE 2. CHANGES IN SCOPE OCCURRED DURING THE FIRST HALF OF 2005
     2.1. Acquisition of an additional 16% stake in Maroc Telecom on January 4, 2005
Following a firm purchase commitment signed with the Kingdom of Morocco on November 18, 2004, Vivendi Universal acquired an additional 16% stake in Maroc Telecom, indirectly via a wholly-owned subsidiary (Société de Participation dans les Télécommunications). This acquisition enabled Vivendi Universal to increase its stake from 35% to 51%, thereby perpetuating its 51% controlling interest. The transaction was completed on January 4, 2005 for €1,112 million. Part of it was financed by a long-term borrowing issued in Morocco of MAD 6 billion (i.e. €546 million as of June 30, 2005).
Pursuant to IAS 32, the firm purchase commitment was recorded as a short-term financial liability of €1,100 million mainly through minority interests and goodwill. On January 4, 2005, this financial liability was eliminated, offset by cash outflow. The definitive goodwill recognized, i.e. €846 million, corresponds to the excess of the acquisition cost (€1,114 million, including fees related to the acquisition) over the carrying value of the acquired minority interests (€268 million).
     2.2. Other changes in scope occurred during the first half of 2005
Preliminary note:
The consideration indicated for the divestitures corresponds to the enterprise value of the divested stake (i.e. the cash received plus the value of principal payment of the borrowings deconsolidated from fully consolidated subsidiaries, when applicable).
•	Additional stake in MultiThématiques (now wholly-owned by Canal+ Group) and divestiture of Lagardère Thématiques (February – consideration €20 million).

•	Divestiture of NC Numéricâble (March – consideration of €96 million) : from an accounting standpoint, this transaction led to the divestiture of 80% of Canal+ Group’s stake in NC Numéricâble and to the concurrent acquisition of 20% of Ypso Holding. As of June 30 and December 31, 2004, NC Numéricâble’s stake was recorded as a non-current asset held for sale (please refer to note 6 “Discontinued operations and assets held for sale”).

•	Full consolidation of minority stakes in distribution subsidiaries at SFR (January 1, 2005).
     2.3. Divestiture of 72% of Cegetel S.A.S. to neuf telecom (August 2005)
The merger of Cegetel and neuf telecom, announced in May 11, 2005, was closed on August 22, 2005. After acquiring the 35% stake held by SNCF, according to the financial conditions set out in the pre-existing agreements, SFR contributed 100% of the capital of Cegetel to neuf telecom and received 28% of the new capital of neuf telecom together with €380 million worth of bonds issued by neuf telecom. Both reference shareholders of the new group, SFR and Louis Dreyfus, have an equal stake of 28% each, the remaining 44% are held by the historical shareholders of neuf telecom. On an accounting standpoint, this merger led to the divestiture of 37% of SFR Cegetel’s stake in Cegetel S.A.S. on the one hand (the 35% bought out from SNCF being immediately divested), and on the other hand to the concurrent acquisition of 28% of neuf telecom by SFR. SFR’s 28% stake in neuf telecom (15.72% interest for Vivendi Universal, as it holds 55.8% in SFR) is equity-accounted.
Pursuant to IFRS 5, Cegetel qualified as a discontinued operation (please refer to note 6 “Discontinued operations and assets held for sale”).
As a reminder, SFR bought out the 35% stake held by SNCF according to the financial conditions set in the agreement signed in 2003 (please refer to Note 28.3 “Specific commitment given as of December 31, 2004” in the Consolidated Financial Statements as of December 31, 2004 disclosed in the Form 20-F filed with the SEC on 29 June 2005).
Pursuant to IAS 32, the commitment to purchase minority interest is recorded in the consolidated statement of financial position in “Borrowings and other financial liabilities” for the present value of the purchase consideration. As of June 30, 2005, this financial liability amounts to €401 million (versus €304 million as of December 31, 2004). Please refer to Notes 14 and 15 concerning “Borrowing and other financial liabilities”. As of June 30, 2005, goodwill recorded as a result of this commitment is impaired for €134 million (€120 million as of December 31, 2004). This impairment loss corresponds to the excess of the purchase consideration over the realizable value of the commitment.
NOTE 3. BUSINESS SEGMENT DATA (UNAUDITED)
The Group’s activity operates through different businesses. Each business offers different products and services that are marketed through different channels. Given the unique customer base, technology, marketing and distribution requirements of these businesses, they are managed separately and represent the primary segment reporting level. As of June 30, 2005, Vivendi Universal had different segments: UMG, Vivendi Universal Games and Canal+ Group, SFR and Maroc Telecom. Management evaluates the performance of these segments and allocates resources to them based on several performance measures. There are no significant inter-segment revenues; however, corporate headquarters allocates a portion of its costs to each of the businesses.

     3.1. Statement of earnings for the first half of 2005, the first half of 2004 and the full year 2004

Half Year Ended June 30, 2005	Universal	Vivendi	Canal+		Maroc	Holding &	Noncore		Total
	Music	Universal	Group	SFR	Telecom	Corporate	operations	Eliminations	Vivendi
(In millions of euros)	Group	Games				(a)			Universal

External revenues	€2,083	€238	€1,670	€4,237	€872	€—	€31	€—	9,131
Inter-segments revenues	9	—	27	2	5	—	1	(44)	—
Revenues	2,092	238	1,697	4,239	877	—	32	(44)	9,131
Operating expenses excl. D&A	(1,821)	(205)	(1,404)	(2,528)	(381)	(69)	(41)	44	(6,405)
Depreciation and amortization (D&A)	(128)	(21)	(95)	(366)	(128)	(4)	(7)	—	(749)
Other	(1)	1	—	(5)	(27)	6	43	—	17

Earnings from operations	€142	€13	€198	€1,340	€341	€(67)	€27	€—	1,994

Income from equity affiliates									172
Other									(112)

Earnings from ordinary operations									2,054

Interest and other financial charges and income									157
Provision for income taxes									(385)
Earnings from discontinued operations									(34)

Earnings									1,792

Attributable to :
Equity holders of the parent									1,260
Minority interests									532

(a)	Over the first half of 2005, the holding company, Vivendi Universal S.A., generated €51 million revenues and €917 million income under French GAAP.

Half Year Ended June 30, 2004	Universal	Vivendi	Canal+		Maroc	Holding &	Noncore		Total
	Music	Universal	Group	SFR	Telecom	Corporate	operations	Eliminations	Vivendi
(In millions of euros)	Group	Games							Universal

External revenues	€2,069	€148	€1,804	€3,482	€744	€—	€159	€—	€8,406
Inter-segments revenues	(3)	—	24	3	4	—	20	(48)	—
Revenues	2,066	148	1,828	3,485	748	—	179	(48)	8,406
Operating expenses excl. D&A	(1,841)	(257)	(1,517)	(1,941)	(311)	(102)	(139)	48	(6,060)
Depreciation and amortization (D&A)	(160)	(26)	(96)	(344)	(130)	(7)	(31)	—	(794)
Other	(42)	(33)	(10)	(3)	1	(2)	28	—	(61)

Earnings from operations	€23	€(168)	€205	€1,197	€308	€(111)	€37	€—	€1,491

Income from equity affiliates									163
Other									42

Earnings from ordinary operations									1,696

Interest and other financial charges and income									(643)
Provision for income taxes									(555)
Earnings from discontinued operations									898

Earnings									€1,396

Attributable to :
Equity holders of the parent									844
Minority interests									552

Half Year Ended December 31, 2004	Universal	Vivendi	Canal+		Maroc	Holding &	Noncore		Total
	Music	Universal	Group	SFR	Telecom	Corporate	operations	Eliminations	Vivendi
(In millions of euros)	Group	Games							Universal

External revenues	€5,011	€475	€3,500	€7,188	€1,569	€—	€189	€—	€17,932
Inter-segments revenues	(22)	—	60	4	12	—	22	(76)	—
Revenues	4,989	475	3,560	7,192	1,581	—	211	(76)	17,932
Operating expenses excl. D&A	(4,230)	(583)	(3,146)	(4,100)	(636)	(206)	(172)	76	(12,997)
Depreciation and amortization (D&A)	(342)	(55)	(224)	(725)	(267)	(14)	(27)	—	(1,654)
Other	(63)	(35)	7	(22)	(16)	2	78	—	(49)

Earnings from operations	€354	€(198)	€197	€2,345	€662	€(218)	€90	€—	€3,232

Income from equity affiliates									221
Other financial charges and income									64

Earnings from ordinary operations									3,517

Interest and other financial charges and income									857
Provision for income taxes									(298)
Earnings from discontinued operations									802

Earnings									€4,878

Attributable to :
Equity holders of the parent									3,821
Minority interests									1,057

     3.2. Statement of financial position data as of June 30, 2005, and December 31, 2004

	Universal	Vivendi				Holding &		Total
	Music	Universal	Canal+		Maroc	Corporate	Noncore	Vivendi
(In millions of euros)	Group	Games	Group	SFR	Telecom	(a)	operations	Universal

June 30, 2005
Goodwill, net	€4,199	€46	€3,796	€4,027	€1,624	€—	€1	€13,693
Content assets, net	2,384	35	582	—	—	—	—	3,001
Other intangible assets, net	1	67	60	1,323	357	4	2	1,814
Investments in equity affiliates	45	—	3	169	1	6,410	—	6,628
Total assets	8,052	333	5,706	12,436	4,233	12,330	995	44,085
Capital expenditures	€24	€16	€34	€370	€118	€2	€—	€564

December 31, 2004
Goodwill, net	€3,755	€29	€3,732	€4,052	€1,612	€—	€1	€13,181
Content assets, net	2,231	36	582	—	—	—	—	2,849
Other intangible assets, net	1	61	53	1,681	375	4	2	2,177
Investments in equity affiliates	22	—	54	64	—	5,633	—	5,773
Total assets	7,937	420	6,014	11,707	4,331	12,304	1,070	43,783
Capital expenditures	€54	€17	€144	€870	€210	€3	€24	€1,322

(a)	Includes Universal Studios Holding, which holds the 20% stake in NBC Universal, controlled by Vivendi Universal.
     3.3. Geographic data for the first half of 2005, the first half of 2004 and the full year 2004

	Half Year Ended June 30,				Year Ended
(In millions of euros)	2005		2004		December 31, 2004

Revenues
France	€6,000	66%	€5,319	63%	€10,883	61%
Rest of Europe	826	9%	953	11%	2,176	12%
United States of America	984	11%	911	11%	2,260	13%
Rest of World	1,321	14%	1,223	15%	2,613	15%

	€9,131	100%	€8,406	100%	€17,932	100%

NOTE 4. INTEREST AND OTHER FINANCIAL CHARGES AND INCOME FOR THE FIRST HALF OF 2005 AND THE FIRST HALF OF 2004

	Half Year Ended June 30,
(In millions of euros)	2005	2004

Interests related to borrowings	€(117)	€(256)
Interests related to cash and equivalents	23	24
Cost related to interest rate swaps	(7)	(41)

Interest	€(101)	€(273)

Amortized cost on borrowings	(32)	(122)
Premiums incurred for early redemption of bonds and other financial liabilities	(92)	(305)

	(124)	(427)
Downside adjustment of the value of derivative instruments	(15)	(124)
Capital loss on the divestiture of businesses or financial investments	(17)	(50)
Other	(23)	(13)

Other financial charges	(179)	(614)

Upside adjustment of the value of derivative instruments	146	87
Capital gain on the divestiture of businesses or financial investments	260	140
Other	31	17

Other financial income	437	244

Other financial charges and income	€258	€(370)

Interest and other financial charges and income	€157	€(643)

NOTE 5. PROVISION FOR INCOME TAXES FOR THE FIRST HALF OF 2005 AND THE FIRST HALF OF 2004

	Half Year Ended June 30,
(In millions of euros)	2005	2004
Impact of the Consolidated Global Profit Tax System (a)	€250	€-
Other income taxes components	(635)	(555)

Provision for income taxes	€(385)	€(555)

(a)	On December 23, 2003, Vivendi Universal applied to the Ministry of Finance for permission to use the Consolidated Global Profit Tax System under Article 209 quinquies of the French tax code. Authorization was granted by an order, dated August 22, 2004, and notified on August 23, 2004, for a five-year period beginning with the taxable year 2004. This period may be extended. Vivendi Universal is thus entitled to consolidate its own profits and losses (including tax losses carried forward as of December 31, 2003) with the profits and losses of its subsidiaries operating within and outside France. Subsidiaries in which Vivendi Universal owns at least 50% of outstanding shares, both French and foreign, as well as Canal+ S.A., fall within the scope of the Consolidated Global Profit Tax System, including but not limited to UMG, VUG, CanalSatellite and SFR. 2004 Finance Act authorized the unlimited carry forward of existing ordinary losses as of December 31, 2003, which, combined with Vivendi Universal’s permission to use the Consolidated Global Profit Tax System, enables Vivendi Universal to maintain its capacity to maximize the value of ordinary losses carried forward. In the absolute, with Vivendi Universal S.A. reporting ordinary losses of €11.8 billion as of December 31, 2004, as the head of the tax group, Vivendi Universal could realize maximum tax savings of approximately €3.8 billion (undiscounted value), at current income tax rates (excluding additional contributions) by the end of the loss relief period. Nonetheless, the period during which losses will be relieved cannot currently be determined with sufficient precision given the uncertainty associated with any economic activity. As such, as of December 31, 2004, Vivendi Universal recognized in its 2004 income tax the expected tax savings relating to 2004 fiscal year (€464 million) and a deferred tax asset in the amount of expected tax savings in 2005 (€492 million) based on budget. As of June 30, 2005, the impact on the effective annual tax rate of the recognition of the effective agreement corresponds to a tax saving of €250 million. In full year 2005 financial statements, this agreement should lead to a €500 million tax saving corresponding to the recognition of a deferred tax asset for the tax saving expected in 2006.
NOTE 6. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

	Half Year Ended June 30,		Year Ended
Statements of earnings			December 31,
(In millions of euros)	2005	2004	2004
Equity earnings of Cegetel S.A.S. (up to 72%)	€(34)	€(4)	€(58)
Equity earnings of VUE (up to 80%)	—	163	163
Capital gain related to the divestiture of 80% of VUE, net of a €244 million tax impact	—	739	697

Earnings from discontinued operations	€(34)	€898	€802

Statements of financial position	June 30, 2005	December 31,	January 1,
(In millions of euros)	(a)	2004 (b)	2004 (c)
Assets held for sale	€1,149	€180	13,897
Liabilities associated with assets held for sale	806	108	6,815
Equity associated with assets held for sale	€-	€-	231	(d)

	Half Year Ended June 30,				Year Ended
					December 31,
Consolidated statements of cash flows
(In millions of euros)	2005		2004		2004
Net cash provided by discontinued operations	€-		€17	(a)	€11	(a)
Assets held for sale	€(30	)(e)	€(592	)(f)	€(592	)(f)

(a)	Concerned Cegetel S.A.S. (please refer to note 6.1. “Divestiture of 72% of Cegetel S.A.S. to neuf telecom”).

(b)	Concerned NC Numéricâble. Please refer to note 2.2. “Other changes in scope occurred during the first half of 2005”.

(c)	Mainly concerned VUE.

(d)	Corresponded to unrealized gains (losses) associated with assets available for sale at VUE.

(e)	Corresponds to the elimination of Cegetel S.A.S. cash and equivalents as of January 1, 2005, subsequently recorded as an asset held for sale.

(f)	Corresponded to the balance of the Group’s debt to VUE, fully reimbursed on May 11, 2004 in connection with NBC-Universal transaction.
6.1.	Divestiture of 72% of Cegetel S.A.S. to neuf telecom
Following Cegetel and neuf telecom merger announced in May 11, 2005 and closed in August 22, 2005, Cegetel qualified as a discontinued operation pursuant to IFRS 5. Accordingly, the fixed telephony activity’s income and expenses were deconsolidated as of January 1, 2004 and are presented in the amount of 72% of their net value in earnings from discontinued operations and in the amount of 28% in income from equity affiliates. As of June 30, 2005, Cegetel’s assets and liabilities were deconsolidated and presented, in the amount of 72% of their carrying value in assets held for sale and liabilities related to assets held for sale, and in the amount of 28% in investments in equity affiliates.
Vivendi Universal — IFRS — unaudited

Cegetel S.A.S.’s condensed statement of earnings for the periods presented is as follows:

	Half Year Ended June 30,		Year Ended
(In millions of euros)	2005	2004	December 31, 2004
Revenues	€531	€506	€1,027
Earnings from operations	(68)	(1)	(72)
Earnings before interest and income taxes	(68)	(1)	(72)
Interest and other financial charges and income	(5)	(4)	(8)
Earnings before income taxes	(73)	(5)	(80)
Provision for income taxes	—	—	—
Earnings before adjustm ents related to the classification of 72% of Cegetel S.A.S. as a discontinued operation	€(73)	€(5)	€(80)
Income from equity affiliates (28% of earnings)	€(21)	€(1)	€(22)
Earnings from discontinued operations (72% of earnings and adjustments (a))	€(34)	€(4)	€(58)

(a)	Includes the amortization stop of tangible and intangible assets, for €18 million after tax as of June 30, 2005.
Cegetel S.A.S.’s condensed statement of financial position for the period presented is as follows:

June 30, 2005
(In millions of euros)
Non current assets	€1,008
Current assets	483

TOTAL ASSETS	€1,491

Total equity	299
Non current liabilities	117
Current liabilities	1,075

TOTAL LIABILITIES	1,192

TOTAL EQUITY AND LIABILITIES	€1,491

The change in Cegetel S.A.S.’s consolidated cash flows for the periods presented is as follows:

(In millions of euros)	Half Year Ended June 30, 2004	Year Ended December 31, 2004
Net cash provided by operating activities	€58	€150
Net cash provided by (used for) investing activities	(67)	(159)
Net cash provided by (used for) financing activities	26	20
Foreign currency translation adjustment	—	—

Change in cash and equivalents	€17	€11

6.2.	Divestiture of 80% of Vivendi Universal Entertainment (VUE)
In 2004, due to the agreement signed on October 8, 2003 by Vivendi Universal and General Electric for the combination of VUE and NBC, VUE was qualified as a discontinued operation and VUE’s income and expenses for the period from January 1 to May 11, 2004, closing date of the transaction, were deconsolidated and presented in the amount of 80% of their net value in earnings from discontinued operations and in the amount of 20% in income from equity affiliates.
Vivendi Universal — IFRS — unaudited

VUE’s condensed statement of earnings for the
period presented is as follows:

Period from
January 1, 2004
to May 11, 2004
(In millions of euros)	132 days
Revenues	€2,327
Earnings from operations	337
Earnings before interest and income taxes	328
Interest	(81)
Provision for income taxes and other financial charges and income	(99)
Earnings before income taxes	229
Earnings before adjustments related to the classification of 80% of VUE as a discontinued operation	€148
Attributable to:
Income from equity affiliates (20% of earnings)	€30
Earnings from discontinued operations (80% of earnings and adjustments (a))	€163
(a)	Includes the amortization stop of tangible and intangible assets, for €34 million after tax, as well as the elimination of intercompany interests, for €11 million.
     VUE’s condensed statement of financial position as of January 1, 2004 is as follows:

January 1,
(In millions of euros)	2004
Non current assets	€15,099
Current assets	1,901

TOTAL ASSETS	€17,000

Total equity	8,372
Non current liabilities	4,072
Current liabilities	4,556

TOTAL LIABILITIES	8,628

TOTAL EQUITY AND LIABILITIES	€17,000

NOTE 7. EARNINGS PER SHARE FOR THE FIRST HALF OF 2005, THE FIRST HALF OF 2004 AND THE FULL YEAR 2004

	Half Year Ended June 30,				Year Ended
	2005		2004		December 31, 2004
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings (in millions of euros)
Earnings from continuing operations attributable to the equity holders of the parent	€1,274	€1,274	€(27)	€(27)	€3,012	€3,012
Earnings from discontinued operations	(34)	(34)	898	898	802	802
Earnings attributable to equity holders of the parent	1,260	1,260	844	844	3,821	3,821
Adjusted net income attributable to equity holders of the parent	1,162	1,162	344	344	1,330	1,330
Number of shares (in millions)	1,146.2	1,154.7	1,141.2	1,147.5	1,144.4	1,151.1
Earnings per share (in euros)
Earnings from continuing operations attributable to the equity holders of the parent per share	€1.11	€1.10	€(0.02)	€(0.02)	€2.63	€2.62
Earnings from discontinued operations per share	€(0.03)	€(0.03)	€0.79	€0.78	€0.70	€0.70
Earnings attributable to equity holders of the parent per share	€1.10	€1.09	€0.74	€0.74	€3.34	€3.32
Adjusted net income attributable to equity holders of the parent per share	€1.01	€1.01	€0.30	€0.30	€1.16	€1.16
The reconciliation of earnings attributable to equity holders of the parent to adjusted net income attributable to equity holders of the parent (please refer to the definition provided in note 1.4.3.) for the first half of 2005, the first half of 2004 and the full year 2004 is as follows:
Vivendi Universal — IFRS — unaudited

	Half Year Ended June 30,		Year Ended
(In millions of euros)	2005	2004	December 31, 2004

Earnings attributable to equity holders of the parent	€1,260	€844	€3,821
Adjustments
Other charges from ordinary activities	154	9	25
Other financial charges and income	(258)	370	(1,263)
Eanings from discontinued operations	34	(898)	(802)
Tax asset related to the Consolidated Global Profit Tax System	—	—	(492)
Provision for income taxes in adjustments	(7)	(9)	60
Minority interests in adjustments	(21)	28	(19)

Adjusted net income attributable to equity holders of the parent	€1,162	€344	€1,330

The number of shares used in the calculation of earnings per share is as follows:

	Half Year Ended June 30,		Year Ended
(In number of shares)	2005	2004	December 31, 2004

Weighted average number of shares outstanding	1,072,693,643	1,071,695,673	1,072,099,023
Notes mandatorily redeemable for new shares of Vivendi Universal (ORA) (a)	76,040,231	69,550,412	72,822,148
Treasury shares at the end of the period	(2,503,102)	(80,586)	(570,098)

Weighted average number of shares outstanding restated over the period	1,146,230,772	1,141,165,499	1,144,351,073

Potential dilutive effect :
- Vivendi Universal stock option plans (b)	8,449,973	6,293,437	6,713,341
Potential dilutive effect of financial instruments :	8,449,973	6,293,437	6,713,341

Weighted average number of shares after potential dilutive effect	1,154,680,745	1,147,458,936	1,151,064,414

(a)	In November 2002, Vivendi Universal issued 78,678,206 bonds for a total amount of €1 billion redeemable in Vivendi Universal new shares on November 25, 2005 at a rate of one share for one bond. The bonds bear interest at 8.25% per annum. The total amount of discounted interest was paid to bondholders on November 28, 2002 for an amount of €233 million. Since May 26, 2003, the bondholders can call for the redemption of the bonds in new shares at any time, at the minimum redemption rate of 1 minus (annual rate of interest x outstanding bond term expressed in years). Only new shares can be used for redemption, and were Vivendi Universal to be placed in receivership, bondholders would have the same rights as shareholders. As such, the notes are classified in equity. The nominal value (€1,000 million) is recognized in “Additional paid-in capital” and residual issue costs and prepaid interest are deducted from reserves.

(b)	The dilutive effect of Vivendi Universal’s subscriptions plans was determined using the share repurchase method.
NOTE 8. GOODWILL AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004

	June 30,	December 31,	January 1,
(In millions of euros)	2005	2004	2004

Goodwill, gross	€26,888	€25,845	€27,031
Impairment	(13,195)	(12,664)	(14,062)

Goodwill, net	€13,693	€13,181	€12,969

	Goodwill, net		Change in value				Change in foreign
	as of		of commitments				currency translation	Goodwill, net
	December 31,		to purchase		Changes in scope		adjustment and	as of June 30,
(In millions of euros)	2004	Impairment	minority interests		of consolidation		other	2005

Universal Music Group	€3,755	€(33)	€—		€—		€477	€4,199
Vivendi Universal Games	29	—	—		9		8	46
Canal+ Group	3,732	3	—		62		(1)	3,796
SFR	4,052	—	100	(a)	(130	)(b)	5	4,027
Maroc Telecom	1,612	—	—		(19)		31	1,624
Non core operations	1	—	—		—		—	1

Total	€13,181	€(30)	€100		€(78)		€520	€13,693

(a)	Includes €97 million related to the impact on goodwill of the change in value of the put option granted to SNCF on 35% of the share capital of Cegetel S.A.S. (please refer to the notes 14 and 15 related to Borrowings and other financial liabilities).

(b)	Corresponds to the reclassification of Cegetel S.A.S. goodwill in assets held for sale (please refer to note 6.1 “Divestiture of 72% of Cegetel S.A.S. to neuf telecom”).
Vivendi Universal — IFRS — unaudited

NOTE 9. CONTENT ASSETS AND LIABILITIES AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004
9.1.	Content assets as of June 30, 2005, December 31, 2004 and January 1, 2004

	Content	Accumulated
	assets,	amortization and	Content
June 30, 2005	gross	impairment	assets, net
	(In millions of euros)
Music catalogs and publishing rights	€5,247	€(3,196)	€2,051
Advances to artists and repertoire owners (a)	333	—	333
Sport rights	15	—	15
Film and television costs	3,609	(3,042)	567
VUG royalties and license agreements	169	(134)	35

Content assets	€9,373	€(6,372)	€3,001

Deduction of current content assets	(643)	170	(473)

Non current content assets	€8,730	€(6,202)	€2,528

	Content	Accumulated
	assets,	amortization and	Content
December 31, 2004	gross	impairment	assets, net
	(In millions of euros)
Music catalogs and publishing rights	€4,694	€(2,784)	€1,910
Advances to artists and repertoire owners (a)	321	—	321
Sport rights	26	—	26
Film and television costs	3,528	(2,972)	556
VUG royalties and license agreements	155	(119)	36

Content assets	€8,724	€(5,875)	€2,849

Deduction of current content assets	(568)	150	(418)

Non current content assets	€8,156	€(5,725)	€2,431

	Content	Accumulated
	assets,	amortization and	Content
January 1, 2004	gross	impairment	assets, net
	(In millions of euros)
Music catalogs and publishing rights	€5,058	€(2,792)	€2,266
Advances to artists and repertoire owners (a)	439	—	439
Sport rights	96	—	96
Film and television costs	4,103	(3,433)	670
VUG royalties and license agreements	176	(93)	83

Content assets	€9,872	€(6,318)	€3,554

Deduction of current content assets	(704)	121	(583)

Non current content assets	€9,168	€(6,197)	€2,971

(a)	UMG generally commits to artists and others to pay agreed amounts upon delivery of content or other products. Where the artist or other party has not yet delivered content or products, UMG discloses its own obligation as an off statement of financial position commitment. While the artist or other parties are also obligated to deliver content or other product to UMG, UMG does not report any estimation for these obligations as an offset to its off statement of financial position given commitments. As of June 30, 2005, the amount of the related off statement of financial position commitments is €758 million.
The changes in the main content assets over the first half of 2005 are as follows:

Half Year
Ended
(In millions of euros)	June 30, 2005

Net opening balance of music catalogs and publishing rights	€1,910
Amortization, net	(95)
Purchases of catalogs	6
Change in foreign currency translation adjustment and other	230

Net closing balance of music catalogs and publishing rights	€2,051

The music publishing rights and catalogs primarily include intangibles acquired with the Seagram acquisition in December 2000, recorded on the basis of third-party appraisals of $5,358 million obtained at the time. The valuations were based on the discounted expected future cash flow from the entire portfolio of recordings from artists under contract with UMG at the time of the acquisition and recordings from artists no longer under contract, but for which UMG had continuing rights. In 2002 and 2003, the assets were impaired as a result of updated appraisals for €2,125 million and €270 million, respectively.
Vivendi Universal — IFRS — unaudited

Half Year
Ended
(In millions of euros)	June 30, 2005

Net opening balance of advances to artists and repertoire owners	€321
Payment of advances	251
Recoupment of advances, net	(266)
Change in foreign currency translation adjustment and other	27

Net closing balance of advances to artists and repertoire owners	€333

Half Year
Ended
(In millions of euros)	June 30, 2005

Net opening balance of sport rights	€26
Rights accrual	196
Consumption of broadcasting rights	(207)
Other	—

Net closing balance of sport rights	€15

Half Year
Ended
(In millions of euros)	June 30, 2005

Net opening balance of film and television costs	€556
Acquisition of coproductions and catalogs	65
Amortization of coproductions and catalogs	(101)
Acquisition of film and television rights	283
Consumption of film and television rights	(234)
Other	(2)

Net closing balance of film and television costs	€567

9.2. Content liabilities as of June 30, 2005, december 31, 2004 and january 1, 2004

	June 30,	December 31,	January 1,
(In millions of euros)	2005	2004	2004

Music royalties to artists and others	€1,379	€1,348	€1,343
VUG royalties to developers and others	7	39	24

Content liabilities (a)	€1,386	€1,387	€1,367

(a)	Content liabilities are recorded in “other non current liabilities” and in “accounts payable” in the consolidated statement of financial position depending on whether they are current or non current.
NOTE 10. OTHER INTANGIBLE ASSETS AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004

	Other	Accumulated	Other
	intangible	amortization and	intangible
June 30, 2005	assets, gross	impairment	assets, net
	(In millions of euros)
Softwares developed internally (a)	€756	€(444)	€312
Softwares acquired	1,091	(854)	237
SFR telecom licenses (b)	634	(42)	592
Maroc Telecom and Mauritel telecom licenses (c)	350	(84)	266
Trade names (d)	227	(177)	50
Other (e)	822	(465)	357

	€3,880	€(2,066)	€1,814

Vivendi Universal — IFRS — unaudited

	Other	Accumulated	Other
	intangible	amortization and	intangible
December 31, 2004	assets, gross	impairment	assets, net
	(In millions of euros)
Softwares developed internally (a)	€956	€(548)	€408
Softwares acquired	1,042	(786)	256
SFR telecom licenses (b)	629	(20)	609
Maroc Telecom and Mauritel telecom licenses (c)	341	(69)	272
Trade names (d)	205	(154)	51
Other (e)	1,223	(642)	581

	€4,396	€(2,219)	€2,177

	Other	Accumulated	Other
	intangible	amortization and	intangible
January 1, 2004	assets, gross	impairment	assets, net
	(In millions of euros)
Softwares developed internally (a)	€830	€(427)	€403
Softwares acquired	929	(690)	239
SFR telecom licenses (b)	629	—	629
Maroc Telecom and Mauritel telecom licenses (c)	327	(41)	286
Trade names (d)	231	(152)	79
Other (e)	1,568	(842)	726

	€4,514	€(2,152)	€2,362

(a)	Mainly includes the cost of software developed internally by SFR and amortized over four years.

(b)	Includes the UMTS license up to €619 million paid by SFR in September 2001 (20-year license to operate a 3G UMTS mobile telephony service). This license is amortized since the service commencement mid-June 2004 and up to termination (i.e. August 2021).

(c)	Includes Maroc Telecom’s license accounted for €340 million during the purchase price adjustment allocation of the 35% interest in this subsidiary in April 2001. It is amortized on a straight line basis over 15 years.

(d)	Mainly includes VUG’s trade names, amortized on a straight line basis over 10 years.

(e)	Movements in “Other”:

Half Year
Ended June 30,
(In millions of euros)	2005

Opening balance	€581
Amortization	(156)
Impairment	—
Changes in scope of consolidation	7
Reclassification as an asset held for sale	(247)
Change in foreign currency translation adjustment and other	172

Closing balance	€357

NOTE 11. INVESTMENTS IN EQUITY AFFILIATES AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004
11.1.	Equity affiliates as of June 30, 2005, december 31, 2004 and january 1, 2004

		Voting Interest			Net Value of Equity Affiliates
		June 30,	December	January 1,	June 30,		December		January 1,
		2005	31, 2004	2004	2005		31, 2004		2004
(In millions of euros)	Note
NBC Universal	6.2	20.0%	20.0%	20.0%	€6,332		€5,555	(a)	€1,699	(b)
Cegetel	6.1	28.1% (c)	—	—	130	(c)	—		—
Elektrim Telekomunikacja	11.3	49.0%	49.0%	49.0%	—		—		—
Veolia Environnement		—	—	20.4%	—		—		—
Sportfive		—	—	46.4%	—		—		203
UGC		37.8%	37.8%	37.8%	78		78		61
Other		na*	na*	na*	88		140		133

					€6,628		€5,773		€2,096

na*: not applicable.
(a)	Included the investment in NBC and the related goodwill.
Vivendi Universal — IFRS — unaudited

(b)	Corresponded to Universal Studios Holding’s interests in VUE and the related goodwill.

(c)	Corresponds to 28.12% of the share capital of Cegetel S.A.S..
11.2.	Change in equity affiliates over the first half of 2005

	Net Value of				Change in foreign		Net Value of
	Equity Affiliates	Changes in	Income from		currency translation		Equity Affiliates
	as of December	Scope of	Equity	Dividends	adjustment and		as of June 30,
(In millions of euros)	31, 2004	Consolidation	Affiliates	Received	other		2005

NBC Universal	€5,555	€130	€188	€(129)	€588	(a)	€6,332
Cegetel	—	151	(21)	—	—		130
UGC	78	—	—	—	—		78
Other	140	(81)	5	(7)	31		88

	€5,773	€200	€172	€(136)	€619		€6,628

(a)	Includes the impact of non-cash adjustments relating to the NBC-Universal transaction (i.e. €124 million).
11.3.	Equity accounting of Elektrim Telekomunikacja
11.3.1.	Investment in Elektrim Telekomunikacja
Elektrim Telekomunikacja (Telco) is a company owned 49% by Vivendi Universal, 49% by Elektrim and 2% by Ymer. Telco’s only major asset is a 48% investment in the Polish mobile telecom company PTC, alongside Deutsche Telekom (DT) (49%) and Carcom (3%). Carcom is owned 50% by Vivendi Universal, 49% by Elektrim and 1% by Ymer.
Vivendi Universal has invested approximately €1.8 billion in Telco (capital and current accounts including capitalized interest). As of June 30, 2005, taking into account the valuation allowances recorded since the end of 2001, the net book value of this investment is €382 million. Please refer to note 12.3. “Advances to equity affiliates”.
A detailed description of the facts surrounding the investment of Vivendi Universal in Telco is presented in note 7.3. “Equity accounting of Elektrim Telekomunikacja” to the Consolidated Financial Statements for the year ended December 31, 2004, included in the 2004 Form 20-F as filed with the S.E.C. on June 29, 2005.
Various litigations oppose Telco, Vivendi Universal, DT and Elektrim, in particular concerning the ownership of PTC shares held by Telco. Please refer to note 18 for an updated description of the litigations as of September 6, 2005, date of the Management Board meeting closing Vivendi Universal’s Consolidated Financial Statements for the first half ended June 30, 2005.
11.3.2.	Accounting for Ymer
Vivendi Universal bears all risks and benefits from most of the economic advantages related to the ownership of Ymer. As such, and in accordance with Interpretation SIC 12 “Consolidation – Special Purpose Entities”, Vivendi Universal fully consolidates Ymer.
11.3.3.	Accounting for Elektrim Telekomunikacja
Vivendi Universal is by no means committed to acquire the Telco shares owned by Ymer and Ymer has neither a right nor an obligation to sell the shares its holds to Vivendi Universal. Telco’s bylaws provide Vivendi Universal with a right of pre-emption.
Notwithstanding the full consolidation of Ymer by Vivendi Universal due to the risks borne, Vivendi Universal accounts for its stake in Telco as an equity method investment. The legal uncertainty surrounding the ownership of PTC securities held by Telco demands that Telco no longer consolidates its stake in PTC. The impact of the accounting for Telco by Vivendi Universal has become immaterial. Vivendi Universal has maintained its accounting for Telco (49%) as an equity method investment as of June 30, 2005. The net carrying value of its investments is nil, while the net carrying value of the shareholders’ advances amounts to €382 million (€379 million as of December 31, 2004).
The non-consolidated stake in Telco (2%), which gross carrying value is €105 million, is totally written-off.
Vivendi Universal — IFRS — unaudited

NOTE 12. FINANCIAL ASSETS AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004

		June 30,	December 31,	January 1,
(In millions of euros)	Note	2005	2004	2004

Assets available for sale	12.1	€1,878	€1,854	€1,207
Derivative financial instruments	12.2	219	257	143
Other		9	5	7

Financial assets at fair value		2,106	2,116	1,357

Advances to equity affiliates	12.3	793	379	345
Cash deposits backing borrowings	12.4	59	59	230
Other financial receivables	12.5	365	209	354
Other (a)		1,252	1,232	1,788

Financial assets at cost or at amortized cost		2,469	1,879	2,717

Financial assets		€4,575	€3,995	€4,074

Deduction of short-term financial assets		(271)	(162)	(94)

Non current financial assets		€4,304	€3,833	€3,980

(a)	As of June 30, 2005, December 31, 2004 and January 1, 2004, includes cash deposits related to the Qualified Technological Equipment (QTE) activities for €734 million, €865 million and €886 million, respectively.
12.1.	Change in assets available for sale over the first half of 2005

			Change in foreign
	December	Change in	currency translation	June 30,
(In millions of euros)	31, 2004	value	adjustment and other	2005

Veolia Environnement shares	€573	€96	€—	€669
DuPont shares	592	(76)	69	585
Sogecable shares hedging the exchangeable bonds (a)	671	(57)	—	614
Other	18	(8)	—	10

Assets available for sale	€1,854	€(45)	€69	€1,878

(a)	As of June 30, 2005, includes 9 million of Sogecable shares (versus 14.7 million as of December 31, 2004) that were subject to a loan. At the time of the issuance, Vivendi Universal committed to lend a maximum of 20 million Sogecable shares to the financial institution acting as a bookrunner for the bond issue. Please refer to note 14 “Long-term borrowings and other financial liabilities as of June 30, 2005 and December 31, 2004”.
12.2.	Change in Derivative financial instruments over the first half of 2005

				Change in foreign
	December	Change in		currency translation	June 30,
(In millions of euros)	31, 2004	value		adjustment and other	2005

Veolia Environnement collar option	€93	€72		€—	€165
Call options on Vinci shares hedging the exchangeable bonds	72	(72	)(a)	—	—
Foreign exchange hedging swaps	46	(40)		—	6
Interest rate swaps	40	4		(4)	40
Other	6	1		1	8

Derivative financial instruments	€257	€(35)		€(3)	€219

(a)	These options were untied at the same time as the early redemption of the exchangeable bonds for Vinci shares which occurred in March 2005.
12.3.	Advances to equity affiliates as of June 30, 2005, December 31, 2004 and January 1, 2004

	June 30,	December 31,	January 1,
(In millions of euros)	2005	2004	2004

Elektrim Telekomunikacja	€382	€379	€345
Cegetel	345	—	—
Ypso Holding	66	—	—

Advances to equity affiliates	€793	€379	€345

Vivendi Universal — IFRS — unaudited

12.4.	Cash deposits backing borrowings as of June 30, 2005, December 31, 2004 and January 1, 2004

	June 30,	December 31,	January 1,
(In millions of euros)	2005	2004	2004

Cash deposit hedging the earthquake risk at Universal Studios	€—	€—	€141
Cash deposits backing capital leases	59	59	89

Cash deposits backing borrowings	€59	€59	€230

12.5.	Other financial receivables as of June 30, 2005, December 31, 2004 and January 1, 2004

	June 30,	December 31,	January 1,
(In millions of euros)	2005	2004	2004

Cash in excess invested for less than 12 months	€203	€—	€—
Other	162	209	354

Other financial receivables	€365	€209	€354

NOTE 13. INFORMATION RELATED TO SHARE CAPITAL AS OF JUNE 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004
13.1.	Number of common shares and voting rights outstanding

	June 30,	December 31,	January 1,
(In thousands)	2005	2004	2004

Common shares outstanding (nominal value : €5.5 per share)	1,072,816	1,072,624	1,071,519
Treasury shares (a)	(2,503)	(570)	(80)

Voting rights	1,070,313	1,072,054	1,071,439
(a)	Treasury shares are mainly held to hedge some stock options granted to management and employees.
NOTE 14. LONG-TERM BORROWINGS AND OTHER FINANCIAL LIABILITIES AS OF JUNE 30, 2005 AND DECEMBER 31, 2004
14.1.	Analysis of long-term borrowings and other financial liabilities as of June 30, 2005 and December 31, 2004

		Nominal interest rate		June 30,	December
(In millions of euros)	Note	(%)	Maturity	2005	31, 2004

Promissory note to USI		Libor USD 3 months +0.4%	January 2005	€—	€573
Capital leases		—	2006 - 2026	367	440

Asset-backed borrowings (a)				€367	€1,013

Bonds
€700 million notes (July 2004) (b)		Euribor 3 months +0.55%	July 2007	700	700
€600 million notes (February 2005) (b)		3.88%	February 2012	600	—
€630 million notes (April 2005) (b)		3.63%	April 2010	630	—
High yield notes (April 2003)		9.25%-9.5%	January 2005	—	38
High yield notes (July 2003)		6.25%	January 2005	—	356
Bonds exchangeable into Sogecable shares (c)		1.75%	October 2008	605	605
Bonds exchangeable into Vinci shares		1%	March 2005	—	527
Other bonds (d)		—	—	275	618
MAD 6 billion notes — tranche A: 2 billion (e)		TMPBDT 52 wks. +1.15%	December 2006	182	—
MAD 6 billion notes — tranche B: 4 billion (e)		TMPBDT 5 yrs. +1.15%	December 2011	364	—
€1.2 billion revolving credit facility — SFR		Euribor 1 month +0.18%	April 2010	850	350
Other (d)		—	—	256	342

Unsecured borrowings				€4,462	€3,536

Nominal value of borrowings				€4,829	€4,549

Cumulative effect of amortized cost and split accounting of embedded derivatives		na *	na	(112)	(52)

Borrowings				€4,717	€4,497
Put option granted to SNCF on 35% of the share capital of Cegetel S.A.S.	2.3	na *	—	—	304
Put options granted to various third parties by Canal+ Group		na *	—	100	110

Commitments to purchase minority interests				€100	€414

Embedded derivative on bonds exchangeable into Sogecable shares		na *	October 2008	92	165
Embedded derivative on bonds exchangeable into Vinci shares		na *	March 2005	—	78
Other financial derivative instruments		na *	—	10	203

Other derivative instruments				€102	€446

Long-term borrowings and other financial liabilities				€4,919	€5,357

na*: no interest accrued on other financial liabilities.
(a)	Borrowings are considered secured whenever the creditor(s) is/are backed by a pledge on the borrower and/or its guarantors’ assets.
Vivendi Universal — IFRS — unaudited

(b)	The bonds, listed on the Luxembourg Stock Exchange, are subject to customary pari passu, negative pledge and event of default provisions.

(c)	On October 30, 2003, Vivendi Universal issued €605 million of 1.75% exchangeable bonds due 2008 and exchangeable for ordinary shares of Sogecable S.A. (a limited liability company incorporated under the laws of the Kingdom of Spain, whose shares are listed on the Madrid Stock Exchange). Interest is payable annually in arrears on October 30 of each year, commencing on October 30, 2004. Each bond is exchangeable at the holders’ discretion at any time, from January 1, 2004 up to the tenth business day preceding the maturity date, into ordinary shares of Sogecable S.A. at an exchange ratio, subject to adjustment on the occurrence of certain events, of one share for one bond. Vivendi Universal may at its discretion elect to pay holders exercising their option the cash equivalent in euros of the then market value of the relevant shares. Vivendi Universal is entitled, at any time on or after October 30, 2006, at its discretion, to redeem in cash all, but not less than all, of the outstanding bonds, if on 20 out of 30 consecutive trading days, the product of (i) the closing price of a Sogecable share on the Madrid Stock Exchange and (ii) the then applicable exchange ratio equals or exceeds 125% of the sum of the principal amount of one bond (€29.32) plus accrued interest to, but excluding, the date set for redemption. In addition, Vivendi Universal is entitled at any time to redeem in cash all, but not less than all, of the bonds outstanding at a price equal to the principal amount of the bonds plus accrued interest, if any, if less than 10% of the bonds originally issued remain outstanding at that time. Unless previously redeemed, exchanged or purchased and cancelled, the bonds will be redeemed in cash on the maturity date at their principal amount. The bonds, listed on the Luxembourg Stock Exchange, are subject to customary pari passu, negative pledge and event of default provisions.

(d)	Supplementary information with respect to “other bonds” and “other”:

	Fixed interest rates			Floating interest rates			Total
(In millions of euros)	Rates (%)	Maturity	Amount	Rates (%)	Maturity	Amount

As of June 30, 2005
				Euribor 3 months
Other bonds	6.75%	2009	€152	-0.27% to Libor 3	2008-2009	€123	€275
				months -0.23%
				Euribor 3 months
Other	0%-8.67%	2006-2040	226	+0.22% to Libor 6	2006-2007	30	256
				months +0.5%

Total			€378			€153	€531

As of December 31, 2004
				Euribor 3 months
Other bonds	2%-6.75%	2006-2009	€485	-0.27% to Euribor	2006-2009	€133	€618
				3 months -0.10%
				Euribor 3 months
Other	0%-8.67%	2006-2040	254	-0.6% to Euribor 6	2006-2008	88	342
				months +0.5%

Total			€739			€221	€960

(e)	This borrowing was set up in connection with the acquisition of a 16% stake in Maroc Telecom on January 4, 2005. The interest rate is calculated from the weighted average rate of the treasury bonds issued by the Kingdom of Morocco. On April 19, 2005, a MAD 6 million (€546 million as of June 30, 2005) credit facility was set up by SPT from Attijari, a Moroccan bank. This facility was backed by a cash collateral deposit made by VTI for the same amount, the same maturity and will be recoverable as the facility will be repaid. For these reasons, the borrowing and the cash collateral are netted in the consolidated statement of financial position.
14.2.	Currency, maturity and nature of interest rate of the nominal value of borrowings as of June 30, 2004 and December 31, 2004

(In millions of euros)	June 30, 2005		December 31, 2004

Currency:
Euro — EUR	€4,097	84.8%	€3,731	82.0%
American dollar — USD	170	3.5%	810	17.8%
Dirham — MAD	546	11.3%	—	—
Other	16	0.3%	8	0.2%

Total	€4,829	100.0%	€4,549	100.0%

Maturity:
Due between one and two years	€244	5.1%	€957	21.0%
Due between two and three years	763	15.8%	1,347	29.6%
Due between three and four years	937	19.4%	1,150	25.3%
Due between four and five years	1,566	32.4%	639	14.0%
Due after five years	1,319	27.3%	456	10.0%

Total	€4,829	100.0%	€4,549	100.0%

Nature of interest rate:
Fixed interest rate	€2,534	52.5%	€2,613	57.4%
Floating interest rate	2,295	47.5%	1,936	42.6%

Total	€4,829	100.0%	€4,549	100.0%

Vivendi Universal — IFRS — unaudited

NOTE 15. SHORT-TERM BORROWINGS AND OTHER FINANCIAL LIABILITIES AS OF JUNE 30, 2005 AND DECEMBER 31, 2004

		Nominal interest	June 30,	December
(In millions of euros)	Note	rate (%)	2005	31, 2004

Securitization programs
SFR (a)		—	€422	€422
Cegetel S.A.S.	6.1	—	—	65
Other		—	—	2

Asset-backed borrowings (b)			€422	€489

Treasury Bills Vivendi Universal S.A.		Eonia + 0.06%	260	274
SFR		2.20%	491	325
Current portion of long-term borrowings (c)
Bonds		—	494	152
Other borrowings		—	97	31
Other (c)		—	520	473

Unsecured borrowings			€1,862	€1,255

Nominal value of borrowings			€2,284	€1,744

Cumulative effect of amortized cost and split accounting of embedded derivatives		na*	2	(21)

Borrowings			€2,286	€1,723

Put option granted to SNCF on 35% of the share capital of	2.3
Cegetel S.A.S.		na*	401	—
Commitment to purchase 16% of the share capital of Maroc	2.1
Telecom from the Kingdom of Morocco		na*	—	1,100
Put options granted to various third parties by Canal+ Group		na*	—	3

Commitments to purchase minority interests			€401	€1,103

Other financial derivative instruments		na*	8	16

Short-term borrowings and other financial liabilities			€2,695	€2,842

na*: no interest accrued on other financial liabilities.
(a)	On May 11, 2004, SFR set up a five-year receivable securitization contract with a financial institution for an amount of €350 million, net of subordinated deposits (cash collaterals) set up as a guarantee (i.e. €72 million, recorded as cash and equivalents). The financings bear interest at a rate corresponding to the issuance rate of the treasury bills issued through the securitization vehicle or to EURIBOR, plus the fees customary for this type of transaction (subrogation fees, commitments fees and agent fees).

(b)	Borrowings are considered secured whenever the creditor(s) is/are backed by a pledge on the borrower and/or its guarantors’ assets.

(c)	Supplementary information with respect to other borrowings:

	Fixed interest rates		Floating interest rates		Total
(In millions of euros)	Rates (%)	Amount	Rates (%)	Amount

			Euribor 3 months
As of June 30, 2005	0%-9%	923	-0.10% to Euribor	188	€1,111
			1 month +0.60%
			Euribor 3 months
As of December 31, 2004	0%-9%	489	+0.16% to Euribor	167	€656
			1 month +0.60%

NOTE 16. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE FIRST HALF OF 2005, THE FIRST HALF OF 2004 AND THE FULL YEAR 2004
16.1.	Depreciation and Amortization for the first half of 2005, the first half of 2004 and the full year 2004

	Half Year Ended June 30,		Year Ended
(In millions of euros)	2005	2004	December 31, 2004

Amortization of intangible assets	€319	€292	€667
Depreciation of property, plant and equipment	430	502	987
Other accrual (reversal), net	104	(193)	(166)

Total depreciation and amortization	€853	€601	€1,488

Vivendi Universal — IFRS — unaudited

16.2.	Cash dividends for the first half of 2005, the first half of 2004 and the full year 2004

	Half Year Ended June 30,		Year Ended
(In millions of euros)	2005	2004	December 31, 2004

Dividends received from equity affiliates
- NBC Universal	€129	€224	€357
- Veolia Environnement	—	45	45
- Other	7	3	2

	€136	€272	€404

Dividends paid by subsidiaries to their minority shareholders
- SFR	€(278)	€(1,113)	€(1,470)
- Maroc Telecom	(197)	(303)	(303)
- Other	(43)	(45)	(59)

	€(518)	€(1,461)	€(1,832)

Main intercompany dividends with no impact on the group cash position
- SFR	€351	€1,403	€1,854
- Maroc Telecom	€202	€162	€162
NOTE 17. CONTRACTUAL OBLIGATIONS AND CONTINGENT ASSETS AND LIABILITIES
17.1.	Contractual obligations given
     Vivendi Universal and its subsidiaries have various contractual obligations and commercial commitments, which have been defined as items for which we are contractually obligated or committed to pay a specified amount at a specific point in time. Certain of these items are required to be recorded as liabilities in our Consolidated Financial Statements, for example long and short-term borrowings and other financial liabilities. Others, such as certain purchase commitments and other executory contracts are not permitted to be recognized as liabilities in our statement of financial position, but are required to be recorded as off statement of financial position commitments and therefore disclosed. The following tables summarize on the one hand the items recognized as liabilities and on the other hand contractual obligations and commercial commitments recognized as off statement of financial position commitments, given as of June 30, 2005:

			Payments due in
Recorded as liabilities in the Consolidated		Total as of	Before	Between July	Between July	Between July		Total as of
Statement of Financial Position		June 30,	June	2006 and	2007 and	2008 and	After June	December
(In millions of euros)	Note	2005	2006	June 2007	June 2008	June 2009	2009	31, 2004

Long-term borrowings and other financial liabilities	14.1	4,919	€—	€319	€772	€932	€2,896	€5,357
including capital leases	14.1	367	—	35	28	25	279	440
Short-term borrowings and other financial liabilities	15	2,695	2,695	—	—	—	—	2,842
Film and television rights (a)		94	25	18	11	7	33	36
Creative talent and employment agreements (b)		106	13	38	12	13	30	121
Other		60	25	4	5	5	21	84

Total		€7,874	€2,758	€379	€800	€957	€2,980	€8,440

		Payments due in
Other contractual obligations and commercial	Total as of	Before	Between July	Between July	Between July		Total as of
commitments	June 30,	June	2006 and	2007 and	2008 and	After June	December
(In millions of euros)	2005	2006	June 2007	June 2008	June 2009	2009	31, 2004

Operating leases (c)	€2,348	€362	€317	€297	€294	€1,078	€1,628
Sport rights (d)	2,024	673	673	638	40	—	2,134
Film and television rights (a)	2,264	571	490	221	162	820	2,081
Creative talent and employment agreements (b)	799	376	192	106	64	61	828
Real estate defeasance (e)	240	—	240	—	—	—	240
Other	293	108	68	30	18	69	328

Total	€7,968	€2,090	€1,980	€1,292	€578	€2,028	€7,239

(a)	Primarily contracts valid over several years related to the broadcasting of future film and TV productions, commitments to film productions and broadcasting rights at Canal+ Group.

(b)	Agreements in the normal course of business, which relate to creative talent and employment agreements principally at UMG and VUG.

(c)	Lease obligations assumed in the normal course of business for rental of buildings and equipment, as well as satellite capacities at Canal+ Group.

(d)	Exclusivity contracts for the broadcasting of sport events by Canal+ Group. They are recognized in the statement of financial position as current content assets at the fulfillment of the contract, corresponding to the beginning of the event’s commercial use.

(e)	An annual rental guarantee of €12 million was granted by Vivendi Universal to the buyer of the Berlin building Quartier 207 in 1996. The building and the debt used for its acquisition, are not consolidated by Vivendi Universal because the related annual rental guarantees are to terminate in December 2006, following the likely exercise by the buyer of the building of the put option granted by the Dresdner Bank.
Vivendi Universal — IFRS — unaudited

17.2.	Specific commitments given
In addition to contractual obligations and commercial commitments given, Vivendi Universal and its subsidiaries have entered into various guarantees or other specific agreements. The most significant ones as of June 30, 2005 are summarized as follows:

References	Specific commitments given	Amount of the commitment	Expiry
	Put option on “The Inc.” joint-venture	-	2007
	Divestiture of UMG supply and distribution operations (May 2005)	Supply and distribution contracts signed with the buyer EDC.	2015
	Recorded but not guaranteed sublease revenues	€11 million.	2010
	UMTS license (assigned in August 2001)	1% of revenues earned.	2021
1	Investment program agreed with the Moroccan government	€145 million.	2005
2	Shareholders’ governance agreement with members of the Bronfman family	-	2005
3	Guarantees given by Veolia Environnement subsidiaries counter-guaranteed by Veolia Environnement	€53 million counter-guaranteed by Veolia Environnement.	—
	Counter-guarantee on surety bonds	€8 million.	—
4	Obligations to GenRe	-	—
	Obligations related to the permission to use the Consolidated Global	- Creation of jobs (2,100 within 5 years);	2009
	Profit System	- Payment of €5 million annually for 5 years.	2009
	Individual entitlement to training to French employees	Approximately 207,000 hours in 2004.	—
5	NBC-Universal transaction (May 2004) and amendments in June 2005	- Breaches of obligations relating to retained businesses and liabilities, and the divestiture of certain businesses capped at $2,088 million;	—
		- Obligation to cover the Most Favored Nation provisions limited to 50% of every dollar of loss up to $50 million and to 100% of all losses in excess for $50 million;	—
		- Violation of environmental laws and remedial actions: indemnification of aggregate losses stemming from VUE operations. $325 million minimum ($10 million threshold).	—
	Divestiture of Canal+ Technologies (January 2003)	- Customary guarantees;	—
		- Specific guarantees capped at €4 million.	—
6	Divestiture of Canal+ Nordic (October 2003)	- Customary guarantees up to €22 million;	2005
		- Specific guarantees capped at €50 million.	2010
	Divestiture of Canal+ Belgique and Canal+ N.V. (December 2003)	- Customary guarantees up to €5 million for each transaction (except for tax and employee-related liabilities);	2005
		- Other specific guarantees capped at €8 million (provisioned).	—
	Divestiture of Canal+ Nederland (August 2004)	Customary guarantees capped at €4 million (€1 million threshold).	2006
	Divestiture of the StudioExpand animation and entertainment operations, some of MultiThématiques assets and Régie Outremer (June 2005)	Customary guarantees capped at a cumulated €26 million.	2014
7	Divestiture of Sportfive (2004)	Guarantees capped at €50 million excluding tax guarantee (€3.5 million threshold), provisioned up to €3 million	2006
8	Divestiture of NC Numéricâble (March 2005)	- Customary guarantees capped at €42 million counter-guaranteed by France Telecom up to $26 million.	2006
		- Specific guarantees capped at €241 million (including tax and social risks) counter-guaranteed by France Telecom up to €151 million. €15 million of provisions.	2006
		- Call options granted on the stake held in Ypso Holding .	2008-2011
9	Divestiture of Xfera (2003)	Counter guarantee of €55 million to banks in connection with Spanish UMTS frequency spectrum fees	—
	Divestiture of fixed-line telecommunications in Hungary (May 2003)	Customary guarantees related, among other, to 2002 license payments	—
	Divestiture of Monaco Telecom (June 2004)	- Guarantees capped at €90 million (€2.5 million threshold)	2006
		- Specific guarantees capped at €20 million	2009
	Divestiture of Kencell (May 2004)	- Guarantees capped at $40 million	2006
		- Specific guarantees	—
10	Divestiture of Houghton Mifflin (December 2002)	Guarantees relating to intellectual property, to the environment, to tax and employee matters and to share ownership	2005-2007
	Divestiture of 50% stake in Vizzavi (August 2002)	Customary guarantees	—
	Dismantling of MP3 operations (2003)	Guarantees to insurers	—
11	Divestiture of Sithe (December 2000)	Guarantees capped at $480 million	2005
12	Sale of real estate assets (June 2002)	- Vendor warranties - Autonomous first demand guarantees capped at $150 million	2007
		total	2017
	Divestiture of Aeroservice	Customary guarantees capped at $28 million
	(May 2004)		2005
13	Divestiture of UCI (October 2004)	Customary guarantees limited to €135 million	2007
14	Various other miscellaneous guarantees given	€65 million	—
The followings developments are supplementary information related to some of the off statement of financial position commitments listed above.
(1) In January 2003, Maroc Telecom signed with the Kingdom of Morocco’s government an investment agreement under which Maroc Telecom committed itself to a 3-year investment program for a total amount of MAD 7 billion and to creating 300 new jobs before January 2006. In return, the Moroccan government committed to exempt Maroc Telecom from customs fees on investment imports. As of June 30, 2005, MAD 1.6 billion (€145 million) of the investment program had yet to be spent. If Maroc Telecom does not realize these investments, it will have to pay the unpaid customs fees plus penalties for late payment.
(2) In connection with the Seagram merger, Vivendi Universal entered into a Shareholders’ Governance Agreement with members of the Bronfman family, pursuant to which Vivendi Universal agreed, among other things, not to dispose of Seagram shares in a taxable transaction and not to dispose of substantially all of the assets acquired by Vivendi Universal from Seagram in a transaction that would trigger the Gain Recognition Agreement entered into by the Bronfman family and result in the recognition of a taxable gain by it. Under the applicable US income tax regulations, to comply with the foregoing Vivendi Universal must retain at least 30% of the gross assets or at least 10% of the net assets (values determined as of December 8, 2000) until the end of the five-year period ending on December 31, 2005. At the present time, Vivendi Universal is in compliance with this provision.
(3) As of June 30, 2005, Vivendi Universal continued to guarantee commitments given by Veolia Environnement subsidiaries for a total amount of approximately €53 million, mainly relating to performance guarantees given to local authorities (Adelaide and others). All these commitments are being progressively transferred to Veolia Environnement and have been counter-guaranteed by the latter.
(4) Vivendi Universal has retained certain indemnification obligations to GenRe regarding the structure of two interest rate and indices swap agreement contracts implemented in late 1997, and terminated in December 2002. Vivendi Universal believes that the likelihood that these obligations could materialize is remote.
(5) As part of the NBC-Universal transaction which occurred in May 2004, Vivendi Universal and GE have given each other some reciprocal commitments customary for this type of transaction, and have assumed obligations relating to taxes, retained businesses and liabilities, and the divestiture of certain businesses. They have undertaken to indemnify each other against losses stemming from among other things the breach of representations and warranties, any breach of the respective covenants and agreements and the incurrence of new liabilities related to contributed operations.
Vivendi Universal — IFRS — unaudited

Neither party will have any indemnification obligations for losses as a result of breaches of representations and warranties (i) for any individual item where the loss is less than $10 million and (ii) in respect of each individual item where the loss is equal to or greater than $10 million except where the aggregate amount of all losses exceed $325 million. In that event, the liable party will be required to pay the amount of losses which exceeds $325 million, but in no event will the aggregate indemnification payable exceed $2,088 million.
In addition, Vivendi Universal will have indemnification liabilities for 50% of every dollar of loss up to $50 million and for all losses in excess for $50 million relating to liabilities arising out of the Most Favored Nation provisions set forth in certain contracts.
As part of the unwinding of IACI’s interest in VUE on June 7, 2005, Vivendi Universal and IACI agreed to terminate their pending tax dispute, enabling Vivendi Universal to cancel the $91 million letter of credit issued to the benefit of IACI in August 2004. Besides, Vivendi Universal’s obligation to pay up to $520 million to NBC Universal in respect of any loss from the disposition of Universal Parks and Resorts was eliminated. In addition, Vivendi Universal’s commitments with regard to environmental matters have been amended. The liability will be subject to a de minimus exception of $10 million and a payment basket of $325 million.
The representations and warranties other than those regarding authorization, capitalization and tax representations terminated on August 11, 2005. Notices of claims for indemnity for environmental matters must be made by May 11, 2009, except for remediation claims which must be brought by May 11, 2014. Other claims, including those related to taxes, will be subject to applicable statutes of limitations.
(6) In connection with the divestiture of Canal+ Nordic in October 2003, the group granted certain customary guarantees to the acquirers up to €22 million, expiring in October 2005. A specific guarantee was also granted up to €50 million, expiring in April 2010. Its application could be extended under certain conditions. Two guarantees on output deals retained by Canal+ Group amount respectively to a maximum of €20 million and $15 million over the life of the contracts. These guarantees are covered by a back-to-back agreement by the buyers. Canal+ Group has also retained distribution guarantees to Canal Digital and Telenor Broadcast Holding on behalf of its former subsidiary. These guarantees are covered by a back-to-back agreement by the buyers.
(7) In connection with the divestiture of Sportfive in 2004, Canal+ Group granted customary guarantees and specific guarantees related to the collection of certain receivables as well as several litigations, expiring on June 30, 2006. The guarantees are shared with RTL Group and capped at €100 million for the sellers (€7 million threshold), i.e., €50 million for Canal+ Group. A €3 million provision was recorded as of December 31, 2004 in respect of this guarantee. The sellers also granted customary tax guarantees with no limit as to amount.
(8) As part of the divestiture of NC Numéricâble in March 2005, Canal+ Group granted the buyer, Ypso France, several customary guarantees expiring on December 31, 2006 for an amount capped at €42 million. These guarantees are covered by a €26 million counter-guarantee given by France Telecom in respect to the cable networks used by NC Numéricâble. In addition, Canal+ Group granted specific guarantees with a €241 million cap (including tax and social risks), for which €15 million of provisions were accrued as of June 30, 2005. Specific risks related to cable networks used by NC Numéricâble are included in this maximum amount and are counter-guaranteed by France Telecom up to €151 million. Furthermore, Canal+ Group granted two call options to Cinven and Altice, at a pre-defined price, on its stake in Ypso Holding (holding of the new group). The first option concerns half of Canal+ Group’s stake while the second concerns Canal+ Group’s remaining stake. These options can be exercised for one year starting on March 31, 2008 and March 31, 2010 respectively. If Ypso Holding or its operations are sold, Altice will receive a part of the capital gain realized by Canal+ Group if it exceeds a certain amount.
(9) In connection with its investment in Xfera which was sold in 2003, Vivendi Universal granted counter-guarantees of €55 million to a group of banks, which provided a guarantee to the Spanish government covering payment by Xfera of UMTS frequency spectrum fees.
(10) Under the terms of the agreement governing the sale of Houghton Mifflin shares in December 2002, all the guarantees granted by Vivendi Universal expired on June 30, 2004, excluding guarantees relating to intellectual property which expire at the end of December 2005, guarantees relating to the environment which expire in December 2007, guarantees relating to tax and employee matters subject to statutes of limitation and guarantees relating to share ownership which are unlimited in time.
(11) In connection with the sale of its 49.9% interest in Sithe to Exelon in December 2000, Vivendi Universal granted guarantees on its own representations and those of Sithe. Claims, other than those made in relation to foreign subsidiary commitments, are capped at $480 million. In addition, claims must exceed $15 million, except if they relate to foreign subsidiaries or the divestiture of certain electrical stations to Reliant in February 2000. Some of these guarantees will expire December 18, 2005.
(12) As part of the sale of real estate assets in June 2002 to Nexity, Vivendi Universal granted two autonomous first demand guarantees, one for €40 million and one for €110 million to several subsidiaries of Nexity (SAS Nexim 1 to 6). The guarantees are effective until June 30, 2017. These autonomous guarantees are in addition to the vendor warranties granted by Sig 35, Vivendi Universal’s subsidiary, to SAS Nexim 1 to 6 in connection with guarantee contracts dated June 28, 2002. The vendor warranties are valid for a period of 5 years, from June 28, 2002, except those relating to litigation (valid until the end of the proceedings), tax, custom, and employee-related liabilities (statute of limitations plus 3 months) and the decennial guarantee applicable to real estate.
(13) In connection with the divestiture of its 50% stake in UCI in October 2004, Vivendi Universal granted customary guarantees to the buyer capped at €135 million. These guarantees expire on April 28, 2006, except for guarantees relating to environment matters which expire on April 28, 2007 and guarantees relating to tax matters which expire at the end of the applicable statute of limitations period. At the same time, Vivendi Universal continues to provide guarantees in respect of UCI rent commitments to owners of cinema theaters in Germany of approximately €113 million as of June 30, 2005. It received counter-guarantees in this respect from the purchaser of its 50% stake.
(14) Various other miscellaneous guarantees were granted by the group for a total amount of approximately €65 million of which a guarantee capped at €33 million that would be reimbursed in approximately 5 years, if it were to be called. In addition, subsidiaries grant guarantees, in the ordinary course of business, and Vivendi Universal grants guarantees to financial institutions on behalf of its subsidiaries in their pursuit of their operations.
Several guarantees issued in 2004 and in prior years expired. The statutes of limitations of certain guarantees related to employee and tax liabilities has not yet run out. To the best of our knowledge no material claims have been made to date.
17.3.	Commitments received and contingent assets
In addition, Vivendi Universal and its subsidiaries have received various guarantees or other specific agreements which could generate contingent assets. The most significant ones as of June 30, 2005 are summarized as follows:
Vivendi Universal — IFRS — unaudited

References	Commitments received and contingent assets	Amount of the commitment	Expiry
1	Commitment to deliver artistic contents	-	—
	Divestiture of UMG supply and distribution operations (May 2005)	- Future $25 million rebates granted by the buyer related to the US businesses;	2009
		- Future €17 million rebates granted by the buyer related to the European businesses.	2014
	Divestiture of the music clubs, Dial and UGD (2004)	Additional consideration dependant on 2005 Turnover levels up to €6 million.	—
2	Operating licenses for the game World of Warcraft to China the 9th	Minimum royalties to earn guaranteed	—
(Chinese launch in June 2005) and to Softworld (Taiwanese launch expected at the end of the year)
3	Commitments received from Canal+ Group subscribers	€1,765 million (December 31, 2004 estimate)	—
	Acquisition of several companies within MultiThématiques and Expand	Guarantees from the sellers for approximately $15 million.	2007
4	Licenses for SFR networks and for the supply of telecommunications	-	2006 / 2021
services: GSM (March 1991 — March 2006) and UMTS (August 2001 - August 2021)
5	NBC-Universal transaction (May 2004) and amendments in June 2005	- Ability to sell NBC Universal shares on the market beginning in 2007 (up to $3 billion in 2007	—
and $4 billion each year thereafter);
		- Put option to General Electric under certain circumstances;	—
		- General Electric call option as of May 11, 2010 for a 12-month period.	—
	Call option to UGC family shareholders	- Price of €80 million;	2005
		- Adjustment in the case of an onward sale with an increase in value within one year after the exercise of the call.	2006

6	Rights received as part of existing shareholders agreements	-	—
	Various other miscellaneous guarantees received	€316 million	—
(1) UMG generally commits to artists and other parties to pay agreed amounts upon delivery of content or other products. Where the artist or others has not yet delivered content or products, UMG discloses its own obligation as an off statement of financial position commitment. While the artist or other parties are also obligated to deliver content or other product to UMG (these arrangements are generally exclusive), UMG does not report these obligations (or the possible effect of the other party’s failure to deliver) as an offset to its given commitments. Please refer to note 17.1 section “Creative talent and employment agreements”.
(2) VUG granted operating licenses for the massively multiplayer online role playing game World of Warcraft to China the 9th in China and Softworld in Taiwan. In this respect, VUG will receive a guaranteed minimum earning from royalties. In addition, these partners will be responsible for local technical aspects, game masters and customer assistance as well as distribution and marketing. The game launched in China in June 2005 and is scheduled for launch at the end of the year in Taiwan.
(3) Canal+ Group received commitments from its subscribers estimated at €1,765 million as of December 31, 2004. This estimate reflects the minimal commitments granted by the subscribers over the residual life of the contracts (including decoders’ rental, if need be).
(4) SFR holds licenses for its networks, and for the supply of its telecommunications services for a period of 15 years for GSM (March 1991-March 2006), and 20 years for UMTS (August 2001-August 2021). The terms for the renewal of the GSM license, which terminates in March 2006, have been set by French telecommunications regulator and French Finance Ministry on March 24, 2004. The terms would require the payment of a fixed annual fee of €25 million and a variable fee equal to 1% of GSM revenues. The new terms are associated with commitments on network spreading, principally relating to white zones cover.
(5) As part of the NBC-Universal transaction, Vivendi Universal has received certain commitments and guarantees from GE. As part of the agreements with GE, Vivendi Universal is entitled to sell its stake in NBCU under mechanisms providing for exit conditions at fair market value. The dates initially set in the initial agreement have been delayed by one year, including the date of the exercise of the call right by GE on Vivendi Universal’s equity interest, following the unwinding of IACI’s interest in VUE on June 7, 2005. As a result, Vivendi Universal will be able to monetize its equity interest in NBC Universal beginning in 2007, for an amount up to $3 billion in 2007 and $4 billion in 2008 and each year thereafter. GE will have the right to pre-empt any Vivendi Universal’s sale to the market. Under certain circumstances, if Vivendi Universal does exercise its right to monetize its equity interest in NBC Universal and if GE does not exercise its pre-emption right, Vivendi Universal will be able to exercise a put option to GE. Lastly, for a 12-month period commencing on the sixth anniversary of the closing of the NBC-Universal transaction (i.e., as of May 11, 2010), GE will have the right to call either (i) all of Vivendi Universal’s NBCU shares, or (ii) $4 billion of Vivendi Universal’s NBCU shares, in each case at the greater of their market value at the time the call is exercised or their value as determined at the time of the NBC-Universal transaction. If GE calls $4 billion, but not all, of Vivendi Universal’s NBCU shares, GE must call the remaining NBCU shares held by Vivendi Universal by the end of the 12-month period commencing on the seventh anniversary of the closing of the NBC-Universal transaction (i.e., as of May 11, 2011).
(6) As part of existing shareholders agreements (Maroc Telecom, SFR, etc.), Vivendi Universal has obtained certain rights (pre-emption rights, priority rights, etc.) which enable it to control the capital structure of companies owned partially by other shareholders. Conversely, Vivendi Universal has granted similar rights to the latter in the event that it sells its interests to third parties.
NOTE 18. LITIGATIONS
Vivendi Universal is subject to various litigations in the normal course of its business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known to us and after consultation with counsel, management believes that such litigation should not have a material adverse effect on our financial position or results of operations. A summary of the ongoing litigation against the Company are contained in the Note 28 to the consolidated financial statements for the year ended December 31, 2004 disclosed in the Form 20-F filed with the S.E.C. on June 29, 2005. The following paragraphs update those disclosures through as of September 6, 2005, day of the Management Board meeting closing Vivendi Universal’s financial statements for the first half ended June 30, 2005.
COB/ AMF Procedure:
On June 29, 2005, the Paris Court of Appeals overturned the November 3, 2004 decision of the AMF Sanctions Commission and reduced the amount of the penalty imposed by the AMF against Vivendi Universal regarding its financial communications from €1 million to €300,000. In this decision, the Paris Court of Appeals validated Vivendi Universal’s accounting treatment of its investment in Elektrim Telekomunikacja. The Paris Court of Appeals also overturned the Sanctions Commission’s decision regarding the conditions of access to Cegetel’s cash balances.
The Court also recognized that Vivendi Universal could not be held responsible for the oral communications of its then Chief Executive Officer.
The Court upheld the AMF’s complaints with respect to communications regarding indebtedness at the end of 2000 and the level of cash flow in September 2001.
Vivendi Universal — IFRS — unaudited

On August 25, 2005, the AMF appealed against the decision of the Paris Court of Appeals.
Securities Class Action Litigation:
The proceedings are currently in the stage of discovery and witness depositions.
Vivendi Universal’s opposition to plaintiffs’ motion for class certification is due on September 15, 2005 and plaintiffs’ reply papers in further support of their motion for class certification on October 31, 2005.
Elektrim Telekomunikacja:
On August 26, 1999, four minority shareholders of PTC transferred about 15% of the share capital of PTC to Elektrim. In October 1999, DT alleged that its pre-emption rights in respect of about 3.12% of the share capital of PTC had been violated, and referred the matter to arbitration in Vienna. On April 9, 2003, the arbitration tribunal issued an award declaring that the transfer was valid and dismissed DT’s claims. On December 19, 2003 the tribunal also ordered DT to reimburse part of Elektrim’s costs in the arbitration.
In December 2000, DT commenced a new arbitration proceeding in Vienna against Elektrim and Elektrim Telekomunikacja. DT asked the arbitration tribunal to declare invalid the transfer by Elektrim to Elektrim Telekomunikacja of 48% of the PTC shares owned by Elektrim.
In its award (the Award), which was served on the parties on December 13, 2004, the arbitration tribunal held that:
1.	The transfer by Elektrim to Elektrim Telekomunikacja of the PTC shares was ineffective, and the PTC shares were to be considered as never having ceased to form part of the assets of Elektrim;

2.	The said transfer did not constitute a “Material Breach” pursuant to Article 16.1 of the shareholders agreement between DT and Elektrim, but such a Material Breach would occur if Elektrim did not recover the shares concerned within two months of service of the Award;

3.	The Tribunal dismissed DT’s claim for a declaration that an economic impairment on the part of Elektrim existed; and

4.	The Tribunal did not have jurisdiction over Elektrim Telekomunikacja, and the claims concerning Elektrim Telekomunikacja could not be entertained in the context of the arbitration
DT withdrew its claim concerning its financial loss.
On February 2, 2005, the Award was partially recognized by a Warsaw tribunal (Regional Court — Civil Division) with regard to the first three points of the Award described above. On February 22, 2005, Elektrim Telekomunikacja appealed against this partial exequatur for breach of the provisions of the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, dated June 10, 1958. On February 23, 2005, the decision was also appealed by the Public Prosecutor.
On August 3, 2005, the arbitral tribunal of Vienna rendered its decision on the costs, thereby putting a term to the procedure. Telco was charged with no cost.
In the context of proceedings launched by Elektrim Telekomunikacja concerning ownership of the PTC shares and notified to PTC on December 10, 2004, the Warsaw Tribunal (Regional Court — Commercial Division) issued on December 30, 2004, upon Elektrim Telekomunikacja’s request, an injunction prohibiting any amendment of the shareholders register held by PTC. This injunction is currently the subject of an appeal by DT and Elektrim.
In parallel with these proceedings, Elektrim attempted twice to unilaterally obtain from the Warsaw “Registry Court” an amendment of the registration of ownership of the PTC shares allocated to Elektrim Telekomunikacja, in its favor. In its decision rendered on February 10, 2005, the Warsaw Registry Court considered the claims to be unjustified with regard to the aforesaid injunction awarded on December 30, 2004 and dismissed the proceedings. Nevertheless, on February 25, 2005, the Warsaw Registry Court, based on PTC shareholders lists and deliberations by the Boards drawn up and produced by DT and Elektrim in conditions considered to be fraudulent by Elektrim Telekomunikacja, authorized the registration of Elektrim as a shareholder of PTC in lieu of Elektrim Telekomunikacja. Elektrim Telekomunikacja appealed the registration decision and filed a complaint before the Warsaw Public Prosecutor. On August 26, 2005, the Court of Appeal of Warsaw cancelled the decision of the Warsaw Registry Court.
Vivendi Universal has brought the matter before the Polish Government to demand compliance with its commitments with regard to the protection and equitable treatment of investors through the agreement between the Government of the French Republic and the People’s Republic of Poland on support and mutual protection of investments signed on February 14, 1989.
On August 22, 2003, Vivendi Universal and VTI filed a request for arbitration before an arbitration tribunal under the aegis of the London Court of International Arbitration (LCIA), against Elektrim, Elektrim Telekomunikacja and Carcom. This request arose in the context of the Third Amended and Restated Investment Agreement of September 3, 2001 (the agreement) between Elektrim, Elektrim Telekomunikacja, Carcom, Vivendi Universal and VTI. The purpose of this Agreement was to govern relations between Vivendi Universal and Elektrim within Elektrim Telekomunikacja, to organize the investment of Vivendi Universal and Elektrim Telekomunikacja in PTC, and furthermore to anticipate the consequences of the Vienna Award. The initial subject matter of the dispute was the applicability of certain provisions of the Agreement, this initial scope having been extended by Elektrim to cover its validity as a whole and by Vivendi Universal to cover breaches by Elektrim thereof. On March 24, 2005, the LCI Arbitral Tribunal as a result of the first hearing which took place in London on March 17, 2005, issued a provisional freezing order preventing Elektrim to transfer the PTC shares, requesting Elektrim to exercise the rights related to its interests in PTC according to Elektrim Telekomunikacja’s instructions. On April 28, 2005, the arbitral tribunal confirmed this interim order. The next hearing should take place in January 2006.
On August 27, 2003, Elektrim commenced another arbitration against Elektrim Telekomunikacja, under the aegis of the Court of Arbitration of the Polish Chamber of Commerce. As Elektrim has finally recognized the jurisdiction of the Tribunal under the aegis of the LCIA, this proceeding is at the moment suspended.
In April 2005, Vivendi Universal commenced proceedings against DT in the Paris commercial Court, for wrongful termination of negotiations. In September 2004, Deutsche Telekom, without notice and without proper cause, terminated tripartite negotiations commenced one year earlier with Elektrim relating to the sale of 51% of PTC to DT. Vivendi Universal considers this sudden withdrawal to have been motivated by DT’s wish to appropriate the shares of PTC at the lowest possible cost using methods which Vivendi regards as unlawful. Vivendi Universal is claiming
Vivendi Universal — IFRS — unaudited

damages from DT, currently estimated at €2.2 billion to compensate for the losses it has suffered, and, in particular, for the loss of value in its investment in Poland caused by the behaviour of DT.
It appears that, in all likelihood, the Polish Office for the Protection of Competition (the Office) was informed of a supposed increase by Vivendi Universal of an extra 2% in Elektrim Telekomunikacja’s share capital and sent Vivendi Universal a request for information on February 5, 2004 in order to establish whether the provisions of the national law, dated December 15, 2000 on the protection of competition had or had not been violated due to failure to declare a concentration resulting from the intention of Vivendi Universal to take control of Elektrim Telekomunikacja. By a letter dated February 16, 2004, Vivendi Universal reminded the Office that it held only 49% of Elektrim Telekomunikacja, that this holding was fully in compliance with the provisions of the national competition law, and that in the event that it intended to acquire control of Elektrim Telekomunikacja it would duly inform the Office in accordance with the law. On July 22, 2004, the Office informed Vivendi Universal that no breach of the Polish competition regulations had been noted.
On November 23, 2004, the Office required precisions following information appearing in the Vivendi Universal 2004 six-month report for the period of January 1 to June 30, 2004, concerning its methods of consolidation in respect of Ymer. On December 28, 2004, Vivendi Universal responded to the Office that, following the adoption of the financial security law of August 1, 2003, new accounting criteria required to take Ymer into account for consolidation purposes, notwithstanding the absence of control over that company in the legal sense of the term and particularly with regard to the Polish Commercial and Companies Code. On April 7, 2005, the Office decided to initiate an anti-trust proceeding against Vivendi Universal.
IACI Tax Dispute:
On June 7, 2005, Vivendi Universal, NBCU and InterActiveCorp (IACI) unwound IACI’s interests in VUE through the purchase by NBCU of IACI’s common and preferred interests in VUE. The unwinding of IACI’s interests was funded in part through the sale of treasuries (negotiable U.S. Government debt obligations, backed by its full faith and credit) applied for the defeasance of the covenants of the VUE Class A preferred interests, the exchange of 56.6 million shares of IACI stock securing the put / call rights relating to the VUE Class B preferred interests and capital contributions of $ 160 million by Vivendi Universal, through its subsidiary Universal Studios Holding. Vivendi Universal’s obligations to fund the after-tax cost of 94.56% of the 3.6% per annum cash coupon on the VUE Class B preferred interests and pay up to $520 million to NBCU in respect of any loss from the disposition of Universal Parks and Resort were eliminated.
As part of the unwinding, Vivendi Universal and IACI also agreed to terminate their pending tax dispute. In addition, Vivendi Universal and General Electric (GE) agreed to defer by one year, to January 2007 and May 2010, respectively, the dates on which Vivendi Universal may first exercise its right to monetize its equity interest in NBCU over time at fair market value, and on which GE may exercise its call right on Vivendi Universal’s equity interest in NBCU.
Dispute with the IRS:
On August 21, 2003, Vivendi Universal received formal notification from the U.S. Internal Revenue Service (“IRS”) that it is challenging the tax treatment reported by Seagram of the redemption in April 1995 of 156 million of the DuPont shares held by Seagram. The IRS is also challenging approximately $1.3 million in deductions taken by Seagram during the same tax year relating to insurance premium expenses. In total, the IRS is claiming additional tax of approximately $1.5 billion, plus interest.
Vivendi Universal has contested the IRS’s claim in U.S. Tax Court. On October 31, 2003, Vivendi Universal filed a Petition asking the Tax Court to review the IRS’s determination of the taxes allegedly owed with respect to this transaction. The IRS filed an Answer to that petition on December 18, 2003. Vivendi Universal then filed a further Reply on February 2, 2004. Vivendi Universal and the IRS have now commenced informal discovery. A Joint Status Report is to be filed by November 15, 2005, advising the Court of the status of this case.
Vivendi Universal continues to believe that the tax treatment reported by Seagram is fully compliant with U.S. tax laws in force at the time. Vivendi Universal intends to defend that tax treatment vigorously in this controversy which outcome cannot be predicted with complete certainty.
TVT:
In March 2003, the Federal Court in New York found Island Def Jam (IDJ), a subsidiary of Universal Music Group, and Lyor Cohen, its Chairman, liable for breach of contract and copyright infringement against TVT. On September 2, 2003, the trial judge issued a decision reducing the $132 million award, initially granted by the jury, to $53.5 million. IDJ appealed this decision. Consistent with the court’s procedures for securing judgments pending appeal, IDJ deposited with the court sums totaling 111% of the judgment amounts. On June 14, 2005, the Appeal Court overruled the previous judgment and reduced the award to 126,720 $.
TVT appealed this decision. IDJ has requested the release of the sums securing the judgment pending the appeal.
SFR:
SFR is the subject of contentious proceedings which have been served in connection with competition law, proceedings which are often common with other telecommunications service providers. The management of SFR is not in the position to determine the potential impact of the outcome of these proceedings.
NOTE 19. SUBSEQUENT EVENTS
19.1.	SFR €600 million notes issuance (July 2005)
On July 18, 2005, SFR issued €600 million of notes maturing in July 2012 with a 3.4% yield rate.
Vivendi Universal — IFRS — unaudited

19.2.	Group savings plan (July 2005)
In connection with the issuance of common shares realized on July 26, 2005, dedicated to the employees and retired employees of Vivendi Universal SA and of companies in the Vivendi Universal Group which subscribed to the Group Savings Plan, decided by the Board of Directors in its meeting held on March 9, 2005, Vivendi Universal received the subscription of the manager of the Investment Fund “Groupe Vivendi Universal Relais 3”, for a total amount of €27,226,427.62, including the issuance premium. The total amount corresponds to the subscription of 1,399,097 new shares, entitled to interests as of January 1, 2005, each issued at €19.46 that is with an issuance premium of €13.96 per share. These new shares were all paid up in cash at subscription.
As a result, Vivendi Universal capital increased by a nominal amount of €7,695,033.50 (through the creation of 1,399,097 new shares) achieving an increment from €5,899,955,231.50 to €5,907,650,265.00 divided into 1,074,118,230 shares with a nominal value of €5.50 per share.
19.3.	Divestiture of 72% of Cegetel S.A.S. to neuf telecom (august 2005)
The merger of Cegetel S.A.S and neuf telecom was closed on August 22, 2005. This transaction is described in note 2.3. “Divestiture of 72% of Cegetel S.A.S. to neuf telecom (August 2005)”.
Vivendi Universal — IFRS — unaudited

NOTE 20. RECONCILIATION OF THE CONSOLIDATED STATEMENT OF EARNINGS PREPARED UNDER FRENCH GAAP AND THE IFRS CONSOLIDATED STATEMENT OF EARNINGS FOR THE FIRST HALF ENDED JUNE 30, 2004
The reconciliation of the consolidated statements of financial position as of January 1, 2004 and December 31, 2004 and the consolidated statements of earnings for the year ended December 31, 2004 prepared under French GAAP and the IFRS consolidated statement of financial positions as of January 1, 2004 and December 31, 2004 and the consolidated statements of earnings for the year ended December 31, 2004 are presented in the note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as exhibit 15.1 of the 2004 Form 20-F on June 29, 2005.

	1st half ended June 30, 2004

Format compliant with French accounting		Cancellation of foreign	Elimination	Revenues of	Share-based				Cegetel and VUE	Reclassification	Reclassifi-		Format compliant with IFRS
standards	French	currency translation	of goodwill	telecom	compen-	Pensions	Financial	Other resta-	as discontinued	of lines of the	cation of
	GAAP	adjustment related to VUE	amorti-	operators	sation		instruments	tements	operation	statement of	financial	IFRS
(in millions of euros)		as of January 1, 2004	zation							earnings	instruments

		IFRS 1	IFRS 3	IAS 18	IFRS 2	IAS 19	IAS 32/39
Please refer to the paragraph mentioned		G	A	B	C	D	E/F		G
Revenues	11 391	—	—	(144)	—	—	—	(8)	(2 833)	—	—	8 406	Revenues
Operating income	1 818	—	—	2	(13)	26	(7)	1	(336)	—	—	1 491	Earnings from operations
		—	—	—	—	—	—	—	—	—	51	51	Other income from ordinary activities
		—	—	—	—	—	—	—	—	(9)	—	(9)	Other charges from ordinary activities
		—	—	—	—	—	—	—	—	163	—	163	Income from equity affiliates

		—	—	2	(13)	26	(7)	1	(336)	154	51	1 696	Earnings before interest and income taxes
Financing expense	(307)	—	—	—	—	—	39	(18)	58	—	(45)	(273)	Interest
Other financial expenses	(426)	—	—	—	—	—	(84)	(5)	33	118	(6)	(370)	Other financial charges and income

Financing and other expenses, net	(733)	—	—	—	—	—	(45)	(23)	91	118	(51)	(643)	Interest and other financial charges and income

Income (loss) before gain (loss) on businesses sold, net of provisions, income tax, equity affiliates, goodwill amortization and minority interests	1 085	—	—	2	(13)	26	(52)	(22)	(245)	272	—	1 053	Earnings before income taxes and discontinued operations
Gain (loss) on businesses sold net of provisions	(1 596)	2 490	—	—	—	—	—	(37)	(739)	(118)	—	—
Income tax	(671)	—	—	(1)	—	(9)	38	6	82	—	—	(555)	Provision for income taxes

Income (loss) before equity affiliates, goodwill amortization and minority interests	(1 182)	2 490	—	1	(13)	17	(14)	(53)	(902)	154	—	498	Earnings from continuing operations
	156	—	—	—	—	—	—	(31)	38	(163)	—	—
Income (loss) from equity affiliates
Goodwill amortization	(283)	—	283	—	—	—	—	—	—	—	—	—
Impairment losses	(11)	—	—	—	—	—	—	2	—	9	—
									898	—	—	898	Earnings from discontinued operations

Income (loss) before minority interests	(1 320)	2 490	283	1	(13)	17	(14)	(82)	34	—	—	1 396	Earnings

Attributable to													Attributable to :
Net income (loss)	(1 858)	2 490	272	1	(13)	16	(11)	(82)	29	—	—	844	Equity holders of the parent
Minority interests	538	—	11	—	—	1	(3)	—	5	—	—	552	Minority interests
Vivendi Universal — IFRS — unaudited

               A. Business combinations (IFRS 1 / IFRS 3)
As Vivendi Universal has elected to apply the option offered by IFRS 1 not to restate business combinations which took place prior to January 1, 2004 which are not in compliance with the provisions of IFRS 3, first-time adoption of IFRS will not impact the accounting treatment adopted in the past.
In accordance with IFRS 3, goodwill is not amortized from January 1, 2004. The positive impact of this restatement on first half 2004 earnings under IFRS is €283 million.
               B. Revenues of telecom operators (IAS 18)
(a) Recognition of “equipment” revenues
“Equipment” revenues of operators include sales of mobile phones in telephone packs (sales comprising a mobile phone and a telephone subscription) and mobile-only sales. The pack or the mobile phone is generally sold by the operator to the distributor which then sells it on to the future customer of the operator.
Under French GAAP, “equipment” revenues of the operator were recognized when sold to the distributor. Under IFRS, as the conditions of the sale to the distributor are determined by the conditions of the sale to the final customer, “equipment” revenues are recognized when the line is activated by the new customer. In effect, the distributor benefits from favorable terms and conditions from the operator limiting its exposure under the transaction. The operator is the principle party for the service offered (communication); it defines the specific terms and conditions and is primarily responsible for promoting its services.
In the IFRS statement of earnings for the first half of 2004, the impact of this restatement is a net increment in revenues of €14 million (comprising €11 million increment for SFR and €3 million increment for Maroc Telecom), and an increment in cost of revenues of €14 million (comprising €11 million increment for SFR and €3 million increment for Maroc Telecom).
(b) Recognition of customer subsidies as a deduction from “equipment” revenues
The operator grants subsidies on sales of telephone packs and individual mobile phones (e.g. phones sold separately to a customer of the operator):
•	To new customers: “win” subsidies, representing an acquisition cost to the operator;

•	To existing customers: “loyalty” subsidies, representing a retention cost to the operator.
Under French GAAP, win subsidies were recorded in operating expenses (selling, general and administrative expenses), with the exception of the margin realized on the sale to distributors, which was cancelled. Loyalty subsidies were recognized as a deduction from “equipment” revenues, with the exception of subsidies paid on the sale of individual mobile phones, which were recognized in operating expenses.
Under IFRS, subsidies in respect of sales of telephone packs are deducted from “equipment” revenues. In effect, the sale of a telephone pack is a composite sale and the customer subsidy is a component of “equipment” revenues generated by the telecom operator, now recognized on the sale to the customer. Subsidies granted to customers on the sale of individual mobile phones are recognized in operating expenses (selling, general and administrative expenses).
In the IFRS statement of earnings for the first half of 2004, the impact of this restatement is a reduction in revenues of €76 million (comprising €52 million for SFR and €24 million for Maroc Telecom), offset through a reduction in Maroc Telecom Cost of revenues of €24 million and in SFR selling, general and administrative expenses of €52 million, with no net impact on earnings from operations.
(c) Recognition of rollover minutes in pay monthly plans (“services” revenues)
The telecom operator sells certain pay monthly plans under which unused communication minutes from one month can be carried forward to the next month.
Under French GAAP, rollover minutes in pay monthly plans were accrued for based on their cost price. Under IFRS, rollover minutes are recognized in telephone revenues for the amount they represent on the effective consumption of these minutes or when they expire.
In the IFRS statement of earnings for the first half of 2004, the impact of this restatement is not significant.
(d) Accounting of revenues from toll numbers
Sales of services to customers, managed by SFR and Maroc Telecom on behalf of content providers (mainly toll numbers) are presented net of related expenses. Under French GAAP, this change in presentation was applied in the fourth quarter of 2004.
In IFRS statement of earnings for the first half of 2004, the impact of this restatement is a reduction in revenues of €84 million (comprising €83 million for SFR and €1 million for Maroc Telecom).
               C. Share-based compensation (IFRS 2)
Adoption of IFRS 2 (share-based compensation) changes the recognition method for stock-option plans (stock purchase and subscription options granted by Vivendi Universal to its employees and those of its subsidiaries) and Group savings plans (share capital increases reserved for current and retired employees of Vivendi Universal and its subsidiaries). Vivendi Universal has elected for early adoption of this standard as of January 1, 2004. Only plans issued after November 7, 2002 with rights vesting after January 1, 2004 are restated. This concerns:
•	Stock-option plans granted in 2003 and 2004 and all future plans;

•	Group savings plans opened to subscription in 2004 and all future plans.
In accordance with IFRS 2, the benefit awarded to employees on the granting of stock options (value of the option at the grant date) and the subscription of Group savings plan (maximum discount of 20%) represents additional compensation. This additional compensation is recognized as an employee expense, spread over the benefit vesting period:
•	Group savings plan: immediately, on subscription;

•	Stock-option plans: over a 3-year period, by one-third block, in accordance with Vivendi Universal plan rules.
(a) Stock option plans
Vivendi Universal uses a binomial model to measure the employee expense relating to the options granted. The fair value of these options determined on their respective grant dates represents deferred compensation of €75 million, with no net impact on equity in the transitional statement of financial position as of January 1, 2004. This deferred compensation is amortized to earnings over the vesting period. Amortization is not straight-line, as entitlement is vested under the plan by one-third blocks over three years. The expense is, therefore, amortized in accordance with the following spread rates:
Vivendi Universal — IFRS — unaudited

•	Rate applicable in year 1 of the plan: 100% of the first block (fully vested in the first year) + 50% of the second block (vested over 2 years) + 33.33% of the third block (vested over 3 years), that is 61.11%

•	Rate applicable in year 2 of the plan: second half of the second block (vested over 2 years) + 33.33% of the third block (vested over 3 years), that is 27.78%

•	Rate applicable in year 3 of the plan: final third of the third block (vested over 3 years), that is 11.11%
(b) Group savings plan
The accounting expense is equal to the discount granted to current and retired employees, that is the difference between the share subscription price and the share price on the grant date, recognized on the plan subscription date.
(c) Impact on the IFRS statement of earnings for the first half of 2004
The expense recognized in respect of share-based compensation is €13 million. It concerns exclusively stock options that vested in the first half of 2004. This impact is presented in the statement of earnings in selling, general and administrative expenses. This expense does not involve a cash outflow and is offset through a consolidated reserves account.
               D. Pension and retirement benefit obligations (IFRS 1 / IAS 19)
The measurement and recognition of pension and retirement benefit obligations as described in Note 1 “Summary of significant accounting policies and practices” and Note 15 “Employee benefit plans as of December 31, 2004, 2003 and 2002” to the French GAAP consolidated financial statements for the year ended December 31, 2004, comply with the rules laid down in IAS 19 (Employee benefits), with the exception of pension past service costs which are spread over the average residual life under French GAAP.
However, pursuant to IFRS 1, Vivendi Universal has elected to recognize as of January 1, 2004 actuarial gains and losses not yet recognized in the statement of financial position through consolidated equity. This option resulted in the recognition of net actuarial losses through equity in the transitional statement of financial position as of January 1, 2004 for the amount of -€279 million, net of deferred tax (-€423 million before deferred tax).
This restatement of actuarial losses and past service cost in the transitional statement of financial position as of January 1, 2004 results in a reduction in the cost of pensions and severance payments on retirement recognized in earnings from operations. This saving is €26 million, before deferred tax, in the IFRS statement of earnings for the first half of 2004.
               E. ORA and OCEANE bonds (IAS 32 / 39)
The notes mandatory redeemable for shares (ORA) issued by Vivendi Universal in November 2002 and the convertible or exchangeable bonds (OCEANE) issued by Vivendi Universal in January 1999 are compound financial instruments that, according to IAS 32, include a liability component and an equity component (please refer to Note 1 “Summary of significant accounting policies and practices”).
In the IFRS statement of earnings for the first half of 2004, interest savings recognized in the interest total €39 million. The restatements relating to the OCEANE bonds do not impact the IFRS statement of earnings due to their redemption on January 2, 2004.
               F. Derivative financial instruments (IAS 32 / 39)
Under French GAAP, derivates were recognized at the lower of fair value and historical cost. In accordance with the rules laid down in IAS 39 concerning financial instruments, derivatives are measured at fair value in the statement of financial position. Gains and losses resulting from the marking-to-market at the period end of non-hedging derivatives are recognized in earnings, under “Other financial charges”.
Under French GAAP, gains and loss resulting from the remeasurement of derivatives classified for accounting purposes as hedging instruments were deferred until the gains or losses generated by the hedged items are effectively realized. In order to qualify for the more restrictive fair value hedge accounting under IFRS, financial instruments must present the following characteristics: (i) there is formal designation and documentation of the hedging relationship at the inception date; and (ii) the hedge is expected to be highly effective, with this effectiveness reliably measured and demonstrated throughout the hedging relationship initially determined.
In addition, IAS 39 requires the separate recognition of embedded derivatives, such as call options included in convertible bonds, in the same way as other derivatives. These derivatives were not recognized under French GAAP.
In the IFRS statement of financial position, derivatives are recognized at fair value in derivative instruments in assets and Long-term borrowings and other financial liabilities, depending on whether they are positive or negative. Given the particularly strict rules in IAS 32 governing the offset of financial assets and liabilities and depending on the instruments used, it is generally impossible to offset assets and liabilities relating to derivatives. These rules therefore result in a considerable increase in other assets and liabilities in the statement of financial position.
Changes in derivative fair values under IAS 32/39 have a negative impact on first half 2004 earnings under IFRS of €84 million before deferred tax, recognized in “Other financial charges”.
               G. Discontinued operations
Vivendi Universal Entertainment
On October 8, 2003, Vivendi Universal and General Electric (GE) announced the signing of a definitive agreement for the combination of the respective businesses of National Broadcasting Company (NBC) and Vivendi Universal Entertainment (VUE). This transaction, which was completed on May 11, 2004, resulted from an accounting standpoint, in the divestiture of 80% of Vivendi Universal’s interest in VUE and the concurrent acquisition of a 20% interest in NBC. The new company, called NBC Universal (NBCU), is 80% owned by GE and 20% controlled by Vivendi Universal which has equity accounted for NBCU since May 12, 2004, with an ownership interest of 18.5%.
Due to the October 2003 agreement, VUE’s assets and liabilities are recorded in compliance with IFRS 5 as assets and liabilities held for sale, since that date. In the IFRS opening consolidated statement of financial position as of January 1, 2004, VUE’s assets and liabilities were deconsolidated and presented in the amount of 80% of the carrying value as assets held for sale and liabilities relating to assets held for sale, and in the amount of 20% of the carrying value as investments in equity affiliates.
Moreover, pursuant to IFRS 5, the portion of VUE’s tangible and intangible assets recorded as assets held for sale are no longer depreciated or amortized as of October 8, 2003.
In the statement of earnings for the first half of 2004, VUE’s income and expenses for the period from January 1, 2004 and May 11, 2004 were deconsolidated and presented in the amount of 80% of their net value in earnings from discontinued operations and in the amount of 20% in income from equity affiliates. As of May 12, 2004, NBC Universal’s earnings is equity-accounted in the amount of 20%, as it was under French GAAP.
Vivendi Universal — IFRS — unaudited

Under IFRS, the divestiture of 80% of VUE generated a capital gain due to the elimination of the foreign currency translation adjustment on this stake as of January 1, 2004:

Half year
ended June 30,
(in millions of euros)	2004

Capital loss under French GAAP	(1,751)
Cancellation of foreign currency translation adjustment as of January 1, 2004	2,490
Other IFRS adjustments, net	—

Capital gain under IFRS	€739

Cegetel S.A.S.
Following Cegetel and neuf telecom merger announced in May 11, 2005 and closed in August 22, 2005, Cegetel qualified as a discontinued operation pursuant to IFRS 5. Accordingly, the fixed telephony activity’s income and expenses were deconsolidated as of January 1, 2004 and are presented in the amount of 72% of their net value in earnings from discontinued operations and in the amount of 28% in income from equity affiliates. As of June 30, 2005, Cegetel’s assets and liabilities were deconsolidated and presented, in the amount of 72% of their carrying value in assets held for sale and liabilities related to assets held for sale, and in the amount of 28% in investments in equity affiliates.
In the statement of earnings for the first half of 2004, Cegetel S.A.S.’s income and expenses were deconsolidated and presented in the amount of 72% of their net value in earnings from discontinued operations and in the amount of 28% in income from equity affiliates.
Vivendi Universal — IFRS — unaudited